                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                       Report of Foreign Private Issuer

   Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                    For the quarter ended December 31, 2001

                       Commission File Number 001-15190

                       Satyam Computer Services Limited
            (Exact name of Registrant as specified in its charter)

                                Not Applicable
                (Translation at Registrant's name into English)

                               Republic of India
                (Jurisdiction of incorporation or organization)

                           Satyam Technology Center
                             Bahadurpally Village
                              Qutbullapur Mandal,
                             R.R.District - 500855
                           Hyderabad, Andra Pradesh
                                     India
                               (91) 40-309-7505
                   (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [_].

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to registrant In connection with Rule 12g3 - 2(b). Not applicable.

The Company is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statement on Form S-8 (Registration No. 333-13772).

              Currency of Presentation and Certain Defined Terms

Unless the context otherwise requires, references herein to "we," "us," the "company," "SAY" or "Satyam" are to Satyam Computer Services Limited, a limited liability company organized under the laws of the Republic of India. References to "U.S." or the "United States" are to the United States of America, its territories and its possessions. References to "India" are to the Republic of India. We are a leading Indian information technology services company, which is traded on the New York Stock Exchange under the symbol "SAY" as well as the major Indian stock exchanges. "Satyam" is a trademark owned by Satyam Computer Services Limited. "Sify.com," "SatyamOnline," "Satyam.Net," "satyamonline.com" and "Satyam iway" are trademarks used by our majority-owned subsidiary, Satyam Infoway Limited ("Infoway") for which Infoway has registration applications pending in India. All other trademarks or tradenames used in this Quarterly Report on Form 6-K ("Quarterly Report") are the property of their respective owners.

In this Quarterly Report, references to "$", "Dollars" or "U.S. dollars" are to the legal currency of the United States, and references to "Rs.," "rupees" or "Indian rupees" are to the legal currency of India. References to a particular "fiscal" year are to our fiscal year ended March 31 of such year.

For your convenience, this Quarterly Report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this Quarterly Report, all translations from Indian rupees to U.S. dollars contained in this Quarterly Report have been based on the noon buying rate in the City of New York on December 31, 2001 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate on December 31, 2001 was Rs. 48.27 per $1.00.

The International Data Corporation market data presented in this Quarterly Report shows IDC's estimates derived from a combination of vendor, user and other market sources and therefore may differ from numbers claimed by specific vendors using different market definitions or methods. There can be no assurance that this market data is accurate or that any projections made by IDC will be achieved.

Information contained in our websites, including our corporate website, www.satyam.com, is not part of this Quarterly Report.

                Forward-Looking Statements May Prove Inaccurate

IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED "RISK FACTORS" AND ELSEWHERE IN THIS QUARTERLY REPORT. YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT'S ANALYSIS ONLY AS OF THE DATE OF THIS QUARTERLY REPORT. IN ADDITION, YOU SHOULD CAREFULLY REVIEW THE OTHER INFORMATION IN THIS QUARTERLY REPORT AND IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") FROM TIME TO TIME. OUR FILINGS WITH THE SEC ARE AVAILABLE ON ITS WEBSITE, WWW.SEC.GOV.

                                    PART. I
                             FINANCIAL INFORMATION

Item 1.   Financial Statements

Please see Annex 1 for our U.S. GAAP Consolidated Financial Statements for the nine months ended December 31, 2001.

Item 2.   Operating and Financial Review and Prospects

The following discussion of the operating and financial review and prospects of our company should be read in conjunction with the financial statements and the related notes included elsewhere in this document and the unaudited financial statements and the related notes contained in our quarterly report on Form 6-K for the three months ended December 31, 2001. This discussion contains forward-looking statements that involve risks and uncertainties. For additional information regarding these risks and uncertainties, please see "Risk Factors". We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Overview

We are the fourth largest provider of IT services in India, based on the amount of export revenues generated during our fiscal year ended March 31, 2001. We offer a comprehensive range of services, including software development, system maintenance, packaged software integration, and engineering design services. We use our global infrastructure to deliver value-added services to our customers to address IT needs in specific industries and to facilitate eBusiness initiatives. We also have two main subsidiaries, Satyam Infoway Limited, or Infoway, which provides Internet services in India, and VisionCompass Inc., or VCI, which has developed and markets our software product, VisionCompass. Our total revenues increased by 45.5% to $306.9 million in the nine months ended December 31, 2001 from $210.9 million in the nine months ended December 31, 2000. As of December 31, 2001, we had 9,645 employees, whom we refer to as associates, worldwide as compared to 9,521 as of December 31, 2000.

Our reportable operating segments consist of the following three businesses:

          . IT services. In our IT services business, we provide our customers the ability to meet all of their IT needs from one service provider. Our understanding of both existing computer systems and new Internet technologies allows us to assist our customers in the management and maintenance of existing systems and the development and integration of new technologies. Our eBusiness services include designing, developing, integrating and maintaining Internet-based applications, such as eCommerce websites, and implementing packaged software applications, such as customer or supply chain management software applications. We also assist our customers in making their existing computing systems accessible over the Internet. We offer our customers flexible delivery alternatives through our offshore centers located in India, through offsite centers which we have established in our major markets and through onsite teams operating on the customers' premises.

          . Internet services. Through our subsidiary, Infoway, we offer consumer Internet access services, including dial-up Internet access, e-mail and web page hosting services, as well as corporate network and technology services which include dial-up and dedicated Internet access, private network services, business -to-business eCommerce and website development and hosting services. We also operate an on-line portal, sify.com (formerly satyamonline.com) and related content sites specifically tailored to Indian interests worldwide for news, personal finance, movies, music and automobiles. As of December 31, 2001, we owned 52.5% of the equity shares of Infoway. Infoway's ADSs trade on the Nasdaq National Market under the symbol "SIFY".

               In October 2001, we announced our intention to explore alternatives in order to divest our interest in Infoway. As also announced in October, 2001, we have acquired the software services division of Satyam Infoway Limited (SIFY) with effect from January 1, 2002 subject to necessary approvals from shareholders of SIFY. This acquisition includes the purchase of tangible and intangible fixed assets, current assets and current liabilities of the division as well as the assignment of its continuing business in favour of the company. The objective of the acquisition is to permit us to concentrate on our core business of software services and to permit Infoway to concentrate on Internet services. The price of the acquisition is US$6.9 million as valued by an independent appraiser.

          . Software products. Through our wholly owned subsidiary in the United States, VCI, we have developed VisionCompass, a software product for use as a management tool to assess and help improve business performance. VCI's sales and marketing strategy will target Fortune 1000 companies in the manufacturing, professional services and telecommunications markets, utilizing both a direct sales force and select channel partners.

Revenues

Our IT services revenues (excluding inter-segment revenues, which are revenues generated from services provided by Satyam Computer Services to its subsidiaries and vice-versa) represented 87.6% and 90.6% of our total revenues in the nine months ended December 31, 2000 and the nine months ended December 31, 2001, respectively. These revenues increased by 50.5% to $278.1 million in the nine months ended December 31, 2001 from $184.8 million in the nine months ended December 31, 2000. Our revenues are generated principally from IT services provided on either a time-and-material or a fixed-price basis. Revenues from IT services provided on a time-and-material basis are recognized in the period that services are performed. Revenues from IT services provided on a fixed-price basis are recognized under the percentage of completion method of accounting when the work executed can be reasonably estimated and under the completed contract method of accounting when the work to complete cannot be reasonably estimated. The percentage of completion estimates are subject to periodic revisions and the cumulative impact of any revision in the estimates of the percentage of completion is reflected in the period in which the changes become known. Although from time to time we have revised our project completion estimates, to date such revisions have not materially affected our reported revenues. Revenues from IT services (excluding inter-segment revenues) provided on a time-and-material basis represented 79.4% and 77.8% of our IT services revenues in the nine months ended December 31, 2000 and the nine months ended December 31, 2001, respectively. Revenues from IT services (excluding inter-segment revenues) provided on a fixed-price basis represented 20.6% and 22.2% of our IT services revenues in the nine months ended December 31, 2000 and the nine months ended December 31, 2001, respectively.

The following table represents our IT services revenues (excluding inter-segment revenues) by type of IT service offering for the periods indicated:

  Type of IT service offering             Nine months ended December 31, 2000    Nine months ended December 31, 2001
  ---------------------------             -----------------------------------    -----------------------------------
(in millions, except percentages)
Software development..................       $ 116.5               63.1%             $ 148.6                  53.4%
System maintenance....................          38.3               20.7                 84.6                  30.4
Packaged software integration.........          15.3                8.3                 31.5                  11.4
Engineering design services...........          14.7                7.9                 13.4                   4.8
                                                                  -----                                      -----
  Total...............................       $ 184.8              100.0%             $ 278.1                 100.0%
                                             =======              =====              =======                 =====

We provide our IT services through our offshore centers located in India, through offsite centers which we have established in our major markets and through onsite teams operating at our customers' premises. Offshore IT services revenues consist of revenues from IT services work conducted in our offshore centers and onsite work conducted at customers' premises which is related to offshore work. Offshore IT services revenues do not include revenues from offsite centers or onsite work which is not related to any offshore work. We charge higher rates and incur higher compensation expenses for work performed by our onsite teams on a customers' premises or at our offsite centers as compared to work performed at our offshore centers in India. Services performed at our onsite teams or at our offsite centers typically generate higher revenues per capita but at a lower gross margin than the same amount of services performed at our offshore centers in India. Offshore IT services revenues (excluding inter-segment revenues) represented 60.2% and 53.5% of our IT services revenues in the nine months ended December 31, 2000 and the nine months ended December 31, 2001, respectively. Offsite and onsite IT services revenues (excluding inter-segment revenues) represented 39.8% and 46.5% of our IT services revenues in the nine months ended December 31, 2000 and the nine months ended December 31, 2001, respectively.

IT services revenues and gross profits are affected by the rate at which associates are utilized. We calculate utilization rates monthly, based on the ratio of the actual number of hours billed by technical associates in such month to the total number of billable hours. For purposes of such calculation, we assume that an associate is 100.0% utilized if he or she works 157 hours per month. Utilization rates for IT services were 81.0% and 78.1% in the nine months ended December 31, 2000 and the nine months ended December 31, 2001, respectively. Utilization rates for IT services were 81.2% and 75.8% in the three months ended December 31, 2000 and the three months ended December 31, 2001, respectively. These utilization rates do not include training time for our associates.

Revenues from Internet services are recognized upon actual usage of such services by customers and is based on either the time for which the network is used or the volume of data transferred or both. Our Internet services revenues (excluding inter-segment revenues) represented 12.4% and 9.2% of our total revenues in the nine months ended December 31, 2000 and the nine months ended December 31, 2001, respectively. These revenues increased by 8.9% to $28.4 million in the nine months ended December 31, 2001 from $26.0 million in the nine months ended December 31, 2000.

Revenues from software products are recognized when persuasive evidence of an arrangement exists, the fee is fixed and determinable and collection of resulting receivable is probable, and the arrangement does not require significant customization of the software.

Expenses

Cost of revenues for IT services consists primarily of salary and other compensation and benefits, deferred stock compensation expense, depreciation, data communications expenses, rent, computer maintenance, cost of software for internal use, expenses to open new onsite, offsite and offshore centers and foreign travel expenses. Cost of revenues for Internet services consists primarily of recurring telecommunication costs necessary to provide Internet access to consumer and corporate network subscribers, personnel and operating expenses associated with customer support and network operations and third party software and hardware purchased for resale to corporate customers.

Selling, general and administrative expenses consist primarily of salary and other compensation and benefits, deferred stock compensation expense, depreciation, sales and marketing expenses, telecommunications expenses, rent, repairs and maintenance, travelling expenses, power and fuel, professional charges, training and development and administrative expenses. Costs associated with the development of software products are classified under selling, general and administrative expenses and primarily consist of research and development expenditures and compensation and benefit expenses.

Consolidation of Subsidiaries

As of December 31, 2001, we had invested $5.9 million representing equity and other advances in Infoway, $27.4 million in VCI and $12.5 million in six of our other subsidiaries. Since their inception in December 1995 and January 1999, respectively, our subsidiaries Infoway and VCI have incurred significant operating losses and negative cash flows. As of December 31, 2001, the cumulative net losses incurred were $214.6 million by Infoway, $27.5 million by VCI and $9.9 million by our other subsidiaries.

The results of Infoway, VCI and our other subsidiaries are reflected in our consolidated financial statements under U.S. GAAP whereas the unconsolidated audited financial statements prepared under Indian GAAP for Satyam Computer Services do not reflect the results of our subsidiaries. Infoway's and VCI's combined losses reduced our consolidated net income under U.S. GAAP by $78.0 million in the nine months ended December 31, 2001 and increased our consolidated net loss under U.S. GAAP by $29.7 million in the nine months ended December 31, 2000.

In November 1999, Infoway purchased 24.5% of the outstanding shares of IndiaWorld for a cash purchase price of $28.3 million, and made an $11.8 million non-refundable deposit towards an option to purchase the remaining 75.5% of the outstanding shares in IndiaWorld for a purchase price of $85.0 million. Infoway exercised the option to acquire the remaining outstanding shares of IndiaWorld in June 2000 by paying $48.7 million in cash and the balance in 268,500 equity shares of Infoway valued at $24.6 million. For U.S. GAAP reporting purposes, the acquisition was accounted for as a purchase and the financial statements of IndiaWorld Communications have been consolidated with Infoway's financial statements from and after December 1, 1999.

On July 13, 2000, Infoway entered into an agreement to acquire all the outstanding equity of IndiaPlaza.com Inc., an internet company which through its website operates an online internet shopping mall. The acquisition was consummated on December 2000 through the issuance of 455,192 Infoway ADSs (representing 113,798 equity shares) to the former equity holders of IndiaPlaza.com. For U.S. GAAP reporting purposes, the financial statements of IndiaPlaza.com have been consolidated with Infoway's financial statements from and after December 8, 2000.

Equity in Earnings (Losses) of Associated Companies

Associated companies are accounted for using the equity method. In July 2000, Infoway acquired a 25% stake in CricInfo Limited for a consideration of $37.5 million worth of Infoway's ADSs. The total goodwill from this acquisition amounted to $37.4 million, of which $24.9 million has been amortized and impaired, and charged to equity in earnings (losses) of associated companies net of taxes in the nine months ended December 31, 2001.

Investment in Satyam GE Software Services Private Limited

In January 2002, we initiated the process to transfer our 50% shareholding in Satyam GE Software Services Private Limited (Satyam GE) to GE Pacific (Mauritius) Limited, Mauritius (GEPL) in accordance with the shareholder's agreement. This transfer is subject to the fulfilment of terms and conditions specified in the agreement and obtaining necessary approvals from appropriate authorities. GEPL will pay Satyam approximately $ 4.0 million in consideration for the transfer of these Shares.

Deferred Stock Compensation Expense

In May 1998, Satyam Computer Services established its ASOP. Aspects of the ASOP differ significantly from typical U.S. stock option plans. We subsequently established the Satyam Associates Trust, or the Trust, to administer the ASOP, and issued to the Trust warrants to purchase 13.0 million equity shares. To give our associates the benefit of our stock split in September 1999, the Trust exercised its warrants to acquire our shares before the split using the proceeds from bank loans. The Trust periodically grants eligible associates warrants to purchase equity shares held by or reserved for issuance by the Trust. The warrants may vest immediately or may vest over a period ranging from two to three years, depending on the associate's length of service and performance. Upon vesting, employees have 30 days in which to exercise their warrants.

Each warrant issued by the Trust currently entitles the associate holding the warrant to purchase 10 equity shares of our company at a price of Rs.450 ($9.32), plus an interest component associated with the loan the Trust assumed, for the conversion of the warrants it held. The interest component is computed based on a fixed vesting period and a fixed interest rate. This exercise price has been substantially below the market price of our shares at the time the warrants have been granted by the Trust. Neither we nor the Trust may increase the exercise price of the warrants. We account for the ASOP as a fixed plan option in accordance with Accounting Principles Board Opinion No. 25.

Under U.S. GAAP, the difference between the exercise price and the market price on the date the warrants are granted to associates is required to be treated as a non-cash compensation charge and amortized over the vesting period of the equity shares underlying the warrants. Under U.S. GAAP, in the nine months ended December 31, 2001, we recognized deferred stock compensation of $1.2 million and $8.4 million was amortized and charged to earnings, respectively. As of December 31, 2001, warrants (net of forfeited and cancelled warrants) to purchase 11,480,390 equity shares have been granted to associates pursuant to ASOP, and warrants to purchase 9,156,530 equity shares have been exercised. As of December 31, 2001, the Trust held warrants to purchase 1,519,610 equity shares which had not yet been granted to associates pursuant to the ASOP but are expected to be granted in the future.

In May 1999, the shareholders at our annual general meeting approved the Associate Stock Option Plan B, or ASOP B for the grant of 13.0 million equity shares. In June, 2001 the Shareholders at our Annual General Meeting approved for the grant of further 15.7 million equity shares. The ASOP B is substantially similar to the ASOP and will be administered by a committee of our board of directors. As of December 31, 2001, options (net of forfeited and cancelled options) to purchase 9,805,279 equity shares have been granted to associates under this plan. We expect that the exercise prices of options granted in the future under the ASOP B will generally not be less than the fair market value of the underlying shares and therefore we do not expect to incur compensation expense with respect to those future grants. We also account for the ASOP B as a fixed option plan.

In May 1999, the shareholders at our annual general meeting approved the Associate Stock Option Plan ADR, or ASOP - ADR, pursuant to which we expect to periodically issue grants to eligible associates to purchase ADRs. As of December 31, 2001, warrants for 1,169,425 ADSs representing 2,338,850 equity shares have been granted to associates under the ASOP ADR. The warrants issued under ASOP-ADR could be at a price per option which is not less than 90% of the value of one ADS as reported on NYSE (fair market value) on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the day of grant as decided by the Board or any of its Committees of the ASOP (ADS). We account for the ASOP ADR as a fixed option plan. We expect that the exercise prices of options granted in the future under the plan will not be less than the fair market value of the underlying ADRs and therefore we do not expect to incur compensation expense with respect to those future grants.

In fiscal 1999, Infoway established the IASOP. The IASOP is substantially similar to the ASOP and is administered by an employee welfare trust called the Infoway Trust. Infoway issued to the Infoway Trust warrants to purchase 825,000 equity shares of Re.10 each in Infoway. In turn, the Infoway Trust from time to time grants to eligible associates warrants to purchase equity shares held by or reserved for issuance by the Infoway Trust. An associate must pay consideration of Re.1 per warrant to the Infoway Trust and each warrant entitles the associate-holder to purchase one equity share of Infoway at an exercise price decided by the board of directors. The board of directors has determined that in no event will the exercise price for warrants granted in the future be less than 90.0% of the market price of the shares on the Nasdaq National Market as of the grant date. The warrants and the shares received upon the exercise of warrants are subject to progressive vesting over a three year period from the date the warrants were issued to the associate. The exercise period for these warrants is 30 days from the vesting period. The warrants allotted and the underlying shares are not subject to any repurchase obligations by Infoway. We account for the IASOP as a fixed option plan.

Under U.S. GAAP, in the nine months ended December 31, 2000 and the nine months ended December 31, 2001, Infoway recognized deferred stock compensation of $2.3 million and $595 thousand; and $1.6 million and $527 thousand was amortized and charged to earnings, respectively. As of December 31, 2001, warrants (net of forfeited and cancelled warrants) to purchase 713,600 equity shares of Infoway have been granted to associates pursuant to its IASOP, and 200 warrants have been exercised. As of December 31, 2001, the Infoway Trust held warrants to purchase 111,400 equity shares of Infoway which had not yet been granted by the Infoway Trust to associates pursuant to its IASOP but are expected to be granted in the future.

In April 2000, VCI established the VCI 2000 Stock Option Plan or VCI Plan. As of December 31, 2001, options (net of forfeited and cancelled options) to purchase 711,925 shares in VCI have been granted to associates pursuant to the VCI Plan, and no options have been exercised. As of December 31, 2001, 24,288,075 shares in VCI are reserved for issuance upon the exercise of options which had not been granted pursuant to the VCI Plan but are expected to be granted in the future. We account for the VCI Plan as a fixed option plan. The exercise prices of the prior options grants have been at fair value of the underlying shares. We expect that the exercise prices of options granted in the future under the plan will be equal to the fair value of the underlying shares and therefore we do not expect to incur compensation expense with respect to those future grants.

Principles of Currency Translation

In the nine months ended December 31, 2000 and the nine months ended December 31, 2001, 82.0% and 83.0%, respectively, of our total revenues were generated in U.S. dollars. A majority of our expenses were incurred in Indian rupees and the balance was primarily incurred in U.S. dollars, European currencies and Japanese yen. Our functional currency and the functional currency for our subsidiaries located in India is the Indian rupee; however, the Japanese yen, U.S. dollars, U.K. pounds sterling and Singapore dollars are the functional currency of our foreign subsidiaries located in Japan, the U.S., the U.K. and Singapore, respectively. The translation of such foreign currencies into U.S. dollars (our reporting currency) is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using monthly simple average exchange rates prevailing during the reporting periods. Adjustments resulting from the translation of functional currency financial statements to reporting currency are accumulated and reported as other comprehensive income, a separate component of shareholders' equity.

We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of our expenses, including personnel costs as well as capital and operating expenditures, will continue to be denominated in Indian rupees. Consequently, our results of operations will be affected to the extent the rupee exchange rate fluctuates.

Results of Operations

The following tables set forth selected operating data as value and as a percentage of revenues by segment (including inter-segment revenues) for the periods indicated:

                                                                 Nine months ended December 31,

                                                       2000                                             2001
                                                       ----                                             ----

                          IT      Internet   Software   Consoli-              IT       Internet    Software    Consoli
                       services   services   products   dation    Total     services   services    products    dation     Total
                       --------   --------   --------   -------- --------   --------   ---------   --------    --------  -------

                                                                         (in thousands)
Statement of
Operations Data:
Revenues - external
customers...........   $184,815   $ 26,045         --         --  $210,860   $278,132   $  28,367        353         --    $306,852
Inter-segment
revenue.............      3,115        966        142    $(4,223)       --        416       2,745    $   213    $(3,374)         --
                       --------   --------   --------    -------  --------   --------   ---------    -------    -------    --------

  Total revenues....    187,930     27,011        142     (4,223)  210,860    278,548      31,112        566     (3,374)    306,852
Cost of revenues
(1).................    130,710     19,536         71       (809)  149,508    156,216      24,090        149     (3,161)    177,294
                       --------   --------   --------    -------  --------              ---------    -------    -------    --------


Gross profit........     57,220      7,475         71     (3,414)   61,352    122,332       7,022        417       (213)    129,558
Operating expenses:
 Selling, general
 and administrative
  expenses(2).......     48,241     32,432   $ 10,589     (3,414)   87,848     64,566      32,630      3,038       (213)    100,021
  Amortization
 and impairment
 of goodwill........      3,396     13,907         --         --    17,303      3,253      93,543         --         --      96,796
                                             --------    -------              -------   ---------    -------    -------    --------


 Total operating
  expenses.........      51,637     46,339     10,589     (3,414)  105,151     67,819     126,173      3,038       (213)    196,817
                       --------   --------   --------    -------   -------    -------   ---------    -------    -------    --------

Operating income
(loss).............       5,583    (38,864)   (10,518)        --   (43,799)    54,513    (119,151)    (2,621)        --     (67,259)
Interest income....         241      5,292         --         --     5,533      2,362         832         --         --       3,194
Interest expense...      (7,460)      (265)        --         --    (7,725)    (2,649)       (160)        --         --      (2,809)
Other income.......       3,643      1,948          5         --     5,596     52,223       1,032         --         --      53,255
Other expenses.....        (294)       (32)        --         --      (326)      (154)       (174)        --         --        (328)
                       --------   --------   --------    -------   -------    -------   ---------    -------    -------    --------

Income (loss) before
minority interest and
equity in earnings
(losses) of associated
companies,.........       1,713    (31,921)   (10,513)        --   (40,721)   106,295    (117,621)    (2,621)        --     (13,947)
Income taxes.......      (1,883)         7         --         --    (1,876)   (14,716)         --         --         --     (14,716)
Minority interest..          --     16,980         --         --    16,980        175      68,315         --         --      68,490
Equity in earnings
 (losses) of
 associated
 companies, net of
 taxes.............         490     (4,252)        --         --    (3,762)       985     (26,099)        --         --     (25,114)
                                  --------   --------    -------              -------   ---------    -------    -------    --------

Net income (loss)..    $    320   $(19,186)  $(10,513)        --  $(29,379)  $ 92,739   $ (75,405)   $(2,621)        --    $ 14,713
                       ========   ========   ========    =======  ========   ========   =========    =======    =======    ========

Depreciation.......      15,059      5,991        297         --    21,347     17,749      11,175        345         --      29,269
Deferred Stock
 Compensation......      38,936      1,564         --         --    40,500      8,478         527         --         --       9,005

(1) Inclusive of deferred stock compensation expenses of $25,576 thousand for IT services and $404 thousand for Internet services in the nine months ended December 31, 2000 and $5,913 thousand for IT services and $244 for Internet services in the nine months ended December 31, 2001

(2) Inclusive of deferred stock compensation expenses of $13,360 thousand for IT services and $1,160 thousand for Internet services in the nine months ended December 31, 2000 and $2,565 thousand for IT services and $283 thousand for Internet services in the nine months ended December 31, 2001.

                                                                 Nine Months ended December 31,

                                                         2000                                     2001
                                                         ----                                     ----

                                          IT     Internet    Software               IT     Internet  Software
                                       Services  services    products   Total    services  services  products   Total
                                       --------  --------    --------  -------   --------  --------  --------  -------
Statement of
Operations Data:

Revenues - external customers ....      98.3%     96.4%       --       100.0%     99.9%     91.2%     62.4%    100.0%
Inter-segment revenue ............       1.7       3.6       100.0%     --         0.1       8.8      37.6      --
                                       -----     -----                 -----     -----     -----               -----

   Total revenues ................     100.0     100.0       100.0     100.0     100.0     100.0     100.0     100.0
Cost of revenues(1) ..............      69.6      72.3        50.0      70.9      56.1      77.4      26.3      57.8
                                       -----     -----                 -----     -----     -----               -----

Gross profit .....................      30.4      27.7        50.0      29.1      43.9      22.6      73.7      42.2
Operating expenses:
  Selling, general and
   administrative expenses(2) ....      25.7     120.1     7,457.0      41.7      23.2     104.9     536.7      32.6
  Amortization and impairment
   of goodwill ...................       1.8      51.5        --         8.2       1.2     300.7      --        31.5

   Total operating expenses ......      27.5     171.6     7,457.0      49.9      24.3     405.5     536.7      64.1

Operating income (loss) ..........       3.0    (143.9)   (7,407.0)    (20.8)     19.6    (383.0)   (463.1)    (21.9)
Interest income ..................       0.1      19.6        --         2.6       0.8       2.7      --         1.0
Interest expense .................      (4.0)     (1.0)       --        (3.7)     (1.0)     (0.5)     --        (0.9)
Other income .....................       1.9       7.2         3.5       2.7      18.7       3.3      --        17.4
Other expenses ...................      (0.2)     (0.1)       --        (0.2)     (0.1)     (0.6)     --        (0.1)

Income (loss) before income
taxes, minority interest
and equity in earnings (losses)
of associated companies ..........       0.9    (118.2)   (7,403.5)    (19.3)     38.2    (378.1)   (463.1)     (4.5)

Income taxes .....................      (1.0)       --        --        (0.9)     (5.3)     --        --        (4.8)
Minority interest ................        --      62.9        --         8.1       0.1     219.6      --        22.3

Equity in earnings (losses) of
associated companies, net of taxes       0.3     (15.7)       --        (1.8)      0.4     (83.9)     --        (8.2)

Net income (loss) ................       0.2%    (71.0)%   (7403.5)%   (13.9)%    33.3%   (242.4)%  (463.1)%     4.8%

Depreciation .....................       8.0%     22.2%      209.2%     10.1%      6.4%     35.9%     61.0%      9.5%
Deferred Stock
 Compensation ....................      20.7       5.8        --        19.2       3.0       1.7      --         2.9

(1) Inclusive of deferred stock compensation expenses of $25,576 thousand for IT services and $404 thousand for Internet services in the nine months ended December 31, 2000 and $5,913 thousand for IT services and $244 for Internet services in the nine months ended December 31, 2001

(2) Inclusive of deferred stock compensation expenses of $13,360 thousand for IT services and $1,160 thousand for Internet services in the nine months ended December 31, 2000 and $2,565 thousand for IT services and $283 thousand for Internet services in the nine months ended December 31, 2001.

Comparison of the nine months ended December 31, 2001 and 2000

Revenues. Revenues increased by 45.5% to $306.9 million in the nine months ended December 31, 2001 from $210.9 million in the nine months ended December 31, 2000. The revenue growth was primarily a result of increases in revenues from IT services, which represented $278.1 million of revenues in the nine months ended December 31, 2001 as compared to $184.8 million in the nine months ended December 31, 2000, and to a lesser extent increases in revenues from Internet services. In the nine months ended December 31, 2001, we derived approximately 90.6% of our total revenues from IT services, approximately 9.3% of our total revenues from Internet services and 0.1% of our total revenues from software products.

During the nine months ended December 31, 2001, we derived 71.8% of our revenues from the United States, 7.9% from India, 2.1% from Japan, 9.3% from Europe and the remaining 8.9% from other countries. During the nine months ended December 31, 2000, we derived 73.3% of our revenues from the United States, 11.1% from India, 1.4% from Japan, 6.7% from Europe and the remaining 7.5% from other countries.

Cost of revenues. Cost of revenues increased 18.6% to $177.3 million in the nine months ended December 31, 2001 from $149.5 million in the nine months ended December 31, 2000. This increase was attributable primarily to increases in associate compensation and benefits expenses and costs of international travel. Associate compensation and benefits expenses increased 50.3% to $106.2 million, or 34.6% of revenues, in the nine months ended December 31, 2001 from $71.4 million, or 33.8% of revenues, in the nine months ended December 31, 2000. Travel expenses increased 46.2% to $19.9 million, or 6.5% of revenues, in the nine months ended December 31, 2001 from $13.6 million, or 6.4% of revenues, in the nine months ended December 31, 2000. The increase in cost of revenues was partially offset by a decrease in deferred stock compensation expense. Deferred stock compensation expense decreased by 76.3% to $6.2 million, or 2.0% of revenues, in the nine months ended December 31, 2001 from $26.0 million, or 12.3% of revenues, in the nine months ended December 31, 2000. Inter-segment cost of revenues were $3.2 million in the nine months ended December 31, 2001 as compared to $0.8 million in the nine months ended December 31, 2000. Cost of revenues represented 57.8% of revenues in the nine months ended December 31, 2001 and 70.9% in the nine months ended December 31, 2000.

Selling, general and administrative expenses. Selling, general and administrative expenses increased 13.9% to $100.0 million in the nine months ended December 31, 2001 from $87.8 million in the nine months ended December 31, 2000. This increase was a result primarily of increase in associate compensation and benefits and professional charges. Compensation and benefits expenses increased 84.2% to $32.4 million, or 10.6% of revenues, in the nine months ended December 31, 2001 from $17.6 million, or 8.4% of revenues, in the nine months ended December 31, 2000 . Professional charges increased 84.3% to $9.3 million, or 3.0% of revenues, in the nine months ended December 31, 2001 from $5.0 million, or 2.4% of revenues, in the nine months ended December 31, 2000. The increase in selling, general and administrative expenses were partially offset by a decrease in deferred stock compensation expense. Deferred stock compensation expense decreased by 80.4% to $2.8 million, or 0.9% of revenues, in the nine months ended December 31, 2001 from $14.5 million, or 6.9% of revenues, in the nine months ended December 31, 2000. Inter-segment selling, general and administrative expenses were $0.2 million in the nine months ended December 31, 2001 as compared to $3.4 million in the nine months ended December 31, 2000. Selling, general and administrative expenses represented 32.6% of revenues in the nine months ended December 31, 2001 as compared to 41.7% of revenues in the nine months ended December 31, 2000.

Amortization and impairment of goodwill. Amortization and impairment of goodwill was $96.8 million in the nine months ended December 31, 2001 as compared to $17.3 million in the nine months ended December 31, 2000. The goodwill expense in the nine months ended December 31, 2001 primarily reflects the amortization and impairment of goodwill associated with the acquisition of IndiaWorld and IndiaPlaza.com by Infoway and the minority interest in Satyam Enterprise Solutions, or SES. The recoverability of goodwill arising out of IndiaWorld and IndiaPlaza acquisitions was assessed at the enterprise level since the operations of these entities have been completely integrated into the operations of Infoway. As of December 31, 2001, in accordance with accounting policy, based on the market capitalization of Infoway and future expectations, the carrying value of goodwill is fully impaired. Accordingly, the entire carrying value of goodwill as of December 31, 2001, pertaining to IndiaWorld and IndiaPlaza has been charged to the statement of operations.

Operating income (loss). As a result of the foregoing, operating loss was $67.3 million in the nine months ended December 31, 2001 as compared to an operating loss of $43.8 million in the nine months ended December 31, 2000. Excluding the amortization and impairment of goodwill and deferred stock compensation expense, operating income would have been $38.5 million in the nine months ended December 31, 2001 and $14.0 million in the nine months ended December 31, 2000 and operating margin would have been 12.6% and 6.6% of total revenues in the nine months ended December 31, 2001 and 2000, respectively.

Interest income. Interest income decreased to $3.2 million in the nine months ended December 31, 2001 from $5.5 million in the nine months ended December 31, 2000.

Interest expense. Interest expense decreased by 63.6% to $2.8 million in the nine months ended December 31, 2001 from $7.7 million in the nine months ended December 31, 2000 primarily on account of repayment of debt.

Other income. Other income increased to $53.3 million in the nine months ended December 31, 2001 from $5.6 million in the nine months ended December 31, 2000. Other income includes $45.6 million representing a gain on the sale of shares of Infoway which was recognized in the nine months ended December 31, 2001 after a put option held by Government of Singapore Investment Corporation Pte. Ltd. ("GSIC") expired unexercised on October 15, 2001. In June 2000, we completed a sale of 347,200 equity shares to GSIC at a price of US$144 per share, subject to the put option to sell the shares back to us.

Balance part of other income was primarily on account of foreign currency translation gains.

Minority Interest. Minority interest increased to $68.5 million in the nine months ended December 31, 2001 from $17.0 million in the nine months ended December 31, 2000.

Income taxes. Income taxes were $14.7 million in the nine months ended December 31, 2001 as compared to $1.9 million in the nine months ended December 31, 2000. The increase in income taxes is mainly on account of tax paid on the capital gain on sale of shares of Infoway and the provision for foreign taxes payable overseas by offsite and onsite centers, principally in the United States.

Equity in earnings (losses) of associated companies. Equity losses of associated companies were $25.1 million in the nine months ended December 31, 2001 as compared to $3.8 million in the nine months ended December 31, 2000 which was primarily due to amortization and impairment of goodwill associated with our investment in CricInfo Limited. The carrying value of the investment in CricInfo by Infoway was assessed for impairment as of December 31, 2001. Based on the original methodology and expectations with respect to this acquisition at the time of acquisition coupled with adverse market conditions, the carrying value of goodwill which forms part of investment in Cricinfo was impaired and has been charged to the statement of operations.

Net income (loss). As a result of the foregoing, net income was $14.7 million in the nine months ended December 31, 2001 as compared to a net loss of $29.4 million in the nine months ended December 31, 2000. Excluding the amortization and impairment of goodwill expense and deferred stock compensation expense, net income would have been $120.5 million in the nine months ended December 31, 2001 and $28.4 million in the nine months ended December 31, 2000 and net margin would have been 39.3% and 13.5% in the nine months ended December 31, 2001 and 2000, respectively.

IT Services

Revenues. IT services revenues (including inter-segment revenues) increased 48.2% to $278.5 million in the nine months ended December 31, 2001 from $187.9 million in the nine months ended December 31, 2000, of which $0.4 million and $3.1 million represented inter-segment revenues in the nine months ended December 31, 2001 and 2000, respectively. All revenues discussed in this sub-section "Revenues" relate only to IT services revenues generated from external customers and exclude inter-segment revenues generated from services provided by Satyam Computer Services to its subsidiaries and vice-versa.

Our revenue growth primarily reflected the higher proportion of our service offerings that address the system maintenance, software design and development, packaged software integration and eBusiness requirements of our customers as well as an increase in engineering design services. Revenues from eBusiness projects were $40.7 million, or 14.6%, of our revenues in the nine months ended December 31, 2001 as compared to $52.0 million, or 28.2%, of our revenues in the nine months ended December 31, 2000.

During the nine months ended December 31, 2001, we derived 76.4% of our revenues from the United States, 10.3% from Europe, 2.3% from Japan, 1.7% from India and the remaining 9.4% from the rest of the world. During the nine months ended December 31, 2000, we derived 80.7% of our revenues from the United States, 6.9% from Europe, 1.6% from Japan, 2.4% from India and the remaining 8.4% from rest of the world.

For purposes of the remainder of the discussion of the results of operations for our business segments, except as specifically indicated, we have included all inter-segment data for all items under discussion. Please refer to the "Results of Operations" table above for an analysis of consolidation of the business segments.

Cost of revenues. Cost of revenues increased 19.5% to $156.2 million in the nine months ended December 31, 2001 from $130.7 million in the nine months ended December 31, 2000. Cost of revenues represented 56.1% of revenues in the nine months ended

December 31, 2001 as compared to 69.6% in the nine months ended December 31, 2000. The increase in cost of revenues was attributable primarily to an increase in associate compensation and benefits. Compensation and benefit expenses increased 48.4% to $102.9 million, or 36.9% of revenues in the nine months ended December 31, 2001 from $69.3 million, or 36.9% of revenues, in the nine months ended December 31, 2000 respectively. Deferred compensation expense decreased by 76.9% to $5.9 million, or 2.1% of revenues, in the nine months ended December 31, 2001 from $25.6 million, or 13.6% of revenues, in the nine months ended December 31, 2000.

Selling, general and administrative expenses. Selling, general and administrative expenses increased 33.8% to $64.6 million in the nine months ended December 31, 2001 from $48.2 million in the nine months ended December 31, 2000. Selling, general and administrative expenses represented 23.2% of revenues in the nine months ended December 31, 2001 as compared to 25.7% in the nine months ended December 31, 2000. The decrease in selling, general and administrative expenses as a percentage of revenues was attributable primarily to a decrease in deferred stock compensation expense. Deferred stock compensation expense decreased to 0.9% of revenues, or $2.6 million, in the nine months ended December 31, 2001 from 7.1% of revenues, or $13.4 million, in the nine months ended December 31, 2000. This decrease in selling, general and administrative expenses was partially offset by an increase in compensation and benefit expenses. Compensation and benefit expenses increased to 8.9% of revenues, or $24.8 million, in the nine months ended December 31, 2001 from 3.9% of revenues, or $7.2 million, in the nine months ended December 31, 2000.

Amortization and impairment of goodwill. Amortization of goodwill was $3.3 million in the nine months ended December 31, 2001 as compared to $3.4 million in the nine months ended December 31, 2000. The goodwill expense reflects the goodwill associated with the acquisition of the minority interest in SES in September 1999.

Operating income (loss). As a result of the foregoing, operating income was $54.5 million in the nine months ended December 31, 2001 as compared to $5.6 million in the nine months ended December 31, 2000. Excluding the amortization of goodwill expense and deferred stock compensation expense, operating income would have been $66.2 million in the nine months ended December 31, 2001 and $47.9 million in the nine months ended December 31, 2000 and operating margin would have been 23.8% and 25.5% of revenues in the nine months ended December 31, 2001 and 2000, respectively.

Interest income. Interest income increased to $2.4 million in the nine months ended December 31, 2001 from $0.2 million in the nine months ended December 31, 2000. The increase in interest income was attributable primarily to interest earned on deposits kept out of proceeds from our ADS offering.

Interest expense. Interest expense was $2.6 million in the nine months ended December 31, 2001 and $7.5 million in the nine months ended December 31, 2000 primarily on account of repayment of debt.

Other income. Other income increased to $52.2 million in the nine months ended December 31, 2001 from $3.6 million in the nine months ended December 31, 2000. Other income includes $45.6 million representing a gain on the sale of shares of Infoway in June 2000 which was recognised in the nine months ended December 31, 2001 after a put option held by the buyer expired unexercised on October 15, 2001.

The balance of other income was primarily on account of foreign currency translation gains.

Income taxes. Income taxes were $14.7 million in the nine months ended December 31, 2001 and $1.9 million in the nine months ended December 31, 2000. The increase in income taxes is mainly on account of tax paid on the capital gain on sale of shares of Infoway and the provision for foreign taxes payable overseas by offsite and onsite centers, principally in the United States.

Equity in earnings (losses) of associated companies. Equity earnings (losses) of our associated companies were $1.0 million in the nine months ended December 31, 2001 as compared to $0.5 million in the nine months ended December 31, 2000 which was primarily due to proportionate earnings associated with our investment in Satyam Venture Engineering Services (P) Limited and Satyam-GE Software Services (P) Ltd.,

Net income (loss). As a result of the foregoing, net income was $92.7 million in the nine months ended December 31, 2001 as compared to $0.3 million in the nine months ended December 31, 2000. Excluding the amortization of goodwill expense and deferred stock compensation expense, net income would have been $104.5 million in the nine months ended December 31, 2001 and $42.7 million in the nine months ended December 31, 2000 and net margin would have been 37.5% and 22.7% in the nine months ended December 31, 2001 and 2000, respectively.

Internet Services

Revenues. Internet services revenues (including inter-segment revenues) increased 15.2% to $31.1 million in the nine months ended December 31, 2001 from $27.0 million in the nine months ended December 31, 2000, of which inter-segment revenues were $2.7 million in the nine months ended December 31, 2001 and $1.0 million in the nine months ended December 31, 2000. This increase was attributable primarily to a significant increase in the corporate network/data services businesses and a significant number of new orders from prominent customers throughout India.

Cost of revenues. Cost of revenues increased 23.3% to $24.1 million in the nine months ended December 31, 2001 from $19.5 million in the nine months ended December 31, 2000. Cost of revenues represented 77.4% of Internet services revenues in the nine months ended December 31, 2001 as compared to 72.3% in the nine months ended December 31, 2000. The increase in cost of revenues was attributable primarily to increase in compensation and benefit expenses. Compensation and benefit expenses increased 164.2% to $5.3 million, or 17.0% of revenues, in the nine months ended December 31, 2001 from $2.0 million, or 7.4% of revenues, in the nine months ended December 31, 2000. The increase was partially offset by a decrease in communication expenses as a percentage of revenues. Communication expenses decreased to 4.5% of revenues or $1.4 million, in the nine months ended December 31, 2001 from 42.6% of revenues, or $11.5 million, in the nine months ended December 31, 2000.

Selling, general and administrative expenses. Selling, general and administrative expenses were $32.6 million in the nine months ended December 31, 2001 and $32.4 million in the nine months ended December 31, 2000. Selling, general and administrative expense represented 104.9% of Internet services revenues in the nine months ended December 31, 2001 as compared to 120.1% in the nine months ended December 31, 2000. This decrease was attributable to decrease in indirect personnel costs and marketing expenses. Indirect personnel costs decreased 2.0% to $6.1 million, or 19.7% of revenues, in the nine months ended December 31, 2001 from $6.2 million, or 23.1% of revenues, in the nine months ended December 31, 2000 . Marketing expenses decreased 71.1% to $1.7 million, or 5.6% of revenues, in the nine months ended December 31, 2001 from $6.0 million, or 22.2% of revenues, in the nine months ended December 31, 2000. This decrease was offset by an increase in depreciation expenses . Depreciation expenses increased 86.5% to $11.2 million, or 35.9% of revenues, in the nine months ended December 31, 2001 from $6.0 million, or 22.2% of revenues, in the nine months ended December 31, 2000.

Amortization and impairment of goodwill expense. Amortization and impairment of goodwill was $93.5 million in the nine months ended December 31, 2001 as compared to $13.9 million in the nine months ended December 31, 2000. The goodwill and impairment expense in the nine months ended December 31, 2001 reflects the amortization of goodwill associated primarily with the acquisition of IndiaWorld and IndiaPlaza . The recoverability of goodwill arising out of IndiaWorld and IndiaPlaza acquisitions was assessed at the enterprise level since the operations of these entities have been completely integrated into the operations of Infoway. As of December 31, 2001, in accordance with accounting policy, based on the market capitalization of Infoway and future expectations, the carrying value of goodwill is fully impaired. Accordingly, the entire carrying value of goodwill as of December 31, 2001, pertaining to IndiaWorld and IndiaPlaza has been charged to the statement of operations.

Operating income (loss). As a result of the foregoing, operating loss increased to $119.2 million in the nine months ended December 31, 2001 from $38.9 million in the nine months ended December 31, 2000. Excluding the amortization of goodwill and impairment expense and deferred stock compensation expense, operating loss would have been $25.1 million in the nine months ended December 31, 2001 and $23.4 million in the nine months ended December 31, 2000.

Interest income. Interest income decreased to $0.8 million in the nine months ended December 31, 2001 from $5.3 million in the nine months ended December 31, 2000.

Other Income. Other income decreased to $1.0 million in the nine months ended December 31, 2001 from $1.9 million in the nine months ended December 31, 2000.

Minority Interest. Minority interest increased to $68.3 million in the nine months ended December 31, 2001 from $17.0 million in the nine months ended December 31, 2000.

Equity in earnings (losses) of associated companies. Equity losses of associated companies were $26.1 million in the nine months ended December 31, 2001 as compared $4.3 million in the nine months ended December 31, 2000 primarily due to amortization and impairment of goodwill associated with Infoway's investment in Refco Sify, Placements.com and CricInfo Limited. The carrying value of investment in Cricinfo by Infoway was assessed for impairment. Based on the original methodology and expectations with respect to this acquisition at the time of acquisition coupled with adverse market conditions, the carrying value of goodwill which forms part of investment in Cricinfo was impaired and has been charged to the statement of operations.

Net income (loss). As a result of the foregoing, net loss increased to $75.4 million in the nine months ended December 31, 2001 from $19.2 million in the nine months ended December 31, 2000. Excluding the amortization of goodwill and impairment expense and deferred stock compensation expense, net income would have been $18.7 million in the nine months ended December 31, 2001 and net loss would have been $3.7 million in the nine months ended December 31, 2000.

Software Products

VCI has generated revenues of $0.6 million of which $0.2 million was from intersegment revenues. VCI incurred a $2.6 million net loss in the nine months ended December 31, 2001 as compared to a $10.5 million net loss in the nine months ended December 31, 2000.

The net loss of $2.6 million in the nine months ended December 31, 2001 primarily comprised employee compensation and benefits of $1.8 million. The net loss of $10.5 million in the nine months ended December 31, 2000 was attributable primarily to employee compensation and benefit expenses of $4.2 million, and professional charges and software product research and development expenses of $3.3 million, most of which were costs paid to Satyam for development work undertaken on the product.

Results of Operations

The following tables set forth selected operating data as value and as a percentage of revenues by segment (including inter-segment revenues) for the periods indicated:

                                                        Three months ended December 31,

                                               2000
                                               ----

                             IT        Internet     Software     Consoli-
                          services     services     products      dation        Total
                          --------     --------     --------     --------     ---------

                                                                              (in thousands)
Statement of
Operations Data:
Revenues - external
customers .............   $  71,169    $   9,829           --           --    $  80,998
Inter-segment
revenue ...............         590          283           71    $    (944)          --
                          ---------    ---------    ---------    ---------    ---------

   Total revenues .....      71,759       10,112           71         (944)      80,998
Cost of revenues(1) ...      47,594        8,758           71          (52)      56,371
                          ---------    ---------    ---------    ---------    ---------

Gross profit ..........      24,165        1,354           --         (892)      24,627
Operating expenses:
 Selling, general and
 administrative
  expenses(2) .........      15,962       12,663    $   3,469         (892)      31,202
 Amortization and
  impairment
  of goodwill .........       1,102        5,967           --           --        7,069

   Total operating
   expenses ...........      17,064       18,630        3,469         (892)      38,271
                          ---------    ---------    ---------    ---------    ---------

Operating income
(loss) ................       7,101      (17,276)      (3,469)          --      (13,644)
Interest income .......          23          855           --           --          878
Interest expense ......      (1,990)          --           --           --       (1,990)
Other income ..........         624          396           --           --        1,020
Other expenses ........         (38)         (31)          --           --          (69)

Income (loss) before
income taxes,
minority interest and
equity in earnings
(losses) of associated
companies .............       5,720      (16,056)      (3,469)          --      (13,805)
Income taxes ..........        (712)          --           --           --         (712)
Minority interest .....          --        8,948           --        8,948           85
Equity in earnings
(losses) of associated
companies, net of taxes         206       (2,611)          --           --       (2,405)

Net income (loss) .....   $   5,214    $  (9,719)   $  (3,469)          --    $  (7,974)

Depreciation ..........       5,229        2,446          115           --        7,790
Deferred Stock
 Compensation
      .................      10,406          513           --           --       10,919

                                               2001
                                               ----

                             IT        Internet     Software     Consoli-
                          services     services     products      dation        Total
                          --------     --------     --------     --------     ---------


Statement of
Operations Data:
Revenues - external
customers .............   $  94,369    $   9,897          177           --    $ 104,443
Inter-segment
revenue ...............         130          970    $      71    $  (1,171)          --
                          ---------    ---------    ---------    ---------    ---------

   Total revenues .....      94,499       10,867          248       (1,171)     104,443
Cost of revenues(1) ...      57,040        8,069           --       (1,100)      64,009
                          ---------    ---------    ---------    ---------    ---------

Gross profit ..........      37,459        2,798          248          (71)      40,434
Operating expenses:
 Selling, general and
 administrative
  expenses(2) .........      23,925       10,303          485          (71)      34,642
 Amortization and
  impairment
  of goodwill .........       1,071           --           --           --        1,071

   Total operating
   expenses ...........      24,996       10,303          485          (71)      35,713
                          ---------    ---------    ---------    ---------    ---------

Operating income
(loss) ................      12,463       (7,505)        (237)          --        4,721
Interest income .......         645            4           --           --          649
Interest expense ......        (255)         (67)          --           --         (322)
Other income ..........      46,999          192           --           --       47,191
Other expenses ........         (69)         (28)          --           --          (97)

Income (loss) before
income taxes,
minority interest and
equity in earnings
(losses) of associated
companies .............      59,783       (7,404)        (237)          --       52,142
Income taxes ..........     (11,433)          --           --           --      (11,433)
Minority interest .....       3,847           --           --        3,932
Equity in earnings
(losses) of associated
companies, net of taxes        (264)        (634)          --           --         (898)

Net income (loss) .....   $  48,171    $  (4,191)   $    (237)          --    $  43,743

Depreciation ..........       6,519        3,509           47           --       10,075
Deferred Stock
 Compensation
      .................       3,077          184           --           --        3,261

(1) Inclusive of deferred stock compensation expenses of $6,346 thousand for IT services and $88 thousand for Internet services in the three months ended December 31, 2000 and $2,050 thousand for IT services and $123 thousand for Internet services in the three months ended December 31, 2001

(2) Inclusive of deferred stock compensation expenses of $4,060 thousand for IT services and $425 thousand for Internet services in the three months ended December 31, 2000 and $1,027 thousand for IT services and $61 thousand for Internet services in the three months ended December 31, 2001.

                                                                     Three Months ended December 31,

                                                              2000                                        2001
                                                              ----                                        ----
                                                 IT      Internet   Software                IT       Internet   Software
                                              services   services   products    Total     services   services   products   Total
                                              --------   --------   --------    -----     --------   --------   --------   -----
Statement of
Operations Data:

Revenues - external customers..............      99.2%      97.2%         --     100.0%      99.9%      91.1%      71.4%     100.0%
Inter-segment revenue......................       0.8        2.8       100.0%       --        0.1        8.9       28.6         --
                                                -----     ------                 -----      -----     ------                 -----

   Total revenues..........................     100.0      100.0       100.0     100.0      100.0      100.0      100.0      100.0
Cost of revenues(1)........................      66.3       86.6       100.0      69.6       60.4       74.3         --       61.3
                                                -----     ------   ---------     -----      -----     ------     ------      -----

Gross profit...............................      33.7       13.4          --      30.4       39.6       25.7      100.0       38.7
Operating expenses:
 Selling, general and
  administrative expenses(2)...............      22.2      125.2     4,885.9      38.5       25.3       94.8      195.6       33.2
 Amortization and impairment
   of goodwill.............................       1.5         59          --       8.7        1.1         --         --        1.0
                                                -----     ------   ---------     -----      -----     ------     ------      -----

   Total operating expenses................      23.8      184.2     4,885.9      47.2       26.5       94.8      195.6       34.2
                                                -----     ------                 -----      -----     ------     ------      -----

Operating income (loss)....................       9.9     (170.8)   (4,885.9)    (16.8)      13.2      (69.1)     (95.6)       4.5
Interest income............................       0.0        8.5          --       1.1        0.7         --         --        0.6
Interest expense...........................      (2.8)        --          --      (2.5)      (0.3)      (0.6)        --       (0.3)
Other income...............................       0.9        3.9          --       1.3       49.7        1.8         --       45.2
Other expenses.............................      (0.1)      (0.3)         --      (0.1)      (0.1)      (0.3)        --       (0.1)
                                                -----     ------                 -----      -----     ------                 -----
Income (loss) before income
taxes, minority interest
and equity in earnings (losses)
of associated companies....................       8.0     (158.8)   (4,885.9)      (17)      63.3      (68.1)     (95.6)      49.9

Income taxes...............................      (1.0)        --          --      (0.9)     (12.1)        --         --      (10.9)
Minority interest..........................        --       88.5          --      11.0        0.1       35.4         --        3.8
                                                -----     ------   ---------     -----                           ------

Equity in earnings (losses) of
associated companies, net of taxes.........       0.3      (25.8)         --      (3.0)      (0.3)      (5.8)        --       (0.9)
                                                -----     ------   ---------     -----                ------     ------      -----

Net income (loss)..........................       7.3%     (96.1)%  (4,885.9)%    (9.8)%     51.0%     (38.6)%    (95.6)%     41.9%

Depreciation...............................       7.3%      24.2%      162.0%      9.6%       6.9%      32.3%      19.0%       9.6%
Deferred Stock
 Compensation..............................      14.5        5.1          --      13.5        3.3        1.7         --        3.1

 ..............................
(1) Inclusive of deferred stock compensation expenses of $6,346 thousand for IT services and $88 thousand for Internet services in the three months ended December 31, 2000 and $2,050 thousand for IT services and $123 thousand for Internet services in the three months ended December 31, 2001

(2) Inclusive of deferred stock compensation expenses of $4,060 thousand for IT services and $425 thousand for Internet services in the three months ended December 31, 2000 and $1,027 thousand for IT services and $61 thousand for Internet services in the three months ended December 31, 2001.

Comparison of the three months ended December 31, 2001 and 2000

Revenues. Revenues increased by 28.9% to $104.4 million in the three months ended December 31, 2001 from $81.0 million in the three months ended December 31, 2000. The revenue growth was primarily a result of increases in revenues from IT services, which represented $94.4 million of revenues in the three months ended December 31, 2001 as compared to $71.2 million in the three months ended December 31, 2000, and to a lesser extent increases in revenues from Internet services. In the three months ended December 31, 2001, we derived approximately 90.4% of our total revenues from IT services, approximately 9.5% of our total revenues from Internet services and 0.1% of our total revenues from software products.

During the three months ended December 31, 2001, we derived 72.4% of our revenues from the United States, 7.3% from India, 1.5% from Japan, 11.4% from Europe and the remaining 7.4% from rest of the world.

Cost of revenues. Cost of revenues increased 13.6% to $64.0 million in the three months ended December 31, 2001 from $56.4 million in the three months ended December 31, 2000. Inter-segment cost of revenues were $1.1 million in the three months ended December 31, 2001 as compared to $52 thousand in the three months ended December 31, 2000. Cost of revenues represented 61.3% of revenues in the three months ended December 31, 2001 and 69.6% in the three months ended December 31, 2000.

Selling, general and administrative expenses. Selling, general and administrative expenses increased 11.0% to $34.6 million in the three months ended December 31, 2001 from $31.2 million in the three months ended December 31, 2000. Selling, general and administrative expenses represented 33.2% of revenues in the three months ended December 31, 2001 as compared to 38.5% of revenues in the three months ended December 31, 2000.

Amortization and impairment of goodwill. Amortization and impairment of goodwill was $1.1 million in the three months ended December 31, 2001 as compared to $7.1 million in the three months ended December 31, 2000.

Operating income (loss). As a result of the foregoing, operating income was $4.7 million in the three months ended December 31, 2001 as compared to an operating loss of $13.6 million in the three months ended December 31, 2000. Excluding the amortization and impairment of goodwill and deferred stock compensation expense, operating income would have been $9.1 million in the three months ended December 31, 2001 and $4.3 million in the three months ended December 31, 2000 and operating margin would have been 8.7% and 5.4% of total revenues in the three months ended December 31, 2001 and 2000, respectively.

Interest income. Interest income decreased to $0.6 million in the three months ended December 31, 2001 from $0.9 million in the three months ended December 31, 2000.

Interest expense. Interest expense decreased by 83.8% to $0.3 million in the three months ended December 31, 2001 from $2.0 million in the three months ended December 31, 2000.

Other income. Other income increased to $47.2 million in the three months ended December 31, 2001 from $1.0 million in the three months ended December 31, 2000. Other income includes $45.6 million representing a gain on the sale of shares of Infoway which was recognised in the three months ended December 31, 2001 after a put option held by Government of Singapore Investment Corporation Pte
Ltd. ("GSIC") expired unexercised on October 15, 2001.   In June 2000, we
completed sale of 347,200 equity shares to GSIC at price of US$ 144 per share, subject to the put option to sell the shares back to us.

Income taxes. Income taxes were $11.4 million in the three months ended December 31, 2001 as compared to $0.7 million in the three months ended December 31, 2000. The increase in income taxes is mainly on account of capital gains tax paid on gain on sale of shares of Infoway and the provision for foreign taxes payable overseas by offsite and onsite centers, principally in the United States.

Equity in earnings (losses) of associated companies. Equity losses of associated companies were $0.9 million in the three months ended December 31, 2001 as compared to $2.4 million in the three months ended December 31, 2000 .

Net income (loss). As a result of the foregoing, net income was $43.7 million in the three months ended December 31, 2001 as compared to a net loss of $8.0 million in the three months ended December 31, 2000. Excluding the amortization and impairment of goodwill expense and deferred stock compensation expense, net income would have been $48.1 million in the three months ended December 31, 2001 and $10.0 million in the three months ended December 31, 2000 and net margin would have been 46.0% and 12.4% in the three months ended December 31, 2001 and 2000, respectively.

IT Services

Revenues. IT services revenues (including inter-segment revenues) increased 31.7% to $94.5 million in the three months ended December 31, 2001 from $71.8 million in the three months ended December 31, 2000, of which $0.1 million and $0.6 million represented inter-segment revenues in the three months ended December 31, 2001 and 2000, respectively. All revenues discussed in this sub-section "Revenues" relate only to IT services revenues generated from external customers and exclude inter-segment revenues generated from services provided by Satyam Computer Services to its subsidiaries and vice-versa.

Revenues continued to increase in all aspects of our services. Our revenue growth primarily reflected the higher proportion of our service offerings that address the system maintenance, software design and development, packaged software integration and eBusiness requirements of our customers as well as an increase in engineering design services. In particular, revenues from eBusiness projects were $13.9 million, or 14.7%, of our revenues in the three months ended December 31, 2001.

During the three months ended December 31, 2001, we derived 77.1% of our revenues from the United States, 12.6% from Europe, 1.7% from Japan, 0.8% from India and the remaining 7.8% from the rest of the world.

For purposes of the remainder of the discussion of the results of operations for our business segments, except as specifically indicated, we have included all inter-segment data for all items under discussion. Please refer to the "Results of Operations" table above for an analysis of consolidation of the business segments.

Cost of revenues. Cost of revenues increased 19.9% to $57.0 million in the three months ended December 31, 2001 from $47.6 million in the three months ended December 31, 2000. Cost of revenues represented 60.4% of revenues in the three months ended December 31, 2001 as compared to 66.3% in the three months ended December 31, 2000. The increase in cost of revenues was attributable primarily to an increase in associate compensation and benefits.

Selling, general and administrative expenses. Selling, general and administrative expenses increased 49.9% to $23.9 million in the three months ended December 31, 2001 from $16.0 million in the three months ended December 31, 2000. Selling, general and administrative expenses represented 25.3% of revenues in the three months ended December 31, 2001 as compared to 22.2% in the three months ended December 31, 2000.

Amortization and impairment of goodwill. Amortization of goodwill was $1.1 million in the three months ended December 31, 2001 as compared to $1.1 million in the three months ended December 31, 2000. The goodwill expense reflects the goodwill associated with the acquisition of the minority interest in SES in September 1999.

Operating income (loss). As a result of the foregoing, operating income was $12.5 million in the three months ended December 31, 2001 as compared to $7.1 million in the three months ended December 31, 2000. Excluding the amortization of goodwill expense and deferred stock compensation expense, operating income would have been $16.6 million in the three months ended December 31, 2001 and $18.6 million in the three months ended December 31, 2000 and operating margin would have been 17.6% and 25.9% of revenues in the three months ended December 31, 2001 and 2000, respectively.

Interest expense. Interest expense decreased to $0.3 million in the three months ended December 31, 2001 from $2.0 million in the three months ended December 31, 2000.

Other income. Other income increased to $47.0 million in the three months ended December 31, 2001 from $0.6 million in the three months ended December 31, 2000. Other income includes $45.6 million representing a gain on the sale of shares of Infoway in June 2000 which was recognized in the three months ended December 31, 2001 after a put option held by the buyer expired unexercised on October 15, 2001.

Income taxes. Income taxes were $11.4 million in the three months ended December 31, 2001 and $0.7 million in the three months ended December 31, 2000. The increase in income taxes is mainly on account of capital gains tax paid on gain on sale of shares of Infoway and the provision for foreign taxes payable overseas by offsite and onsite centers, principally in the United States.

Net income (loss). As a result of the foregoing, net income was $48.2 million in the three months ended December 31, 2001 as compared to $5.2 million in the three months ended December 31, 2000. Excluding the amortization of goodwill expense and deferred stock compensation expense, net income would have been $52.3 million in the three months ended December 31, 2001 and $16.7 million in the three months ended December 31, 2000 and net margin would have been 55.4% and 23.3% in the three months ended December 31, 2001 and 2000, respectively.

Internet Services

Revenues. Internet services revenues (including inter-segment revenues) increased 7.5% to $10.9 million in the three months ended December 31, 2001 from $10.1 million in the three months ended December 31, 2000, of which inter-segment revenues were $1.0 million in the three months ended December 31, 2001 and $0.3 million in the three months ended December 31, 2000. This increase was attributable primarily to a significant increase in the corporate network/data services businesses and a significant number of new orders from prominent customers throughout India.

Cost of revenues. Cost of revenues were $8.1 million in the three months ended December 31, 2001 and $8.8 million in the three months ended December 31, 2000. Cost of revenues represented 74.3% of Internet services revenues in the three months ended December 31, 2001 as compared to 86.6% in the three months ended December 31, 2000.

Selling, general and administrative expenses. Selling, general and administrative expenses decreased by 18.6% to $10.3 million in the three months ended December 31, 2001 from $12.7 million in the three months ended December 31, 2000. Selling, general and administrative expense represented 94.8% of Internet services revenues in the three months ended December 31, 2001 as compared to 125.2% in the three months ended December 31, 2000.

Operating income (loss). As a result of the foregoing, operating loss was $7.5 million in the three months ended December 31, 2001 and $17.3 million in the three months ended December 31, 2000. Excluding the amortization and impairment of goodwill expense and deferred stock compensation expense, operating loss would have been $7.3 million in the three months ended December 31, 2001 and $10.8 million in the three months ended December 31, 2000.

Minority Interest. Minority interest was $3.8 million in the three months ended December 31, 2001 and $8.9 million in the three months ended December 31, 2000.

Net income (loss). As a result of the foregoing, net loss decreased to $4.2 million in the three months ended December 31, 2001 from $9.7 million in the three months ended December 31, 2000. Excluding the amortization of goodwill and impairment expense and deferred stock compensation expense, net loss would have been $4.0 million in the three months ended December 31, 2001 and net loss would have been $3.2 million in the three months ended December 31, 2000.

Software Products

VCI has generated revenues of $0.2 million of which $71 thousand was from intersegment revenues. VCI incurred a $0.2 million net loss in the three months ended December 31, 2001 as compared to a $3.5 million net loss in the three months ended December 31, 2000.

The net loss of $0.2 million in the three months ended December 31, 2001 primarily comprised employee compensation and benefits of $0.4 million. The net loss of $3.5 million in the three months ended December 31, 2000 was attributable primarily to employee compensation and benefit expenses of $1.7 million, and professional charges and software product research and development expenses of $0.7 million, most of which were costs paid to Satyam for development work undertaken on the product.

Liquidity and Capital Resources

Net cash provided by (used in) operating activities. Net cash provided by operating activities was $85.5 million in the nine months ended December 31, 2001 and was $2.7 million in the nine months ended December 31, 2000.

In the nine months ended December 31, 2001, non-cash adjustments to reconcile the $14.7 million net income to net cash provided by operating activities consisted primarily of deferred stock compensation expenses of $9.0 million and depreciation and amortization including impairment of goodwill of $126.4 million. In the nine months ended December 31, 2000, non-cash adjustments to reconcile the $29.4 million net loss to net cash provided by operating activities consisted primarily of deferred stock compensation expenses of $40.5 million and depreciation and amortization including impairment of goodwill of $38.7 million. These adjustments were partially offset by an increase in accounts receivable and unbilled revenues of $30.0 million.

Net cash used in investing activities. Net cash used in investing activities was $32.6 million and $113.9 million in the nine months ended December 31, 2001 and 2000 respectively. Net cash used in investing activities in the nine months ended December 31, 2001 was primarily related to purchases of premises and equipment of $27.9 million consisted primarily of infrastructure, computers and other equipment. Net cash used in investing activities was primarily related to purchases of premises and equipment of $60.9 million and acquisitions and investments in associated companies of $53.1 million in the nine months ended

December 31, 2000.

Net cash provided by financing activities. Net cash provided by financing activities was $110.2 million and $21.9 million in the nine months ended December 31, 2001 and 2000 respectively. In addition to using cash generated from operations, we financed our continuing expansion primarily through capital raising activities in the nine months ended December 31, 2001 and through sale of investments and debt in the nine months ended December 31, 2000.

In May 2001, we completed an offering of 16,675,000 ADSs (representing 33,350,000 equity shares) at a price of $9.71 per ADS. We received approximately $152.7 million in cash, net of underwriting discounts, commissions and other offering costs. Our Securities Act registration statement on Form F-1 with respect to the offering was declared effective by the Securities and Exchange Commission on May 14, 2001 (Registration No. 333-13464). As of December 31, 2001, approximately $57.7 million of these proceeds have been used for prepayment of loans ($26.9 million); strategic investments in our subsidiaries and others ($4.0 million); development of facilities and infrastructure ($7.2 million) and working capital and general corporate purposes ($19.6 million). We intend to use the balance of the net proceeds to fund expansion of our existing facilities and communication network in different locations in India and outside India; to develop new facilities within and outside India; to invest in joint ventures and other strategic investments; and for working capital and general corporate purposes. None of the net proceeds from our ADS offering were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any persons owning ten percent or more of any class of our equity securities, or any affiliates.

As of December 31, 2001, we had $222.6 million in cash and cash equivalents (of which $13.4 million was held by Infoway and therefore is not accessible to us), including: a $1.1 million short term loan from Satyam Manufacturing Technology Inc., $4.6 million in secured bank loans from Satyam Associate Trust and $1.5 million in other outstanding loans.

The following table describes our outstanding credit facilities as at December 31, 2001:

                                                         Amount                  Interest           Computation
                                                         ------                  --------           -----------
Loan Type                            Lenders           Outstanding              (per annum)              Method
---------                            -------           -----------              -----------              ------
                                                     (in thousands)
Rupee Loan of Satyam            Citibank N.A. and           $4,592            13.0% to 14.25%           Variable
Associates Trust                ICICI Bank

Other loans                     Various parties              1,510            different interest        Fixed
                                                                              rates
Short Term Debt of Satyam
Manufacturing Technology Inc    T R W Inc                    1,089                  6.0%                Fixed

      Total........................                         $7,191

We anticipate capital expenditures of approximately $40.0 million through fiscal 2002 principally to finance the setting up of our offsite centers in the United States and elsewhere and to continue the expected expansion of our offshore centers in India to meet continuing high demand for our services. We believe that existing cash and cash equivalents, net proceeds from our May 2001 ADS offering and funds generated from operations will be sufficient to meet these requirements. However, we may significantly alter our proposed capital expenditures plans and accordingly, may require additional financing to meet our requirements. After fiscal 2002, we may require additional financing to fund our working capital and capital expenditure requirements. In either case, we cannot assure you that additional financing will be available at all or, if available, that such financing will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders.

In April 2001, following the completion of the latest version of VisionCompass, we decided to restructure VCI by reducing product development and general and administrative expenses. As part of the restructuring, the services of approximately forty personnel, including the Chief Executive Officer, Dr. Robert Bismuth, were terminated.

Consequent to restructuring, VisionCompass Inc. has put in place an aggressive business development plan that has begun to show results. Revenues for fiscal 2002 are expected to be approximately $1.0 million. The restructuring has substantially reduced the costs and we expect our contribution to VCI to be approximately $3.3 million for fiscal 2002.

Income Tax Matters

As of December 31, 2001, we had an operating loss carry forward of approximately $33.7 million for tax purposes including valuation allowance. Under Indian law, loss carry forwards from a particular year may be used to offset taxable income over the next eight years.

The statutory corporate income tax rate in India is currently 35.0%. This tax rate is presently subject to a 2.0% surcharge resulting in an effective tax rate of 35.7%. However, we cannot assure you that additional surcharges will not be implemented by the government of India. Dividends declared, distributed or paid by an Indian corporation are subject to a dividend tax of 10.2%, including the presently applicable surcharge, of the total amount of the dividend declared, distributed or paid. This tax is not paid by shareholders nor is it a withholding requirement, but rather it is a direct tax payable by the corporation.

Satyam Computer Services benefits from the significant tax incentives provided to IT service firms under Indian tax law. The two principal incentives are:

          . a tax deduction for all profits derived from exporting computer software and services; and

          . a 10-year tax holiday in respect of income derived from the operation of software development centers designated as "Software Technology Parks" under the Indian tax legislation.

As a result, the majority of our income is not subject to Indian tax and, accordingly, our effective tax rate is far below the effective Indian statutory income tax rate of 35.7%. The Software Technology Park tax exemption scheme was modified effective April 1, 2001. All facilities registered in the program on or before March 31, 2001, which include all of our existing facilities in India and registrations for 10 new facilities which have not yet been constructed, will continue to benefit from this program under present law. However, any facilities which were not registered prior to April 1, 2001 will not be entitled to the benefits of the tax exemption scheme. This means that we will benefit less from the scheme as we develop additional facilities and our effective tax rate will increase in the future.

Effects of Inflation

Inflation has not had a significant effect on our results of operations and financial condition to date. However, India has experienced relatively high rates of inflation in the recent past. According to the Economist Intelligence Unit, the rates of inflation in India for 1997, 1998, 1999 and 2000 were 7.2%, 13.2%, 4.7% and 5.1%, respectively, and the projected rate of inflation in India for 2001 is 5.3%.

Under Infoway's Internet service provider license, Infoway is given the right to establish the prices it charges to its subscribers, as determined by market forces. However, under the conditions of Infoway's license, the Telecom Regulatory Authority of India, or TRAI, may review and fix the prices Infoway charges its subscribers at any time. If the TRAI were to fix prices for the Internet service provider services Infoway provides, Infoway might not be able to increase the prices it charges its subscribers to mitigate the impact of inflation, which could seriously harm Infoway's business.

Impact of Recently Issued Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 141, "Business Combinations" and SFAS 142, "Goodwill and Other Intangible Assets". SFAS 141 requires that all business combinations be accounted for under a single method-the purchase method. Use of the pooling-of-interests method is no longer permitted and is effective for business combinations initiated after June 30, 2001. SFAS 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment and is effective for fiscal years beginning after December 15, 2001, with earlier application permitted for entities with fiscal years beginning after March 31, 2001. Satyam is in the process of assessing the impact of the adoption of these standards.

In August 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations". SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The standard is effective for fiscal years beginning after June 15, 2002, with earlier application encouraged. We are in the process of assessing the impact of the adoption of this standard.

In August 2001, the FASB also issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets " that replaces SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed off". SFAS 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Under this standard, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15,2001 and, generally, are to be applied prospectively. Early application is encouraged. We are in the process of assessing the impact of the adoption of this standard.

Risk Factors

Any investment in our ADSs involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this Quarterly Report, before you decide to buy our ADSs. If any of the following risks actually occur, our company could be seriously harmed. In any such case, the market price of our ADSs could decline, and you may lose all or part of the money you paid to buy our ADSs.

Risks Related to Our Overall Operations

Any inability to manage our rapid growth could disrupt our business and reduce our profitability.

We have experienced significant growth in recent periods. Our total revenues increased 45.5% in the nine months ended December 31, 2001 as compared to the nine months ended December 31, 2000. As of December 31, 2001, we had 9,645 employees, whom we refer to as associates, worldwide as compared to 9,521 associates as of December 31, 2000. We expect our growth to place significant demands on our management and other resources and will require us to continue to develop and improve our operational, financial and other internal controls, both in India and elsewhere. In particular, continued growth increases the challenges involved in:

          . recruiting and retaining sufficiently skilled technical, marketing and management personnel;

          . providing adequate training and supervision to maintain our high quality standards; and

          . preserving our culture and values and our entrepreneurial environment.

          Our inability to manage our growth effectively could disrupt our business and reduce our profitability.

Our subsidiaries may continue to experience losses and negative cash flows.

As of December 31, 2001, we owned 52.5% of the equity shares of Infoway and 100.0% of the equity shares of VCI. Since their inception in December 1995 and January 1999, respectively, our subsidiaries Infoway and VCI have incurred significant operating losses and negative cash flows. As of December 31, 2001, the cumulative net losses incurred by Infoway were $214.6 million and by VCI were $27.5 million. We cannot assure you that the operating losses or negative cash flows of Infoway and VCI will not continue or increase in the future or that Infoway and VCI will become profitable.

Deferred stock compensation expenses may significantly reduce our net income under U.S. GAAP.

Our reported income under U.S. GAAP has been and will continue to be affected by the grant of warrants or options under our various employee benefit plans. Under the terms of our existing plans, employees were typically granted warrants or options to purchase equity shares at a substantial discount to the current market value. These grants require us to record non-cash compensation expenses under U.S. GAAP, amortized over the vesting period of the warrants or options. We expect to recognize amortization of deferred stock compensation expense in respect of our Associate Stock Option Plan, or ASOP, in the approximate amounts of $11.1 million in fiscal 2002 and $2.3 million in fiscal 2003 based on the price of our equity shares on December 31, 2001 and in connection with both granted and ungranted warrants and options on that date. In addition, we expect to recognize amortization of deferred stock compensation expense in respect of our Associate Stock Option Plan B, or ASOP B, in the approximate amounts of $67 thousand in fiscal 2002 and $62 thousand in fiscal 2003 in connection with granted warrants and options. Infoway expects to recognize amortization of deferred stock compensation expense in respect of its Infoway Associates Stock Option Plan, or IASOP, in the approximate amounts of $1.5 million in fiscal 2002 and $0.7 million in fiscal 2003 based on the price of Infoway's ADSs on March 31, 2001 and in connection with both granted and ungranted warrants and options. Depending on the market value of our equity shares and Infoway's ADSs on the dates future grants are made, amortization of deferred stock compensation expense with respect to ungranted warrants may cause the expected amounts to change. The size of our stock compensation expenses has contributed, and may continue to contribute to negative operating income and negative net income for purposes of U.S. GAAP. We recognized deferred stock compensation of $1.2 million under our ASOP and ASOP B Plans during the nine months ended December 31, 2001 and $8.5 million was amortized and charged to earnings. Infoway recognized deferred stock compensation of $595 thousand and amortized and charged $527 thousand to earnings under Infoway's Associate Stock option plan during the nine months ended December 31, 2001.

Our revenues are highly dependent upon a small number of customers.

We derive a significant portion of our revenues from a limited number of corporate customers. In the nine months ended December 31, 2001, our largest customer, General Electric Company and its affiliates, accounted for 18.1% of our total revenues. In the nine months ended December 31, 2001, our second largest customer, State Farm Mutual Automotive Insurance Company accounted for 6.8% of our total revenues.

During the nine months ended December 31, 2001 and the nine months ended December 31, 2000, our five largest customers accounted for 37.6% and 34.1%, respectively, of our total revenues. The volume of work performed for specific customers is likely to vary from year to year, particularly since we are usually not the exclusive outside service provider for our customers. As a result, if we were to lose one of our major customers or have it significantly reduce its volume of business with us, our profitability could be reduced.

We dedicate significant resources to develop international operations which may be more difficult to manage and operate.

In addition to our offshore IT centers in India, we have established new IT centers in the United States, United Kingdom, Japan and Singapore and plan to open additional international facilities. Our lack of experience with facilities outside of India subjects us to risk with regard to foreign regulation and overseas facilities management. Increasing the number of IT centers and the scope of operations outside of India subjects us to a number of risks, including administrative difficulties, currency exchange rate fluctuations, restrictions against the repatriation of earnings, overlapping taxes and cost overruns and delays.

System failure could disrupt the lines of communication our business depends on.

To deliver our services to our customers, we must maintain active voice and data communications 24 hours a day between our main offices in Hyderabad, our other IT centers and the offices of our customers worldwide. Any significant loss of our ability to transmit voice and data through satellite and telephone communications could result in lost customers and curtailed operations which would reduce our profitability.

We may be unable to attract skilled professionals in the competitive labor market.

Our ability to execute projects and to obtain new customers depends, in large part, on our ability to attract, train, motivate and retain highly skilled technical associates, particularly project managers, project leaders and other senior technical personnel. We believe that there is significant competition for technical associates who possess the skills needed to perform the services we offer. An inability to hire and retain additional qualified personnel will impair our ability to bid for or obtain new projects and to continue to expand our business. Also, we cannot assure you that we will be able to assimilate and manage new technical associates effectively. In the nine months ended December 31, 2000 and the nine months ended December 31, 2001, we experienced associate attrition at a rate of 16.8% and 14.7%, respectively. Any increase in our attrition rates, particularly the rate of attrition of experienced software engineers and project managers and leaders, would harm our growth strategy. We cannot assure you that we will be successful in recruiting and retaining a sufficient number of replacement technical associates with the requisite skills to replace those technical associates who leave. Further, we cannot assure you that we will be able to redeploy and re-train our technical associates to keep pace with continuing changes in IT, evolving technologies and changing customer preferences. Historically, wage costs in the Indian IT services industry have been significantly lower than wage costs in the United States for comparably skilled technical associates. However, in recent years, wage costs in the Indian IT services industry have been increasing at a faster rate than those in the United States, driven in part by demand for Indian technical associates overseas. In the long-term, wage increases may make us less competitive unless we are able to continue increasing the efficiency and productivity of our professionals and the prices of our services.

U. S. immigration restrictions could limit our ability to expand our U.S. operations.

Our professionals working onsite at a customer's premises in the United States are typically required to obtain visas. Although there is no limit to new L-1 petitions, there is a limit to the number of new H-1B petitions that are approved in any government fiscal year and in some recent years this limit has been reached well before the end of the fiscal year. In years in which this limit is reached, we may be unable to obtain H-1B visas necessary to bring critical Indian technical associates to the United States on an extended basis. Changes in existing U.S. immigration laws that make it more difficult for us to obtain visas could impair our ability to compete for and provide services to customers.

Our fixed-price contracts expose us to additional risks, many of which are beyond our control, which may reduce the profitability of these contracts.

As a core element of our business strategy, we continue to offer a portion of our services on a fixed-price basis, rather than on a time-and-materials basis. During the nine months ended December 31, 2000 and the nine months ended December 31, 2001, we derived 20.3% and 22.3%, respectively, of our total IT services revenues from fixed-price contracts. Although we use our software engineering processes and past project experience to reduce the risks associated with estimating, planning and performing fixed-price projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. Many of these risks may be beyond our control. Our failure to estimate accurately the resources and time required for a project, future rates of wage inflation and currency exchange rates or our failure to complete our contractual obligations within the time frame committed could reduce the profitability of our fixed-price contracts.

We may be liable to our customers for damages resulting from a system failure.

Many of our contracts involve projects that are critical to the operations of our customers' businesses and provide benefits that may be difficult to quantify. Any failure in a customer's system could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Although we attempt to limit our contractual liability for damages arising from negligent acts, errors, mistakes or omissions in rendering our services, we cannot assure you that the limitations of liability set forth in our service contracts will be enforceable in all instances or will otherwise protect us from liability for damages. We do not maintain liability insurance to cover losses from such claims for damages. Assertions of one or more large claims against us could result in lost customers, and could increase our costs and reduce our profitability.

We face intense competition in the IT services market, which could reduce our revenues and prevent us from maintaining our customers.

The market for IT services is rapidly evolving and highly competitive. We expect that competition will continue to intensify. We face competition in India and elsewhere from a number of companies, including:

          . Indian IT services companies, such as Infosys Technologies Limited, WIPRO Limited and Tata Consultancy Services;

          . U.S. IT services companies, such as Computer Sciences Corporation, Electronic Data Systems, Accenture, Cambridge Technology Partners and Keane Inc; and

          . Other international, national, regional and local firms from a variety of market segments, including major international accounting firms, systems consulting and implementation firms, applications software firms, service groups of computer equipment companies, general management consulting firms, programming companies and temporary staffing firms.

We expect that future competition will increasingly include firms with operations in other countries, potentially including countries with lower personnel costs than those prevailing in India. A significant part of our competitive advantage has historically been our cost advantage relative to service providers in the United States and Europe. Since wage costs in this industry in India are presently increasing at a faster rate than those in the United States and Europe, our ability to compete effectively will become increasingly dependent on our reputation, the quality of our services and our expertise in specific markets. Many of our competitors have significantly greater financial, technical and marketing resources and generate greater revenues than us, and we cannot assure you that we will be able to compete successfully with such competitors and will not lose existing customers to such competitors. We believe that our ability to compete also depends in part on a number of factors outside our control, including the ability of our competitors to attract, train, motivate and retain highly skilled technical associates, the price at which our competitors offer comparable services and the extent of our competitors' responsiveness to customer needs.

We may be unable to recoup our investment costs to develop our software products.

We may develop and market our own software products, which will require significant capital expenditures. To date, we have developed only one software product through our subsidiary VCI, in which we had invested $27.5 million representing equity and other advances as of December 31, 2001. We expect that the markets for any software products we develop will be highly competitive. We cannot assure you that any products developed by us will be commercially successful or that the costs of developing such new products will be recouped. Additionally, software product revenues typically occur in periods after the periods in which the costs are incurred for development of such products. Delayed revenues may cause periodic fluctuations of our results of operations.

Our chairman and managing director may continue to control our board and may have interests which conflict with those of our other shareholders or holders of our ADSs.

Mr. B. Ramalinga Raju, our chairman, together with his brother and our managing director, Mr. B. Rama Raju, and his brother-in-law and our director, Mr. C. Srinivasa Raju, comprise one-half of our board of directors and as of January 25, 2002, beneficially own in the aggregate approximately 10.9% of our outstanding equity shares. As a result, these persons, acting together while they are board members, have the ability to exercise significant influence over most matters requiring approval by our board of directors, including the appointment of directors to fill vacancies until the next shareholders' meeting and significant corporate transactions. This could delay, defer or prevent a change in control of our company, impede a merger, consolidation, takeover or other business combination involving us, or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company.

We may be restricted from acquiring non-Indian companies which could adversely affect our growth strategy.

We have developed a growth strategy based on, among other things, expanding our presence in existing and new markets and selectively pursuing attractive joint venture and acquisition opportunities. Under Indian law, an Indian company is usually required to obtain the approval of the Reserve Bank of India, or RBI, and/or the government of India to acquire a non-Indian company. If we are unable to obtain such approvals or are delayed in obtaining them, we may not be able to fully execute our growth strategy which could adversely affect our operations.

Our revenues are difficult to predict and can vary significantly from quarter to quarter which could cause our share price to decline significantly.

Our quarterly operating results have historically fluctuated and may fluctuate significantly in the future. This is primarily because we derive our revenue from fees for services generated on a project-by-project basis. Our projects vary in size, scope and duration. For example, we have some projects that employ only several people for a few weeks and we have other projects that employ over 100 people for six months or more. A customer that accounts for a significant portion of our revenue in a particular period may not account for a similar portion of our revenue in future periods. In addition, customers may cancel contracts or defer projects at any time for a number of different reasons. As a result, our revenues and our operating results in a particular period are difficult to predict, may decline in comparison to corresponding prior periods regardless of the strength of our business, and may not meet the expectations of securities analysts or investors. If this were to occur the share price of our equity shares and our ADSs would likely decline significantly.

Our customers may terminate projects before completion or choose not to renew contracts, many of which are terminable at will, which could adversely affect our profitability.

Any failure to meet a customer's expectations could result in a cancellation or non-renewal of a contract. Our contracts with customers do not commit our customers to provide us with a specific volume of business and can typically be terminated by our customers with or without cause, with little or no advance notice and without penalty, which could significantly reduce our revenues. Additionally, our contracts with customers typically are limited to a specific project and not any future work. There are also a number of factors other than our performance and not within our control that could cause the loss of a customer. Our customers may demand price reductions, change their outsourcing strategy by moving more work in-house, or replace their existing software with packaged software supported by licensors, any of which could reduce our profitability.

Risks Related to Our Internet Services Business

Because we owned, as of December 31, 2001, 52.5% of the equity shares of Infoway, we face risks related to Infoway's business.

Infoway and its subsidiary IndiaWorld Communications are engaged in disputes which, if resolved unfavorably, could impose costs on Infoway or have other undesirable effects.

Infoway's subsidiary IndiaWorld Communications is involved in pending litigation relating to the IndiaWorld trademark in Federal Court in San Diego with a party located in the United States. IndiaWorld Communications commenced the lawsuit alleging, among other things, that the third party fraudulently registered and used the IndiaWorld trademark, and committee copyright infringement and misappropriation of content of IndiaWorld Communications' website. The third party filed a counterclaim against Infoway and IndiaWorld Communications alleging, among other things, that the activities of IndiaWorld Communications infringe a United States trademark for the term "IndiaWorld" and associated logos and trade dress purportedly owned by this third party and that the third party has an ownership interest in the underlying assets of IndiaWorld Communications. On August 9, 2001, the Court granted Infoway's motion to dismiss Infoway from this case because the Court found that it did not have personal jurisdiction over Infoway. IndiaWorld Communications is till involved in the case. Infoway have been advised by the prior owners of IndiaWorld Communications that no infringement or misappropriation has taken place. Infoway's contract with the prior owners of IndiaWorld Communications includes an indemnity for past infringement or misappropriation. Infoway and IndiaWorld Communications have also been contacted by a party that alleges, among other things, that he is entitled to an equity ownership in IndiaWorld Communications. Infoway believes that this claim is also covered by the contractual indemnity provided by the prior owners of IndiaWorld Communications. Nonetheless, any dispute such as those described above creates uncertainty as to the possible outcome, including whether or not Infoway's indemnity will be effective in protecting Infoway, and also could divert management time and attention away from Infoway's business.

If there is an adverse outcome in the class action lawsuit which has been filed against Infoway, its business may be harmed.

On November 5, 2001, a securities class action lawsuit was filed in the United States District Court for the Southern District of New York on behalf of all persons who acquired Infoway's ADSs between October 20, 1999 and December 6, 2000. Infoway, certain of the executive officers of Infoway, and certain underwriters involved in Infoway's initial public offering are named as defendants in the complaint. This complaint alleges that certain of the underwriters of Infoway's initial public offering violated the federal securities laws by failing to disclose that they had solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased stock in Infoway's initial public offering, and had entered into undisclosed arrangements with certain investors whereby the underwriters allocated shares in the initial public offering to those investors in exchange for their agreement to purchase shares in the after-market at pre-determined prices. The complaint also alleges that the defendants violated the federal securities laws by issuing a registration statement in connection with the initial public offering that contained material misstatements and/or omissions because it did not disclose that these allegedly undisclosed arrangements had occurred. The complaint seeks damages on behalf of all those who purchased or otherwise acquired Infoway's securities during the period covered by the complaint. The deadline for defendants to respond to the complaint has not yet expired. Infoway believes it has meritorious defenses and intends to defend this action vigorously. However, Infoway could be forced to incur material expenses in the litigation, and in the event there is an adverse outcome, Infoway's business could be harmed.

The market price of our equity shares is strongly affected by Infoway's volatile stock price.

As of December 31, 2001, we owned 12.2 million equity shares of Infoway, which represented 52.5% of Infoway's outstanding equity shares. Since its initial public offering of ADSs in October 1999 (4 ADSs = 1 equity share), the trading price of Infoway's ADSs has ranged from a low of $0.72 to a high of $113.0 per ADS. As a result, the public stock price of Infoway's ADSs owned by our company has ranged from a low of approximately $35.1 million to a high of approximately $5.5 billion. Fluctuations in the price of Infoway's ADSs have had a significant impact on the market price of our equity shares and will have a significant impact on the market price of our ADSs. Furthermore, because Infoway is an Internet service provider which owns points of access to international bandwidth, foreign ownership in Infoway, which will include all of Infoway's ADSs, is limited to 74.0% under present Indian law. Further, foreign ownership beyond 49% shall require prior government approval. This limitation means that, unless Indian law changes, more than 74.0% of Infoway's equity shares will never be available to trade in the United States market.

The success of Infoway's business depends on the acceptance of the Internet in India which may be slowed or halted by high bandwidth costs and other technical obstacles in India.

Bandwidth, the measurement of the volume of data capable of being transported in a communications system in a given amount of time, remains very expensive in India, especially when compared to bandwidth costs in the United States. Bandwidth rates are commonly expressed in terms of Kbps (kilobits per second, or thousands of bits of data per second) or Mbps (megabits per second, or millions of bits of data per second). Prices for bandwidth capacity are set by the TRAI and have remained high due to, among other things, capacity constraints. High bandwidth prices have continued notwithstanding rapid increases in demand for Internet access and a very competitive pricing environment for those services which has resulted in decreasing average selling prices.

The limited installed personal computer base in India limits Infoway's pool of potential customers and restricts the amount of revenues that Infoway's consumer Internet access services division may generate.

The market penetration rates of personal computers and online access in India are far lower than such rates in the United States. For example, according to International Data Corporation, in 2000 the Indian market contained approximately 4.4 million Internet users compared to a total population in India of 1.0 billion, while the U.S. market contained approximately 135 million Internet users compared to a total population in the U.S. of 275 million. Alternate methods of obtaining access to the Internet, such as through set-top boxes for televisions, are currently not popular in India. There can be no assurance that the number or penetration rate of personal computers in India will increase rapidly or at all or that alternate means of accessing the Internet will develop and become widely available in India. While the personal computer penetration level in India is relatively low, Infoway is addressing the demand for public Internet access through the establishment of a retail chain of public Internet access centers, which Infoway refers to as "cybercafes." Although this service creates a larger market, it also imposes on the operator of the cybercafe the considerable costs of providing the consumer access to a personal computer and related hardware and software.

The high cost of accessing the Internet in India limits Infoway's pool of potential customers and restricts the amount of revenues that Infoway's consumer Internet access services division may generate.

Infoway's growth is limited by the cost to Indian consumers of obtaining the hardware, software and communications links necessary to connect to the Internet in India. If the costs required to access the Internet do not significantly decrease, most of India's population will not be able to afford to use Infoway's services. The failure of a significant number of additional Indian consumers to obtain affordable access to the Internet would make it very difficult to execute Infoway's business plan.

The success of Infoway's business depends on the acceptance and growth of electronic commerce in India which is uncertain and, to a large extent, beyond Infoway's control.

Many of Infoway's existing and proposed products and services are designed to facilitate electronic commerce in India, although there is relatively little electronic commerce currently being conducted in India. Demand and market acceptance for these products and services by businesses and consumers, therefore, are highly uncertain. Although the Indian Parliament has passed the Information Technology Act, 2000, several critical issues concerning the commercial use of the Internet in India, such as legal recognition of electronic records, validity of contracts entered into online and the validity of digital signatures, remain uncertain. In addition, many Indian businesses have deferred purchasing Internet access and deploying electronic commerce initiatives for a number of reasons, including the existence or perception of, among other things:

          .    inconsistent quality of service;

          .    need to deal with multiple and frequently incompatible vendors;

          . inadequate legal infrastructure relating to electronic commerce in India;

          .    lack of security of commercial data, such as credit card numbers;
               and

          . low number of Indian companies accepting credit card numbers over the Internet.

If usage of the Internet in India does not increase substantially and the legal infrastructure and network infrastructure in India are not developed further, Infoway is not likely to realize any benefits from its investment in the development of electronic commerce products and services.

Infoway's ability to compete in the Internet service provider market is hindered by the fact that its principal competitor is a government-controlled provider of international telecommunications services in India which enjoys significant competitive advantages over Infoway.

VSNL is a government-controlled provider of international telecommunications services in India. VSNL enjoys significant competitive advantages over Infoway, including the following:

          . Longer service history. VSNL has offered Internet service provider services since August 1995, whereas Infoway has offered Internet service provider services only since November 1998.

          . Access to network infrastructure. Because VSNL is controlled by the Government of India, it has direct access to network infrastructure which is owned by the Indian government.

          . Greater financial resources. VSNL has significantly greater total assets and annual revenues than Infoway.

Recently, VSNL has continued to aggressively reduce consumer Internet access prices despite the lack of offsetting reductions in prevailing bandwidth tariffs payable by private competitors, such as Infoway. Infoway believes that these practices constitute an improper cross-subsidy funded by VSNL's present monopoly in long distance telephone service. The charges for international gateways and other services presently being provided by VSNL are the subject of a dispute pending before the TRAI and the Telecom Disputes Settlement and Appellate Tribunal between VSNL and private Internet service providers, including Infoway. Unless there is a change in government policy or favorable resolution of this dispute, or until Infoway is able to reduce its bandwidth costs through other means, Infoway will continue to face difficult market conditions in the consumer access business.

These competitive issues may prevent Infoway from attracting and retaining subscribers and generating advertising revenue. This could result in loss of market share, price reductions, reduced margins or negative cash flow for Infoway's operations.

Infoway may be required to further lower the rates it charges for its products and services in response to new pricing models introduced by new and existing competition in the Internet services market which would significantly decrease its revenues.

A significant number of new competitors have recently entered India's recently liberalized Internet service provider market, and Infoway expects additional competitors to emerge in the near future. As of December 31, 2001, approximately 437 companies had obtained Internet service provider licenses in India, including 79 companies which have obtained licenses to offer Internet service provider services throughout India. New entrants into the national Internet service provider market in India may enjoy significant competitive advantages over Infoway, including greater financial resources, which could allow them to charge Internet access fees that are lower than Infoway's in order to attract subscribers. Since May 2000, Infoway has offered unlimited Internet access to consumers for a fixed price. A number of Infoway's competitors, including VSNL, Dishnet and Mantra, also offer unlimited Internet access for a fixed price. In addition, some competitors offer free Internet service. These factors have resulted in significant reduction in actual average selling prices for consumer ISP services. Infoway expects the market for consumer Internet access to remain extremely price competitive.

Infoway's corporate network/data business faces significant competition from well-established companies, including Global E-Commerce Limited, Sprint-RPG Limited and WIPRO-CSD. Reliance Infocom, a member of the Reliance Group, is building a nationwide fiber optic network in India and has announced plans to provide a range of value-added services, including corporate connectivity services.

Infoway's online portal, www.sify.com, faces significant competition from well-established Indian content providers, including rediff.com, which completed its initial public offering in the United States in June 2000. Some of these sites currently have greater traffic than Infoway's site and offer some features that Infoway does not. Further, the dominant Internet portals continue to be the online services and search engine companies based in the United States, such as America Online, Lycos, Microsoft Network and Yahoo!. These companies have been developing specially branded or co-branded products designed for audiences in specific markets. Infoway expects that these companies will deploy services that are targeted at the Indian market. For example, Yahoo! launched an Indian service in June 2000.

Increased competition may result in reduced operating margins or operating losses, loss of market share and diminished value in Infoway's services, as well as different pricing, service or marketing decisions. There can be no assurance that Infoway will be able to successfully compete against current and future competitors.

The Government of India may change its regulation of Infoway's business or the terms of Infoway's license to provide Internet access services without its consent, and any such change could decrease Infoway's revenues and/or increase Infoway's costs which would adversely affect Infoway's operating results.

Infoway's business is subject to government regulation under Indian law and to significant restrictions under Infoway's Internet service provider license issued by the Government of India. These regulations and restrictions include the following:

          . Infoway's Internet service provider license has a term of 15 years and Infoway has no assurance that the license will be renewed. If it is unable to renew its Internet service provider license in 2013 for any reason, Infoway will be unable to operate as an Internet service provider in India and will lose one of its primary sources of revenue.

          . The Telecom Regulatory Authority of India, or TRAI, a statutory authority constituted under the Telecom Regulatory Authority of India Act, 1997, maintains the right to regulate the prices Infoway charges its subscribers. The success of Infoway's business model depends on its ability to price its services at levels it believes is appropriate. If the TRAI sets a price floor, Infoway may not be able to attract and retain subscribers. Likewise, if the TRAI sets a price ceiling, Infoway may not be able to generate sufficient revenues to fund its operations. Similarly, an action of the Indian Parliament may impact Infoway's ability to set the prices for its services.

          . The Government of India maintains the right to take over Infoway's entire operations or revoke, terminate or suspend its license for national security and similar reasons without compensation to Infoway. If the Government of India were to take any of these actions, Infoway would be prevented from conducting all or part of its business.

Infoway may be liable to third parties for information retrieved from the Internet.

Because users of Infoway's Internet service provider service and visitors to Infoway's websites may distribute its content to others, third parties may sue Infoway for defamation, negligence, copyright or trademark infringement, personal injury or other matters. Infoway could also become liable if confidential information is disclosed inappropriately. These types of claims have been brought, sometimes successfully, against online services in the United States and Europe. Others could also sue Infoway for the content and services that are accessible from Infoway's websites through links to other websites or through content and materials that may be posted by Infoway's users in chat rooms or bulletin boards. Infoway does not carry insurance to protect it against these types of claims, and there is no precedent on Internet service provider liability under Indian law. Further, Infoway's business is based on establishing its network as a trustworthy and dependable provider of information and services. Allegations of impropriety, even if unfounded, could damage Infoway's reputation, disrupt its ongoing business, distract its management and employees, reduce its revenues and increase its expenses.

Infoway's business may not be compatible with delivery methods of Internet access services developed in the future.

Infoway faces the risk that fundamental changes may occur in the delivery of Internet access services. Currently, Internet services are accessed primarily by computers and are delivered by modems using telephone lines. As the Internet becomes accessible by cellular telephones, personal data assistants, television set-top boxes and other consumer electronic devices, and becomes deliverable through other means involving digital subscriber lines, coaxial cable or wireless transmission mediums, Infoway will have to develop new technology or modify its existing technology to accommodate these developments. Infoway's pursuit of these technological advances, whether directly through internal development or by third party license, may require substantial time and expense. Infoway may be unable to adapt its Internet service business to alternate delivery means and new technologies may not be available to Infoway at all.

Risks Related to Investments in Indian Companies

We are incorporated in India, and a substantial portion of our assets and our employees are located in India. Consequently, our financial performance and the market price of our ADSs will be affected by changes in exchange rates and controls, interest rates, government of India policies, including taxation policies, as well as political, social and economic developments affecting India.

Conflicts in South Asia could adversely affect the Indian economy and our company.

South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In April 1999, India and Pakistan conducted long-range missile tests. Since May 1999, military confrontations between India and Pakistan have occurred in the Himalayan region of Kargil and other border areas. Any such conflicts in South Asia are likely to adversely affect the Indian economy and the market for securities of Indian companies, including our ADSs.

Terrorist attacks and other acts of violence or war involving the United States could adversely affect the markets in which we operate.

Terrorist attacks, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001, and other acts of violence or war may negatively effect our operations. There can be no assurance that there will not be further terrorist attacks against the United States or United States businesses, from which the majority of our revenues are derived. These attacks or armed conflicts may directly impact our customers. Furthermore, these attacks may make travel and the delivery of our services more difficult and ultimately affect our sales.

Also as a result of terrorism, the United States may enter into an armed conflict which could negatively impact our business. In October 2001, the U.S. commenced military operations against various targets located in Afghanistan. The consequences of any of these armed conflicts are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business or your investment.

More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the U.S. and worldwide financial markets and economy. They also could result in economic recession in the U.S. or abroad. Any of these occurrences could have a significant impact on our operating results, revenues and costs and may result in the volatility of the market price for our securities.

Political instability could seriously harm business and economic conditions in India generally and our business in particular.

During the past decade and in particular since 1991, the government of India has pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. Since 1996, the government of India has changed five times. The current government of India, formed in October 1999, has announced policies and taken initiatives that supported the continued economic liberalization policies that have been pursued by the previous governments. We cannot assure you that these liberalization policies will continue in the future. Recent government corruption scandals and protests against privatization could slow down the pace of liberalization and deregulation. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange rates and other matters affecting investment in our securities could change as well. A significant change in India's economic liberalization and deregulation policies could disrupt business and economic conditions in India generally and our business in particular.

Foreign investment restrictions under Indian law may adversely impact the value of our ADSs.

Our equity shares are traded on the Stock Exchange, Mumbai, formerly known as the Bombay Stock Exchange, or the BSE, the National Stock Exchange and the Hyderabad Stock Exchange and they may trade on these stock exchanges at a discount or premium to the ADSs traded on the New York Stock Exchange in part because of restrictions on foreign ownership of the underlying shares.

Under current Indian regulations and practice, RBI approval is required for the sale of equity shares underlying ADSs by a non-resident of India to a resident of India as well as for renunciation of rights to a resident of India, unless the sale of equity shares underlying the ADSs is through a recognized stock exchange or in connection with the offer made under the regulations regarding takeovers.

Since exchange controls still exist in India, the RBI will approve the price at which the equity shares are transferred based on a specified formula, and a higher price per share may not be permitted. Holders who seek to convert the rupee proceeds from a sale of equity shares in India into foreign currency and repatriate that foreign currency from India will have to obtain RBI approval for each transaction. We cannot assure you that any required approval from the RBI or any other government agency can be obtained.

Indian law imposes restrictions that limit your ability to convert equity shares into ADSs, which may cause our equity shares to trade at a discount or premium to the market price of our ADSs.

Under recent amendments to Indian regulations, the depositary bank is able to accept deposits of outstanding equity shares and issue ADRs evidencing ADSs representing such equity shares, but only to the extent, and limited to the number, of ADSs converted into underlying equity shares.

Currency exchange rate fluctuations may affect the value of our ADSs.

The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. During the three-year period from April 1, 1998 through March 31, 2001, the value of the rupee against the U.S. dollar declined by approximately 18.6%. In the nine months ended December 31, 2000 and the nine months ended December 31, 2001, our U.S. dollar-denominated revenues represented 82.0% and 83.0%, respectively, of our total revenues. We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of our expenses, including personnel costs as well as capital and operating expenditures, will continue to be denominated in rupees. Consequently, our results of operations will be adversely affected to the extent that the rupee appreciates against the U.S. dollar. Depreciation of the rupee will result in foreign currency translation losses in respect of foreign currency borrowings. In the nine months ended December 31, 2001, our foreign currency translation losses were approximately $10.7 million, respectively. Fluctuations in the exchange rate between the rupee and the U.S. dollar will also affect the U.S. dollar conversion by the depositary of any cash dividends paid in rupees on the equity shares represented by the ADSs. In addition, fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Indian rupee price of our equity shares on the BSE, the National Stock Exchange and the Hyderabad Stock Exchange, which we refer to collectively as the Indian stock exchanges. As a result, these fluctuations are likely to affect the prices of our ADSs. These fluctuations will also affect the dollar value of the proceeds a holder would receive upon the sale in India of any equity shares withdrawn from the depositary under the deposit agreement. We cannot assure you that holders of ADSs will be able to convert rupee proceeds into U.S. dollars or any other currency or with respect to the rate at which any such conversion could occur. In addition, our market valuation could be seriously harmed by the devaluation of the rupee if U.S. investors analyze our value based on the U.S. dollar equivalent of our financial condition and results of operations.

The government of India has taken actions to curtail or eliminate tax benefits that we have historically benefited from.

We have historically benefited from significant tax incentives provided under Indian tax laws. The principal applicable incentives are:

          . a tax deduction for all profits derived from exporting computer software and services; and

          . a 10-year tax holiday in respect of income derived from the operation of software development centers designated as "Software Technology Parks" under the Indian tax legislation.

As a result, the majority of our income is not subject to Indian tax and, accordingly, our effective tax rate is far below the Indian statutory income tax rate of 35.0% plus an applicable surcharge. The Software Technology Park tax exemption scheme has been modified from April 1, 2001. All facilities registered in the program before March 31, 2001, which include all of our existing facilities in India and registrations for 10 new facilities which have not yet been constructed, will continue to benefit from this program under present law. Over time, as we construct additional facilities, however, the overall benefits of this tax program to our company will decrease with a resulting increase in our effective tax rate. We cannot assure you as to what action the present or future governments of India will take regarding tax incentives for the IT industry.

It may be difficult for you to enforce any judgment obtained in the United States against us or our affiliates.

We are incorporated under the laws of the Republic of India and many of our directors and executive officers, and some of the experts named in this document, reside outside the United States. In addition, virtually all of our assets and the assets of many of these persons are located outside the United States. As a result, you may be unable to:

          . effect service of process upon us outside India or these persons outside the jurisdiction of their residence; or

          . enforce against us in courts outside of India or these persons outside the jurisdiction of their residence, judgments obtained in United States courts, including judgments predicated solely upon the federal securities laws of the United States.

We have been advised by our Indian counsel, Crawford Bayley & Co., that the United States and India do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States on civil liability, whether or not predicated solely upon the federal securities laws of the United States, would not be enforceable in India. However, the party in whose favor such final judgment is rendered may bring a new suit in a competent court in India based on a final judgment which has been obtained in the United States. If and to the extent Indian courts were of the opinion that fairness and good faith so required, it would, under current practice, give binding effect to the final judgment which had been rendered in the United States unless such a judgment contravened principles of public policy of India.

Conditions in the Indian securities market may affect the price or liquidity of our equity shares and our ADSs.

The Indian securities markets are smaller and more volatile than securities markets in more developed economies. The Indian stock exchanges have in the past experienced substantial fluctuations in the prices of listed securities and the price of our equity shares has been especially volatile. For example, in 1999, our share price on the BSE ranged from a high of Rs.459.80 ($9.52) in December 1999 to a low of Rs.73.10 ($1.51) in January 1999. In 2000, our share price on the BSE reached a peak of Rs.1,445.99 ($29.96) and a low of Rs.291.50 ($6.03). In 2001, our share price on the BSE reached a peak of Rs. 429.70 ($8.90) and a low of Rs. 111.00 ($2.30). On January 25, 2002, the closing price of our shares on the BSE was Rs. 260.0 ($5.39). For comparison purposes, these prices have been adjusted to give effect to our September 1, 1999 two-for-one stock split and our August 25, 2000 five-for-one stock split; and 1 ADS = 2 equity shares.

The Indian stock exchanges have also experienced problems that have affected the market price and liquidity of the securities of Indian companies. These problems have included temporary exchange closures, the suspension of stock exchange administration, broker defaults, settlement delays and strikes by brokers. In addition, the governing bodies of the Indian stock exchanges have from time to time restricted securities from trading, limited price movements and restricted margin requirements. Further, from time to time, disputes have occurred between listed companies and stock exchanges and other regulatory bodies, which in some cases may have had a negative effect on market sentiment. Similar problems could occur in the future and, if they do, they could harm the market price and liquidity of our equity shares and our ADSs.

The laws of India may not adequately protect our intellectual property rights.

The laws of India do not protect intellectual property rights to the same extent as laws in the United States, and the global nature of our IT services and the Internet makes it difficult to control the ultimate destination of our products and services. For example, Indian statutory law does not protect service marks. The misappropriation or duplication of our intellectual property could curtail our operations or reduce our profitability.

We rely upon a combination of non-disclosure and other contractual arrangements and copyright, trade secret and trademark laws to protect our intellectual property rights. Ownership of software and associated deliverables created for customers is generally retained by or assigned to our customers, and we do not retain an interest in such software and deliverables. We have applied for the registration of "Satyam" and "VisionCompass" as trademarks in India. We currently require our technical associates to enter into non-disclosure and assignment of rights agreements to limit use of, access to and distribution of our proprietary information. We cannot assure you that the steps taken by us in this regard will be adequate to prevent misappropriation of proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights.

Although we believe that our services and products do not infringe upon the intellectual property rights of others, we cannot assure you that such a claim will not be asserted against us in the future. Assertion of such claims against us could result in litigation, and we cannot assure you that we would prevail in such litigation or be able to obtain a license for the use of any infringed intellectual property from a third party on commercially reasonable terms. We expect that the risk of infringement claims against us will increase if more of our competitors are able to obtain patents for software products and processes. Any such claims, regardless of their outcome, could result in substantial cost to us and divert management's attention from our operations. In the future, litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any infringement claim or litigation against us could therefore result in substantial costs and diversion of resources.

You may be subject to Indian taxes arising out of capital gains on the sale of the underlying equity shares.

Generally, capital gains, whether short-term or long-term, arising on the sale of the underlying equity shares in India are subject to Indian capital gains tax. For the purpose of computing the amount of capital gains subject to tax, Indian law specifies that the cost of acquisition of the equity shares will be deemed to be the share price prevailing on the BSE or the National Stock Exchange on the date the depositary advises the custodian to redeem receipts in exchange for underlying equity shares. The period of holding of such equity shares, for determining whether the gain is long-term or short-term, commences on the date of the giving of such notice by the depositary to the custodian. Investors are advised to consult their own tax advisers and to consider carefully the potential tax consequences of an investment in our ADSs.

There may be less company information available in Indian securities markets than securities markets in developed countries.

There is a difference between the level of regulation and monitoring of the Indian securities markets and the activities of investors, brokers and other participants and that of markets in the United States and other developed economies. The Securities and Exchange Board of India, or SEBI, is responsible for improving disclosure and other regulatory standards for the Indian securities markets. SEBI has issued regulations and guidelines on disclosure requirements, insider trading and other matters. There may, however, be less publicly available information about Indian companies than is regularly made available by public companies in developed economies.

Risk Related to our ADSs and our Trading Market

You may be restricted in your ability to exercise preemptive rights under Indian law and thereby may suffer future dilution of your ownership position.

Under the Companies Act, 1956 of India, or the Companies Act, a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages before the issuance of any new equity shares, unless the preemptive rights have been waived by adopting a special resolution by holders of three-fourths of the shares which are voted on the resolution. As U.S. holders of ADSs represent 10.6% of our equity shares, you may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act of 1933, as amended, or the Securities Act, is effective with respect to the rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any given registration statement as well as the perceived benefits of enabling the holders of our ADSs to exercise their preemptive rights and any other factors that we deem appropriate to consider at the time the decision must be made. We may elect not to file a registration statement related to preemptive rights otherwise available by law to you. In the case of future issuances, the new securities may be issued to our depositary, which may sell the securities for your benefit. The value, if any, our depositary would receive upon the sale of such securities cannot be predicted. To the extent that you are unable to exercise preemptive rights granted in respect of the equity shares represented by your ADSs, your proportional interests in our company would be reduced.

Holders of ADSs may be restricted in their ability to exercise voting rights.

At our request, the depositary bank will mail to you any notice of shareholders' meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs. If the depositary bank timely receives voting instructions from you, it will endeavor to vote the securities represented by your ADSs in accordance with such voting instructions. However, the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner. Securities for which no voting instructions have been received will not be voted.

As a foreign private issuer, we are not subject to the SEC's proxy rules which regulate the form and content of solicitations by United States-based issuers of proxies from their stockholders. To date, our practice has been to provide advance notice to our ADS holders of all stockholder meetings and to solicit their vote on such matters, through the depositary, and we expect to continue this practice. The form of notice and proxy statement that we have been using doe not include all of the information that would be provided under the SEC's proxy rules.

An active or liquid trading market for our ADSs is not assured.

We cannot predict the extent to which an active, liquid public trading market for our ADSs will exist. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. The lack of an active, liquid trading market could result in the loss of market makers, media attention and analyst coverage. If there is no longer a market for our equity shares, or if we fail to continue to meet eligibility requirements, we may be required to delist from the New York Stock Exchange and this may cause our stock prices to decrease significantly. In addition, if there is a prolonged decline in the price of our equity shares, we may not be able to issue equity securities to fund our growth, which would cause us to limit our growth or to incur higher cost funding, such as short-term or long-term debt. Further, if our ADS trading price falls below $5.00 per ADS, our ADSs will be considered a penny stock and trading in our ADSs will be subject to a set of rules adopted by the Securities and Exchange Commission that regulate broker-dealer practices in connection with transactions in penny stocks. The penny stock rules require broker-dealers who recommend penny stocks to persons other than their established customers and accredited investors to make a special written suitability determination for the purchaser, provide them with a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market, and receive the purchaser's written agreement to the transaction before the sale. These requirements limit the ability of broker-dealers to sell penny stocks. Also, because of the extra requirements, many broker-dealers are unwilling to sell penny stocks at all. As a result, if our ADSs were subject to the penny stock rules, the market liquidity for our ADSs could be adversely affected.

Liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties. Although you are entitled to withdraw the equity shares underlying the ADSs from the depositary at any time, there is no public market for our equity shares in the United States.

The future sales of securities by our company or existing shareholders may harm the price of our ADSs or our equity shares.

The market price of our ADSs or our equity shares could decline as a result of sales of a large number of ADSs or equity shares or the perception that such sales could occur. Such sales also might make it more difficult for us to sell ADSs or equity securities in the future at a time and at a price that we deem appropriate. As of January 25, 2002, we have an aggregate of 310,709,810 equity shares outstanding, which includes underlying equity shares of 33,350,000 for 16,675,000 ADSs. All ADSs are freely tradable, other than ADSs purchased by our affiliates. The remaining equity shares outstanding may be sold in the United States only pursuant to a registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, including Regulation S.

Forward-looking statements contained in this Quarterly Report may not be realized.

We have included statements in this document which contain words or phrases such as "may," "will," "will likely result," "believe," "expect," "will continue," "anticipate," "estimate," "intend," "plan," "contemplate," "seek to," "future," "objective," "goal," "project," "should" and similar expressions or variations of such expressions, that are "forward-looking statements." Actual results may differ materially from those suggested by the forward-looking statements due to risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy and our growth and expansion.

In addition, other factors that could cause results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to, general economic and political conditions in India, Southeast Asia, and other countries which have an impact on our business activities, changes in Indian and foreign laws, regulations and taxes, changes in competition and other factors beyond our control, including the factors described in this "Risk Factors" section. We do not intend to update any of the forward-looking statements after the date of this Quarterly Report to conform such statements to actual results.

Item 3.  Quantitative and Qualitative Disclosure about Market Risk

Our currency, maturity and interest rate information relative to our short-term and long-term debt are disclosed in Risk factors.

As of December 31, 2001, we do not have any outstanding non-rupee denominated borrowings.

We face market risk relating to foreign exchange rate fluctuations, principally relating to the fluctuation of U.S. dollar to Indian rupee exchange rate. Our foreign exchange risk principally arises from accounts payable to overseas vendors. This risk is partially mitigated as we have receipts in foreign currency from overseas customers and hold balances in foreign currency with overseas banks.

During fiscal 2001 and the nine months ended December 31, 2001, 89.8% and 92.0%, respectively, of our revenues were generated outside of India. Using sensitivity analysis, a hypothetical 10.0% increase in the value of the Indian rupee against all other currencies would decrease revenue by 1.8%, or $ 5.6 million, in fiscal 2001 and 1.7% or $ 5.2 million in the nine months ended December 31, 2001, while a hypothetical 10.0% decrease in the value of the Indian rupee against all other currency would increase revenue by 1.8%, or $ 5.6 million, in fiscal 2001 and 1.7%, or $ 5.2 million, in the nine months ended December 31, 2001. In the opinion of management, a substantial portion of this fluctuation would be offset by expenses incurred in local currencies. As a result, a hypothetical 10.0% movement of the value of the Indian rupee against all other currencies in either direction would have impacted our earnings before interest and taxes by $ 5.6 million in fiscal 2001 and $ 5.2 million in the nine months ended December 31, 2001. This amount would be offset, in part, from the impacts of local income taxes and local currency interest expense. As of December 31, 2001, we had approximately $211.4 million of non-Indian rupee denominated cash and cash equivalents.

                                    PART II
                               OTHER INFORMATION


Item 1.  Legal Proceedings

The company and its subsidiaries on a consolidated basis are not currently a party to any material legal proceedings.

Item 2.  Changes in Securities and Use of Proceeds

In May 2001, we completed an offering of 16,675,000 ADSs (representing 33,350,000 equity shares) at a price of $9.71 per ADS. We received approximately $152.7 million in cash, net of underwriting discounts, commissions and other offering costs. Our Securities Act registration statement on Form F-1 with respect to the offering was declared effective by the Securities and Exchange Commission on May 14, 2001 (Registration No. 333-13464). As of December 31, 2001, approximately $57.7 million of these proceeds have been used for prepayment of loans ($26.9 million); strategic investments in our subsidiaries and others ($4.0 million); development of facilities and infrastructure ($7.2 million) and working capital and general corporate purposes ($19.6 million). We intend to use the balance of the net proceeds to fund expansion of our existing facilities and communication network in different locations in India and outside India; to develop new facilities within and outside India; to invest in joint ventures and other strategic investments; and for working capital and general corporate purposes. None of the net proceeds from our ADS offering were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any persons owning ten percent or more of any class of our equity securities, or any affiliates.

Item 3.  Default Upon Senior Securities

None

Item 4.  Submission of Matters to a Vote of Security Holders

None

Item 5.  Other Information

None

Item 6.  Exhibits and Reports

During the quarter ended December 31, 2001, we filed the following current reports on Form 6-K:

(a) Our report on Form 6-K which we filed with the SEC on October 30, 2001 regarding our second quarter results under US and Indian GAAP.

(b) Our quarterly report on Form 6-K which we filed with the SEC on November
13,2001 regarding our second quarter results under U.S. GAAP.   A Copy of our
second quarter financial statements under U.S. GAAP (unaudited) was filed with this report.

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.


                     SATYAM COMPUTER SERVICES LIMITED


                                   By: /s/
                                   Name:  G. Jayaraman
                                   Title: Vice President (Corp. Affairs) &
                                          Company Secretary

                       SATYAM COMPUTER SERVICES LIMITED

             INDEX TO U.S. GAAP CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                            Page
Consolidated Balance Sheets as of March 31, 2001, December 31, 2000 and 2001 (unaudited).................    F-2

Consolidated Statements of Operations for the year ended March 31, 2001 and for the nine
months ended  December 31, 2000 and 2001 (unaudited).....................................................    F-3

Consolidated Statements of Shareholders' Equity and Comprehensive Income for the  year
ended March 31, 2001 and for the nine months ended December 31, 2001 (unaudited).........................    F-4

Consolidated Statements of Cash Flows for the year ended March 31, 2001 and for the nine
months ended  December 31, 2000 and 2001 (unaudited).....................................................    F-6

Notes to Consolidated Financial Statements...............................................................    F-8

Satyam Computer Services Limited
Consolidated Balance Sheets
(Thousands of US Dollars except per share data and as stated otherwise)

--------------------------------------------------------------------------------

                                                                         As of March 31        As of  December 31
                                                                                          -----------------------------
                                                                              2001            2000            2001
Assets                                                                                     (unaudited)     (unaudited)
-----------------------------------------------------------------------------------------------------------------------
Current assets
Cash and cash equivalents                                                      $ 66,068       $ 91,375       $222,565
Accounts receivable, net of allowance for doubtful debts                         92,564         80,645         90,582
Unbilled revenue on contracts                                                     4,676            578          3,429
Inventory                                                                         2,350          1,267          1,745
Deferred taxes on income                                                            966            911          2,996
Prepaid expenses and other receivables, net of allowances                        22,556         19,773         16,624
-----------------------------------------------------------------------------------------------------------------------
Total current assets                                                            189,180        194,549        337,941

Premises and equipment, net                                                     133,231        119,214        126,763
Goodwill and other intangible assets, net                                       109,995        118,183         16,246
Investments                                                                       2,708          2,838          3,477
Investments in associated companies                                              33,989         35,053          8,510
Advances to associated companies                                                      -              -          1,105
Other assets                                                                     11,996          8,078          9,340
=======================================================================================================================
Total assets                                                                   $481,099       $477,915       $503,382
=======================================================================================================================

Liabilities and shareholders' equity
-----------------------------------------------------------------------------------------------------------------------

Current liabilities
Short-term and current portion of long-term debts                              $ 40,575       $ 25,100       $  3,893
Accounts payable                                                                 15,908         16,881          8,514
Accrued expenses and other current liabilities                                   31,780         20,256         39,079
Unearned and deferred revenue                                                     4,132          4,363          4,208
-----------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                        92,395         66,600         55,694

Long-term debts, excluding current instalments                                    9,625         28,039          3,298
Deferred taxes on income                                                         36,777         35,030         36,466
Excess of cash received over carrying value of investment in Infoway,
net of taxes (Note No.6)                                                         35,156         35,420              -
Other liabilities                                                                 5,408          4,131         11,131
-----------------------------------------------------------------------------------------------------------------------
Total Liabilities                                                               179,361        169,220        106,589
-----------------------------------------------------------------------------------------------------------------------
Minority interest                                                               107,043        116,931         36,223

Contingencies and Commitments (Note No.21)
Shareholders' equity

Common stock - par value Rs.2 (US$0.041*) per equity share;
(375 million, 375 million and 375 million equity shares authorized               15,726         15,726         17,144
and 281,190,000, 281,190,000 and 314,540,000 equity shares issued as of March 31, 2001, December 31, 2000 and 2001 (unaudited)
respectively)
Additional paid-in capital                                                      253,409        258,558        405,364
Deferred stock compensation                                                     (11,787)       (21,697)        (4,478)
Retained earnings/(deficits)                                                    (29,456)       (28,372)       (21,175)
Accumulated other comprehensive income/(loss)                                   (21,659)       (20,897)       (32,316)
-----------------------------------------------------------------------------------------------------------------------
                                                                                206,233        203,318        364,539
Shares held by the SC-Trust under associate stock option plan
(11,170,070, 11,184,570 and 3,843,470 equity shares as of March 31,
2001, December 31, 2000 and 2001 (unaudited) respectively)                      (11,538)       (11,554)        (3,969)
-----------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                      194,695        191,764        360,570
-----------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                     $481,099       $477,915       $503,382
=======================================================================================================================

 * the par value in $ has been converted at the closing rate as of December 31, 2001, 1$ = Rs.48.27

--------------------------------------------------------------------------------
The accompanying notes are an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Consolidated Statements of Operations
(Thousands of US Dollars except per share data and as stated otherwise)
--------------------------------------------------------------------------------

                                                                   Year ended    Nine months ended December 31
                                                                     March 31
                                                              ----------------------------------------------------
                                                                         2001             2000             2001
                                                                                   (unaudited)      (unaudited)
------------------------------------------------------------------------------------------------------------------
Revenues                                                            $ 308,207        $ 210,860       $ 306,852

Cost of revenues, inclusive of deferred stock compensation of
US$31,336 in fiscal 2001, US $25,980 and US$6,157 in nine
months ended December 31, 2000 and 2001 (unaudited).                  208,121          149,508         177,294
------------------------------------------------------------------------------------------------------------------
Gross profit                                                          100,086           61,352         129,558

Selling, general and administrative expenses, inclusive of
deferred stock compensation of US$14,782 in fiscal 2001,
US$14,520 and US $2,848 in nine months ended December 31,
2000 and 2001 (unaudited).                                            122,000           87,848         100,021
Amortization and impairment of goodwill                                24,728           17,303          96,796
------------------------------------------------------------------------------------------------------------------
Total operating expenses                                              146,728          105,151         196,817

------------------------------------------------------------------------------------------------------------------
Operating income / (loss)                                             (46,642)         (43,799)        (67,259)

Interest income                                                         5,732            5,533           3,194
Interest expense                                                       (9,632)          (7,725)         (2,809)
Gain on sale of shares in Infoway (Note No. 6)                              -                -          45,594
Other income                                                            6,806            5,596           7,661
Other expense                                                            (344)            (326)           (328)
------------------------------------------------------------------------------------------------------------------
Income / (loss) before income taxes, minority interest and            (44,080)         (40,721)        (13,947)
 equity in earnings / (losses) of associated companies

Income taxes                                                           (4,137)          (1,876)        (14,716)
Minority Interest                                                      25,772           16,980          68,490
------------------------------------------------------------------------------------------------------------------
Income / (loss) before equity in earnings / (losses) of
associated companies                                                  (22,445)         (25,617)         39,827

Equity in earnings / (losses) of associated companies, net of
taxes                                                                  (5,467)          (3,762)        (25,114)
------------------------------------------------------------------------------------------------------------------
Net income / (loss)                                                 $ (27,912)       $ (29,379)      $  14,713
==================================================================================================================

Earnings / (loss) per share:
Basic                                                               $   (0.10)       $   (0.11)      $    0.05
Diluted                                                             $   (0.10)       $   (0.11)      $    0.05
------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Consolidated Statements of Shareholders' Equity and Comprehensive Income (Thousands of US Dollars except per share data and as stated otherwise)

--------------------------------------------------------------------------------

                                    ------------------------------------------------------------------------------------------------
                                                                                               Accumulated
                                        Common Stock     Additional                               Other        Shares     Total
                                    ---------------------  paid-in  Deferred stock  Retained   Comprehensive   held by Shareholders'
                                      Shares    Par Value  capital   compensation   earnings  Income / (loss) SC-Trust    Equity
                                    ------------------------------------------------------------------------------------------------
Balance as of March 31, 2000        281,190,000  $15,726  $189,508     $(17,972)    $  2,563      $ (9,194)   $(12,157)   $168,474

Net Income (loss)                                                                    (27,912)                              (27,912)

Other comprehensive income

    Loss on foreign currency
    translation                                                                                    (12,429)                (12,429)
    Unrealized losses on
    securities, net of taxes                                                                           (36)                    (36)

Comprehensive income                                                                                                       (40,377)

Gain on dilution of interest in
subsidiary on subsidiary's
issuance of new shares, net of
taxes (Note No. 4)                                          24,599                                                          24,599

Loss on sale of Infoway shares held
by CricInfo                                                   (466)                                                           (466)

Warrants issued to TRW (Note No.5)                           1,657                                                           1,657

Deferred stock compensation                                 38,034      (38,034)                                                 -

Amortization of deferred stock                                           44,219                                             44,219
compensation

Shares transferred by SC-Trust to
employees on vesting                                            77                                                 619         696

Cash dividend paid at the rate of
US$0.008 per share                                                                    (4,107)                               (4,107)

------------------------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 2001        281,190,000  $15,726  $253,409     $(11,787)    $(29,456)     $(21,659)   $(11,538)   $194,695
====================================================================================================================================

Satyam Computer Services Limited
Consolidated Statements of Shareholders' Equity and Comprehensive Income (Thousands of US Dollars except per share data and as stated otherwise)
--------------------------------------------------------------------------------

                                                             --------------------------------------------------------------------
                                                                       Common Stock              Additional      Deferred stock
                                                                                               paid-in capital    compensation
                                                             --------------------------------
                                                                  Shares           Par Value
                                                             --------------------------------------------------------------------
Balance as of March 31, 2001                                    281,190,000        $ 15,726       $253,409         $ (11,787)

Net income (loss)
Other comprehensive income
    Loss on foreign currency translation

    Unrealized losses on securities, net of taxes

Comprehensive income
Gain on dilution of interest in subsidiary on
subsidiary's issuance of new shares, net of
taxes ( Note No. 4)                                                                                    375
Loss on sale of Infoway shares held by CricInfo                                                       (645)
Issuance of common stock, net of issuance cost                   33,350,000           1,418        149,196
Deferred stock compensation                                                                          1,169            (1,169)
Amortization of deferred stock compensation                                                                            8,478
Shares transferred by SC-Trust to employees on vesting                                               1,860
Cash dividend paid (Note No 23)
---------------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 2001
(unaudited)                                                     314,540,000          17,144        405,364            (4,478)
=================================================================================================================================

                                                             --------------------------------------------------------------------
                                                                Retained         Accumulated      Shares held by        Total
                                                                earnings            Other            SC-Trust        Shareholders
                                                                                Comprehensive                           Equity
                                                                              Income / (loss)
                                                             --------------------------------------------------------------------
Balance as of March 31, 2001                                   $ (29,456)         $ (21,659)        $ (11,538)         $ 194,695

Net income (loss)                                                 14,713                                                  14,713
Other comprehensive income
    Loss on foreign currency translation                                            (10,696)                             (10,696)
    Unrealized losses on securities, net of taxes                                        39                                   39
Comprehensive income                                                                                                       4,056
Gain on dilution of interest in subsidiary on
subsidiary's issuance of new shares, net of
taxes ( Note No. 4)                                                                                                          375
Loss on sale of Infoway shares held by CricInfo                                                                             (645)
Issuance of common stock, net of issuance cost                                                                           150,614
Deferred stock compensation                                                                                                    -
Amortization of deferred stock compensation                                                                                8,478
Shares transferred by SC-Trust to employees on vesting                                                  7,569              9,429
Cash dividend paid (Note No 23)                                   (6,432)                                                 (6,432)
--------------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 2001
(unaudited)                                                      (21,175)           (32,316)           (3,969)           360,570
================================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Consolidated Statements of Cash Flows
(Thousands of US Dollars except per share data and as stated otherwise)
--------------------------------------------------------------------------------

                                                                                         Year ended          Nine months ended
                                                                                           March 31             December 31
                                                                                         ---------------------------------------
                                                                                               2001              2000         2001
                                                                                                          (unaudited)   (unaudited)
------------------------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities
------------------------------------------------------------------------------------------------------------------------------------
Net income / (loss)                                                                       $ (27,912)        $ (29,379)   $   14,713
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:
    Depreciation and amortization including impairment of goodwill                           54,493            38,729       126,437
    Deferred stock compensation                                                              46,118            40,500         9,005
    Deferred taxes on income                                                                    154              (183)         (302)
    Profit on sale of investments                                                                (1)                -             -
    Loss on sale of premises and equipment                                                       43                17           159
    Foreign currency translation on excess of amount received on sale
     of shares of Infoway over its carrying value                                             1,014             1,464           928
    Excess of amount received over investment in Infoway, net of taxes
    (Note No.4)                                                                                   -                 -       (35,156)
    Amortization of discount on share warrants issued to TRW and change in fair
     value of put option ( Note No. 5)                                                        2,685                 -         4,448
    Minority Interest                                                                       (25,772)          (16,980)      (68,490)
    Equity in share of (earnings) / losses of associated companies                            5,467             3,762        25,114
Changes in assets and liabilities:
    Accounts receivable, net and unbilled revenues                                          (49,452)          (30,011)          393
    Prepaid expenses, other receivables, and inventory                                      (10,164)           (4,959)        5,829
    Other assets, non-current                                                                (9,797)           (4,232)          829
    Accounts payable                                                                          4,584             4,645        (7,036)
    Accrued expenses and other liabilities                                                   20,348            (3,321)        8,398
    Unearned and deferred revenue                                                               937               914           181
    Other liabilities, non-current                                                           (6,810)            1,767            48
-----------------------------------------------------------------------------------------------------------------------------------
Net cash provided (used in) by operating activities                                           5,935             2,733        85,498
Cash Flows Used In Investing Activities
-----------------------------------------------------------------------------------------------------------------------------------
Purchases of premises and equipment                                                         (84,764)          (60,916)      (27,891)
Expenditure on license fees                                                                    (612)                -        (1,238)
Proceeds from sale of premises and equipment                                                     68                38           233
Acquisitions and investments in associated companies                                        (52,470)          (53,072)       (1,749)
Advances to associated companies                                                                  -                 -        (1,111)
Purchase of Investments - current and non-current                                                 -                 -          (868)
Proceeds from sale of investments                                                                 3                 -             -
-----------------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                                      (137,775)         (113,950)      (32,624)
Cash Flows From Financing Activities
-----------------------------------------------------------------------------------------------------------------------------------
Increase / (decrease) in short-term debts                                                     8,330            (3,162)      (36,431)
Share Warrant Consideration ( Note No. 5)                                                       500               500             -
Issuance of common stock, net of issuance cost                                                    -                 -       150,614
Issuance of common stock under Associate Stock Option Plan                                      696             1,331         9,429
Issuance of common stock by Infoway and other subsidiaries, net
 of issuance cost                                                                               240             1,646             -
Proceeds from long-term debts                                                                     -            22,421             -
Repayment of long-term debts                                                                (40,425)          (48,265)       (6,974)
Proceeds from sale of shares of Infoway, net of cost                                         48,978            48,978             -
Cash dividends paid                                                                          (4,107)           (1,556)       (6,432)
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Net cash provided by financing activities                                                    14,212            21,893       110,206

                                                                                                      (Continuing on following page)

Satyam Computer Services Limited
Consolidated Statements of Cash Flows
(Thousands of US Dollars except per share data and as stated otherwise)
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                                                                                         Year ended          Nine months ended
                                                                                           March 31             December 31
                                                                                         -------------------------------------------
                                                                                               2001              2000         2001
                                                                                                          (unaudited)   (unaudited)
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Effect of exchange rate changes on cash and cash equivalents                                 (8,608)          (11,605)      (6,583)

Net change in cash and cash equivalents                                                    (126,236)         (100,929)     156,497

Cash and cash equivalents at beginning of the year/period                                   192,304           192,304       66,068
Cash and cash equivalents at end of the year/period                                      $   66,068         $  91,375    $ 222,565

Supplementary information:
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Cash paid during the period for:
Income taxes                                                                             $    4,898         $   6,229    $   4,660
Interest                                                                                      9,250             7,909        2,569

Non-cash items:
Shares issued by Infoway on acquisitions                                                 $   69,815         $  67,394    $   1,043
Capital leases and hire purchase                                                              1,624             1,413          952


For a number of reasons, principally the effects of translation differences and acquisitions, certain items in the statements of cash flow do not correspond to the differences between the balance sheet amounts for the respective items.

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The accompanying notes are an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Notes to Consolidated Financial Statements

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1. Description of Business

Satyam Computer Services Limited and its consolidated subsidiaries and associated companies (hereinafter referred to as "Satyam") are engaged in providing information technology services, Internet services and developing software products.

Satyam Computer Services Limited (hereinafter referred to as "Satyam Computer Services") is an information technology ("IT") services provider that uses a global infrastructure to deliver value-added services to its customers, to address IT needs in specific industries and to facilitate electronic business, or eBusiness, initiatives. Satyam Computer Services was incorporated on June 24, 1987 in Hyderabad, Andhra Pradesh, India. Satyam Computer Services has offshore development centers located throughout India that enable it to provide high quality and cost-effective solutions to clients. It also has seven offsite centers located in the United States, Europe, Japan and Singapore. The range of services offered by it, either on a "time and material" basis or "fixed price", includes consulting, systems design, software development, system integration and application maintenance. Satyam offers a comprehensive range of IT services, including software development, packaged software integration, system maintenance and engineering design services. Satyam Computer Services has established a diversified base of corporate customers in a wide range of industries including insurance, banking and financial services, manufacturing, telecommunications, transportation and engineering services.

Satyam Infoway Limited (hereinafter referred to as "Infoway"), a subsidiary of Satyam Computer Services, is an integrated Internet and electronic commerce services company in India. In addition, Infoway provides various internet services such as electronic data exchange, email and other messaging services, virtual private networks, web based solutions to businesses, web page hosting to individuals and operates an Internet online portal and content offering.

In August 2001 Satyam Computer Services decided to close down four of its 100% owned subsidiaries namely Satyam Europe Limited, Satyam Asia Pte Limited, Satyam Japan KK and Dr. Millennium Inc.,. Satyam Computer Services has initiated the process of acquiring the total business of these subsidiaries. In the opinion of management the costs associated with respect to the closure of these subsidiaries would not be material.

On October 24, 2001, Satyam Computer Services made a press release announcing the following initiatives on Infoway:

[X] the proposed sale of Infoway's software services division to Satyam Computer Services;

[X]  the strategic decision to divest its Infoway stake; and

[X] the determination by Satyam Computer Services that based on the current financial status of Infoway and the expected software services divestment transaction, Satyam Computer Services will not invest any further funds in Infoway.

2.  Summary of Significant Accounting Policies

a)  Principles of Consolidation and Basis of Presentation

The consolidated financial statements of Satyam Computer Services and its majority-owned domestic and foreign subsidiaries are prepared in accordance with generally accepted accounting principles applicable in the United States ("U.S. GAAP"). All significant inter-company balances and transactions are eliminated.

Investments in business entities in which Satyam does not have control, but has the ability to exercise significant influence over operating and financial policies (generally 20-50 percent ownership), are accounted for by the equity method.

On occasion, a subsidiary or associated company accounted for by the equity method ("offering company") may issue its shares to third parties as either a public offering or private placement at per share amounts in excess of or less than Satyam's average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in interest are recorded in additional paid-in capital. Gains or losses arising on the direct sales by Satyam of its investment in its subsidiaries or associated companies to third parties are recognized as income in the statement of operations. Such gains or losses are the difference between the sale proceeds and net carrying value of investments.

Satyam Computer Services Limited
Notes to Consolidated Financial Statements

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The excess of the cost over the underlying net equity of investments in subsidiaries and associated companies accounted for on an equity basis is allocated to identifiable assets based on fair values at the date of acquisition. The unassigned residual value of the excess of the cost over the underlying net equity is recognized as goodwill.

b)  Interim Information (unaudited)

Interim information presented in the consolidated financial statements has been prepared by the management without audit and in the opinion of management, includes all adjustments of a normal recurring nature that are necessary for the fair presentation of the financial position, results of operations, statement of shareholders' equity and comprehensive income and cash flows for the periods shown in accordance with generally accepted accounting principles in the United States.

c)  Use of Estimates

The preparation of the consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the date of the financial statements and the reported amount of revenues and expenses during the reported period. Examples of such estimates include: estimates of expected contract costs to be incurred to complete software development, allowance for doubtful debts, future obligations under employee benefit plans, valuation allowances for deferred taxes, useful lives of premises and equipment (fixed assets) and goodwill. Actual results could differ from those estimates.

d)  Foreign Currency Translation

The accompanying consolidated financial statements are reported in U.S. dollars. The Indian rupee is the functional currency for Satyam Computer Services, its domestic subsidiaries and associated companies. However, the Japanese Yen, U.S. Dollar, Pound Sterling and Singapore Dollar are the functional currencies for its foreign subsidiaries located in Japan, U.S., UK and Singapore respectively. The translation of the functional currencies into U.S. dollars (reporting currency) is performed for assets and liabilities using the current exchange rates in effect at the balance sheet date and for revenues, costs and expenses using average exchange rates prevailing during the reporting periods. Adjustments resulting from the translation of functional currency financial statements to reporting currency are accumulated and reported as other comprehensive income, a separate component of shareholders' equity.

Transactions in foreign currency are recorded at the exchange rate prevailing on the date of transaction. Monetary assets and liabilities denominated in foreign currencies are expressed in the functional currency at the exchange rates in effect at the balance sheet date. Revenues, costs and expenses are recorded using average exchange rates prevailing during the reporting periods. Gains or losses resulting from foreign currency transactions are included in the statement of operations.

Satyam periodically enters into foreign exchange forward contracts to limit the effect of exchange rate changes on its foreign currency receivable and debts payable. Gains and losses on these contracts are recognized as income or expense in the statement of operations as incurred, over the life of the contract. As of March 31, 2001, December 31, 2000 and 2001(unaudited), Satyam had no foreign exchange forward contracts outstanding.

e)  Revenue Recognition

i) IT Services

Revenues from professional services consist of revenues earned from services performed on a "time and material" basis and related revenue is recognized as the services are performed. Satyam also performs time bound fixed-price engagements, under which revenue is recognized using the percentage-of-completion method of accounting. Satyam recognizes revenue based on the completed-contract method where the work to complete cannot be reasonably estimated. The cumulative impact of any revision in estimates of the percent complete is reflected in the period in which the change becomes known. Provisions for estimated losses on such engagements are made during the period in which a loss becomes probable and can be reasonably estimated.

Amounts included in the financial statements, which relate to recoverable costs and accrued profits not yet billed on contracts, are classified in current assets as "Unbilled revenue on contracts". Billings on uncompleted contracts in excess of accrued cost and accrued profit are classified in current liabilities under the heading "Unearned and deferred revenue". Satyam provides its clients with one to three months warranty as post-sale support for its fixed price

Satyam Computer Services Limited
Notes to Consolidated Financial Statements

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engagements. Costs associated with such services are accrued at the time the related revenues are recorded. As historically Satyam has not incurred any expenditure on account of warranties. Satyam has not provided for any warranty costs for the year ended March 31, 2001 and the nine months ended December 31, 2000 and 2001 (unaudited).

ii) Internet Services

Revenues from corporate network services, which include providing e-commerce solutions, electronic data interchange and other network based services, are recognized upon actual usage of such services by customers and are based on either the time for which the network is used or the volume of data transferred, or both. In accordance with the contractual agreement, customers are allowed to use such services free of cost for a specified period of time or volume. No revenues are recognized for such exempted periods or volumes. Revenues from the sale of communication hardware and software required to provide Infoway's network based services are recognized when the sale is complete with the passing of title.

Revenues from web-site design and development are recognized upon project completion, which occurs once the customer's web links are commissioned and available on the World-Wide-Web. Revenues from web-site hosting are recognized ratably over the period for which the site is hosted. Revenue from development of internet networking solutions comprise income from time and material contracts and fixed price contracts. Revenues are recognized in line with revenue recognition policy of IT Services.

Internet access is sold to customers either for unlimited hours or for a specified number of hours, which is to be utilized within a specified period of time. Customers purchase a CD-ROM that allows them to access the Internet. The amounts received from customers on the sale of these CD ROMs are not refundable. Satyam recognizes revenue based on usage by the customer over the specified period. At the end of the specified period, the remaining unutilized hours, if any, are recognized as revenue. Unlimited internet access and electronic mail access is sold to customers for a specified period of time over which the related revenue is recognized.

Revenues from banner advertisements and sponsorship contracts are recognized ratably over the period in which the advertisements are displayed. Revenues from electronic commerce transactions are recognized when the transaction is completed.

f)  Cash and Cash Equivalents

Satyam considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates their fair value due to the short maturity of the investments.

Cash and claims to cash that are restricted as to withdrawal or use in the ordinary course of business are classified as other receivables under current assets, unless they are to be utilized for other than current operations in which case they are classified as other assets, non-current.

g)  Inventory

Inventory is stated at lower of cost or market value. Cost is determined using the first-in-first-out (FIFO) method except for CD ROMs used for Internet services activities for which the weighted average method is used.

e)  Premises, Equipment and Depreciation

Premises and equipment are stated at actual cost less accumulated depreciation. Assets under capital leases are stated at the present value of minimum lease payments. Depreciation is computed using the straight-line method over the estimated useful lives. Assets under capital leases and leasehold improvements are amortized straight-line over the shorter of the lease term or estimated useful life of the asset.

Costs of application software for internal use are generally charged to income as incurred due to its estimated useful lives being relatively short, usually less than one year. The third party software expense amounted to US$885 thousand for the year ended March 31, 2001, US$766 thousand and US$725 thousand for nine months ended December 31, 2000 and 2001 (unaudited) respectively.

The cost and the accumulated depreciation for premises and equipment sold, retired or otherwise disposed off are removed from the stated values and the resulting gains and losses are included in the statement of operations. Interest related to the construction of qualifying assets is capitalized. Advances paid towards the acquisition of premises and

Satyam Computer Services Limited
Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

equipment outstanding at each balance sheet date and the cost of premises and equipment not put to use before such date are disclosed as Assets under Construction.

i)  Software Development Costs

Satyam capitalizes internally generated software development costs under the provisions of Statement of Financial Accounting (SFAS) 86, "Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Capitalization of computer software development cost begins upon the establishment of technological feasibility, which Satyam has defined as the completion of a prototype. Costs incurred prior to establishment of technological feasibility and other research and development expenses are charged to income as incurred. Costs incurred by Satyam between completion of the prototype and the point at which the product is ready for general release have been insignificant.

Research and development expenses charged to income amounted to US$ 3,124 thousand for the year ended March 31, 2001, US$1,582 thousand and US$1,774 thousand for nine months ended December 31, 2000 and 2001 (unaudited) respectively.

j)  Goodwill and Other Intangible Assets

Goodwill represents the difference between either a) the purchase price and the fair value of assets and liabilities acquired and/or b) the purchase price and additional interest in subsidiaries acquired from minority shareholders. Goodwill is amortized on a straight-line basis principally over a period of 5 years based on management estimate. Other intangible assets include licensing fees, which are being amortized over the license period of 5 years.

k)  Impairment of Long-lived Assets

Satyam has adopted the provisions of SFAS 121 "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of" Satyam reviews long-lived assets, including goodwill and identifiable intangibles, for impairment whenever events or changes in business circumstances indicate the carrying amount of assets may not be fully recoverable. Each impairment test is based on a comparison of the undiscounted cash flows expected to be generated from the use of the asset to its recorded value. If an impairment is indicated, the asset is written down to its fair value. Assets to be disposed are reported at the lower of the carrying value or the fair value less cost to sell.

l)  Investments

Satyam has evaluated its investment policies consistent with the provisions of SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities", and determined that all of its marketable investment securities are to be classified as available-for-sale. Accordingly, such securities are carried at fair value with unrealized gains and losses, net of taxes, reported as a separate component of other comprehensive income until realized. Realized gains and losses and declines in value judged to be other-than-temporary are included in other income. The cost of securities sold is based on the first-in-first-out
(FIFO) method. Interest and dividends on securities classified as available-for-sale are recognized when earned and included in other income. Other investments that are not marketable are carried at cost, subject to tests of other than temporary impairment.

m)  Costs of Revenue and Selling, General and Administrative Expenses

Costs of revenues primarily include the compensation cost of technical staff, depreciation on dedicated assets and system software, travel costs, data communication expenses and other expenses incurred that are related to the generation of revenue.

Selling, general and administrative expenses generally include the compensation costs of sales, management and administrative personnel, travel costs, research and development costs, advertising, business promotion, depreciation on assets, application software costs, rent, repairs, electricity and other general expenses not attributable to costs of revenues.

n)  Advertising Costs

Satyam expenses all advertising costs as incurred. Advertising expenses charged to income amounted to US$11,301 thousand for the year ended March 31, 2001, US$7,491 thousand and US$1,889 thousand for nine months ended December 31, 2000 and 2001 (unaudited) respectively.

Satyam Computer Services Limited
Notes to Consolidated Financial Statements

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o)   Employee Benefits

i)   Provident Fund

In accordance with Indian law, all employees in India are entitled to receive benefits under the Provident Fund, which is a defined contribution plan. Both the employee and the employer make monthly contributions to the plan at a predetermined rate (presently 12.0%) of the employees' basic salary. Satyam has no further obligations under the plan beyond its monthly contributions. These contributions are made to the fund administered and managed by the Government of India. Satyam's monthly contributions are charged to income in the period it is incurred.

ii)  Gratuity Plan

In addition to the above benefit, Satyam provides for gratuity, a defined benefit retirement plan (the "Gratuity Plan") covering all its employees in India. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment based on the respective employee's salary and years of employment with Satyam.

Satyam provides for the Gratuity Plan on the basis of actuarial valuations. The entire Gratuity Plan of Satyam Computer Services is unfunded. Infoway makes annual contributions to a fund administered and managed by the Life Insurance Corporation of India ("LIC"). Under this scheme, LIC assumes the obligation to settle the gratuity payment to the employees to the extent of the funding.

iii) Superannuation Plan

In addition to the above benefits, the senior employees of Satyam Computer Services in India are entitled to receive benefits under the Superannuation Plan, a defined contribution plan. Satyam Computer Services makes yearly contributions under the superannuation plan administered and managed by LIC, based on a specified percentage (presently 10.0%) of each covered employee's basic salary. Satyam has no further obligations under the plan beyond its contributions.

iv)  Other Benefit Plans

Satyam maintains a 401(k) retirement plan (the "401(k) Plan") covering all its employees in the United States. Each participant in the 401(k) Plan may elect to contribute up to 15.0% of his or her annual compensation to the 401(k) Plan. Satyam matches 50.0% of employee contributions, subject to a maximum of 3.0% of gross salary for all employees participating in the 401(k) plan.

p)  Income Taxes

In accordance with the provisions of SFAS 109, "Accounting for Income Taxes", income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period of change. Based on management's judgment, the measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits for which it is more likely than not that some portion or all of such benefits will not be realized.

q)  Earnings Per Share

In accordance with the provisions of SFAS 128, "Earnings Per Share", basic earnings per share are computed on the basis of the weighted average number of shares outstanding during the period. Diluted earnings per share are computed on the basis of the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the "treasury stock" method for options and warrants, except where the results will be anti-dilutive.

Satyam Computer Services Limited
Notes to Consolidated Financial Statements

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r)  Stock-Based Compensation

Satyam uses the intrinsic value-based method of Accounting Principles Board
(APB) Opinion No. 25, "Accounting for Stock Issued to Employees", to account for its employee stock-based compensation plan. Satyam has therefore adopted the pro forma disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation". Pursuant to SFAS No. 123, all equity instruments issued to non-employees are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

s)  Recently Issued Accounting Pronouncements

In June 1998, the Financials Accounting Standards Board (FASB) issued SFAS 133, "Accounting for Derivative Financial Instruments and for Hedging Activities". SFAS 133 provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. SFAS 133 was amended by SFAS 137 and SFAS 138. SFAS 133, as amended is effective for Satyam's fiscal year 2002. The adoption of this standard does not have any material impact on Satyam's results of operations or financial position.

In September 2000, the FASB issued SFAS 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS 140 replaces SFAS 125, revising the standards governing accounting for securitizations and other transfers of financial assets and collateral. Adoption of SFAS 140 is required for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The adoption of this standard does not have any material impact on Satyam's results of operations or financial position.

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 141, "Business Combinations" and SFAS 142, "Goodwill and Other Intangible Assets". SFAS 141 requires that all business combinations be accounted for under a single method-the purchase method. Use of the pooling-of-interests method is no longer permitted and is effective for business combinations initiated after June 30, 2001. SFAS 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment and is effective for fiscal years beginning after December 15, 2001, with earlier application permitted for entities with fiscal years beginning after March 31, 2001. Satyam is in the process of assessing the impact of the adoption of these standards.

In August 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations". SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over a period of time, the liability is accreted to its present value in each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss. The standard is effective for fiscal years beginning after June 15, 2002, with earlier application encouraged. Satyam is in the process of assessing the impact of the adoption of this standard.

In August 2001, the FASB also issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" that replaces SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed off". SFAS 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Under this standard, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, are to be applied prospectively. Early application is encouraged. Satyam is in the process of assessing the impact of the adoption of this standard.

t) Reclassification

Prior year amounts have been regrouped, recast, rearranged to conform to the current year's presentation.

Satyam Computer Services Limited
Notes to Consolidated Financial Statements

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3.  Business Combinations

a)  Acquisition of India World Communication by Infoway

On November 29, 1999, Infoway entered into an agreement with the shareholders of IndiaWorld Communications Private Limited ("IndiaWorld") to acquire 49,000 shares (equivalent to 24.5% of the voting control) of IndiaWorld for US$28,289 thousand. IndiaWorld is engaged in the business of providing web-based solutions and advertising services. Infoway also entered into an agreement with the shareholders of IndiaWorld on the same date for the option to purchase the remaining shares in IndiaWorld ("the option agreement"). The terms of the option agreement provided that Infoway had the option to acquire all of the remaining outstanding shares of IndiaWorld on the payment of an initial non-refundable earnest money deposit of US$11,801 thousand and a second and final cash payment of US$74,554 thousand which was to be made on or before June 30, 2000. The non-refundable earnest money deposit of US$11,801 thousand was paid on November 29, 1999 and the final payment was settled on June 30, 2000 by a separate agreement in a part cash and part stock deal to make IndiaWorld its 100.0% subsidiary. Infoway paid US$48,666 thousand in cash and the balance in 268,500 equity shares. The equity shares issued to the shareholders of IndiaWorld are not listed in India and under present law are not convertible into ADSs.

The transaction to purchase IndiaWorld is accounted for as a two-step acquisition under the purchase method of accounting. The financial statements of Satyam have consolidated the accounts of IndiaWorld as of December 1, 1999 by virtue of Infoway having obtained, through agreement with the shareholders of IndiaWorld, control over IndiaWorld that will be other than temporary as of that date. During the year ended March 31, 2000, Satyam recognized goodwill of US$39,860 thousand, on the acquisition of the 24.5% on November 29, 1999 equal to the excess of the consideration paid of US$40,090 thousand (US$28,289 thousand plus the earnest money deposit of US$11,801 thousand) over the fair value of that portion of the net assets acquired of US$230 thousand. During the year ended March 31, 2001, Satyam has recognized additional goodwill equal to the excess of consideration paid (cash of US$48,666 thousand plus US$24,609 thousand, being the fair value of 268,500 equity shares of Infoway) over the fair value of the net assets acquired.

b)  Acquisition of IndiaPlaza.com by Infoway

On July 13, 2000, Infoway entered into an agreement (the "Merger Agreement") to acquire all the outstanding equity of IndiaPlaza.com Inc., an internet company which through its website operates an online internet shopping mall. The consideration amounted to 455,188 ADSs (113,797 shares) of which 340,192 ADSs (85,048 shares) have been paid and 115,000 ADSs (28,750 shares) have been placed in escrow until January 1, 2002 to be adjusted for any breach of representations or covenants set forth in the merger agreement. Management considers the release of the shares held in the escrow to be probable and has accordingly included them in the computation of the purchase price and net loss per share. The acquisition, which was consummated on December 15, 2000 upon completion of regulatory formalities, has been accounted for by the purchase method.

Satyam recognized goodwill of US$ 9,510 thousand, equal to the excess of the consideration paid of US$ 7,921 thousand, being the fair value of 113,797 equity shares of Infoway over the fair value of the net assets acquired of US$ (1,589) thousand.

The 115,000 ADSs (28,750 shares) that were placed in escrow until January 1, 2002 have been subsequently released in January 2002.

Satyam Computer Services Limited
Notes to Consolidated Financial Statements

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The following unaudited consolidated results of operations are presented as if the acquisition of IndiaWorld and IndiaPlaza were made at the beginning of the periods presented. The pro forma consolidated results of operations reflect the amortization of goodwill attributable to the acquisition.

                                                              (US$ in thousands)
--------------------------------------------------------------------------------
                                                            Year ended March 31
                                                           ---------------------
                                                                    2001
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--------------------------------------------------------------------------------
Revenues                                                               $309,344
Net loss                                                                (30,648)
Loss per equity share                                                     (0.11)
Weighted average equity shares used in computing
loss per equity share (in thousands)                                    269,921
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Note: The unaudited pro forma disclosure is not necessarily indicative of the actual results that would have occurred had the acquisition been made as of the beginning of the periods presented or the future results of combined operations.

c)  Acquisition of CricInfo by Infoway

In June 2000, Infoway entered into an agreement to acquire 25.0% of CricInfo Limited, a private company incorporated in England and Wales, which owns a popular cricket site on the Internet, for a consideration of US$37.5 million. The consideration was payable at the option of Infoway in cash or its ADSs. On July 29, 2000, Infoway issued 2,204,720 ADSs (representing 551,180 equity shares of Infoway) to acquire 25.0% stake in CricInfo. The number of ADSs issued was based on the price at NASDAQ on the day prior to the acquisition of CricInfo shares. The investment is accounted for under the equity method, where the difference between the cost of investment and underlying equity in net assets of the investment has been accounted for as if the investee were a consolidated subsidiary.

d)  Acquisition of Kheladi.com by Infoway

In October 2000, Infoway entered into an agreement to merge Kheladi.com, into Infoway for a consideration of US$ 65 thousand in cash and 22,162 equity shares. Subsequently in July 2001, Infoway entered into a fresh agreement to acquire 100% of the equity shares of Kheladi.com without change in consideration. In July 2001, Infoway paid US$ 65 thousand in cash and issued 19,073 equity shares with the balance 3,089 equity shares issuable on December 31, 2002 subject to achievement of mutually agreed performance parameters. Of the shares issued, 5,019 and 10,039 equity shares have been issued which are subject to a lock in period of one and two years, respectively. The equity shares issued to the shareholders of Kheladi.com are not listed in India and under present law are not convertible into ADSs.

The acquisition was consummated on July 9, 2001 and has been accounted for by the purchase method. Each share is valued at four times the closing price of one Infoway ADS on the NASDAQ on October 12, 2000, the measurement date. Satyam recognized an intangible asset in respect of employment contracts of US$ 795 thousand and goodwill of US$ 309 thousand, equal to the excess of the consideration paid of US$ 1,108 thousand, being cash paid plus the fair value of 19,073 equity shares of Infoway over the fair value of the net assets acquired of US$ 4 thousand. Since, the issuance of the balance 3,089 equity shares is contingent upon achievement of certain parameters, the value of such shares will be accounted for as goodwill on the date of issuance.

4.  Sale of shares by Infoway

In the years ended March 31, 2000 and 2001, Infoway issued new shares to third parties and Satyam Computer Services, including two public offerings. After these transactions, Satyam Computer Services' ownership reduced from 56.32% as of March 31, 2000 to 52.55% as of March 31, 2001 and 52.51% as of December 31, 2001 (unaudited) respectively.

During the year ended March 31, 2001 Infoway issued 268,500 shares to shareholders of IndiaWorld, 551,180 shares to shareholders of CricInfo, 113,797 shares to shareholders of IndiaPlaza and during nine months ended December 31, 2001(unaudited) issued 19,073 shares to the shareholders of Kheladi.com (all of which are described in Note 3) at amounts per share in excess of Satyam's average per share carrying value. With respect to these transactions, the resulting gain of US$ 24,599 thousand, net of taxes, during the year ended March 31, 2001and US$375 thousand net of taxes, during nine months ended December 31, 2001 (unaudited) arising from the change in interest has been recorded as additional paid in capital.

Satyam Computer Services Limited
Notes to Consolidated Financial Statements

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5.  TRW Inc.

In June 2000, Satyam Computer Services signed a non-binding framework agreement to form a non-exclusive joint venture with TRW Inc. to be managed by Satyam Computer Services and to issue warrants for a consideration of US$5 million to TRW Inc. that are convertible into equity shares of Satyam Computer Services in the eighteenth month after issuance. The warrants were non-forfeitable as of the date of grant.

On August 22, 2000, Satyam Computer Services issued 63,896 warrants (each warrant exercisable to purchase five equity shares) to ESL Inc., an affiliate of TRW Inc. in exchange of Rs. 71.6 (US$1.6) per share totaling to US$ 500 thousand in cash representing 10.0% of the total consideration to acquire the underlying equity shares in accordance with applicable Indian regulations. These warrants are convertible into 319,480 equity shares of Satyam Computer Services for Rs.644.4 (US$14.1) per share totaling US$4.5 million during the period from January 22, 2002 to February 21, 2002. The upfront payment made by ESL Inc., for these warrants, plus the aggregate exercise price for the 319,480 equity shares underlying these warrants, will equal US$5.0 million. The excess of the fair value of the warrants, as determined at the date of grant, over the consideration of warrants paid by ESL Inc., amounts to US$1,157 thousand. It is being amortized ratably over the period, as described below with respect to the joint venture agreement between Satyam Computer Services and TRW Inc. (that is five years and three months period), starting from the date of signing of the joint venture agreement (that is September 26, 2000) to December 31, 2005. The amortization is classified as a reduction of the revenues recognized under the agreements. However, if the amortization exceeds the amount of revenue recognized in any period, the excess amortization is recorded as an expense.
The fair value of the warrants has been determined by reference to the prevailing market price of Satyam's equity shares on the Indian exchanges using the Black Scholes model and the following assumptions: volatility of 90.0% and a risk free interest rate of 10.672%.

For the year ended March 31, 2001 and for nine months ended December 31, 2001 (unaudited), Satyam Computer Services has amortized the excess of the fair value of the warrants over the consideration of the warrants paid ratably in the method aforementioned. The amortization classified as a deduction of the revenues amounted to US$ 113 for the year ended fiscal 2001, US$ 58 thousand and US$ 165 thousand for nine months ended December 31, 2000 and 2001 (unaudited) respectively.

In the event the price of Satyam Computer Services' equity shares on the Bombay Stock Exchange at the time of the exercise of the warrants is less than Rs.895 (US$20.0) per equity share, Satyam Computer Services is required to use its best efforts to obtain the requisite shareholder and regulatory approvals to issue new warrants to the holder on substantially the same terms. The exercise price of these new warrants will be based on the fair market value of Satyam Computer Services equity shares at the time of exercise determined in accordance with applicable Indian regulations. The upfront payment made by the holder for the new warrants, plus the aggregate exercise price for the equity shares underlying these warrants, will be calculated in accordance with Indian regulations based on the fair market value of Satyam Computer Services equity shares and will not exceed US$10.0 million.

On September 26, 2000, the joint venture agreement was signed with equity participation in the ratio of 76:24 between Satyam Computer Services and TRW Inc., respectively. After December 31, 2003, TRW has the option to require Satyam Computer Services to purchase its 24.0% interest ("put option"). The buyout price of TRW's interest in the joint venture depends on the aggregate amount of revenue, which TRW will provide to the joint venture from June 1, 2000 to December 31, 2005. TRW has targeted to outsource to the joint venture at least $200 million of revenues from information systems and engineering work over the five years and seven months period. If the amount of revenues outsourced by TRW to the joint venture by December 31, 2003 does not meet specified minimum levels, Satyam Computer Services has the right to buy out TRW's 24.0% interest in the joint venture for no consideration or lowest nominal consideration. Satyam Computer Services views that the fair value of the put option is the amount that Satyam Computer Services would have to pay over and above the fair value of the 24.0% interest in the joint venture owned by TRW. Satyam Computer Services records the put option at fair value at each balance sheet date, with the initial fair value of the put option included as part of the consideration for its 76.0% interest in the joint venture. The difference between the fair values of the put option at each valuation date is charged to selling, general and administration expenses in the statement of operations. Based on the terms of the agreement the value of put option was US$2,572 thousand as at March 31, 2001, US$1,915 and US$6,855 thousand as of December 31, 2000 and 2001 (unaudited) respectively.

Satyam Computer Services Limited
Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

If TRW exercises its option to sell the shares to Satyam Computer Services after December 31, 2003, the purchase price of TRW's 24.0% stake will be determined by the higher of an independent valuation of the 24.0% interest and a formula based on the amount of revenues provided to the joint venture by TRW. In the event that certain minimum cumulative revenues are achieved the price will be equal to the higher of the amount computed above or an amount not to exceed US$40.0 million. Satyam Computer Services may, at its own discretion, use either cash or its equity shares valued at the then prevailing market price as consideration for TRW's stake. The total amount payable to TRW if it divests its stake cannot exceed two percent of Satyam Computer Services total market capitalization on December 31, 2003. If TRW divests its stake, the terms of the joint venture's supply agreement with TRW will continue until December 31, 2007 if TRW is satisfied with the joint venture's performance of the supply agreement and TRW is required to use its best attempts to provide the same levels of business to the joint venture from January 1, 2006 through December 31, 2007 as it had provided to the joint venture during the preceding two years.

If Satyam Computer Services undergo a change in control or bankruptcy, TRW may terminate the joint venture agreement on or before December 31, 2003 and require Satyam Computer Services to purchase its shares in the joint venture and all of Satyam Computer Services securities issued to TRW or its affiliates in connection with the joint venture agreement at a price equal to US$1 million plus the total consideration TRW has invested in the shares of the joint venture (but excluding the initial amount paid for its 24.0% interest) and Satyam Computer Services securities, net of any amount received by TRW for any sale of such shares or securities.

In addition, TRW Inc. will receive an amount in cash or Satyam Computer Services equity shares, at its discretion, equal to 33.0% of the excess of actual revenues received by the joint venture from TRW Inc. over targeted revenues, subject to the ceiling of US$25 million if such targeted revenues are exceeded by 5.0% or more by December 31, 2005. However, such additional amount together with the buyout of TRW Inc.'s 24.0% interest cannot exceed 2.0% of Satyam Computer Services' total market capitalization as of December 31, 2003. No accrual has been made for such contingent payment as it is not yet probable that the actual revenues will exceed the targeted revenues.

TRW Inc. will also receive royalties from revenues related to services provided by the venture to third parties referred to the venture by TRW Inc. Such royalties will be computed at a rate of 5.0% of the first US$25 million of revenues and 8.0% thereafter. However as of balance sheet date no such revenues have been recognized by the joint venture.

6. Sale of shares in Infoway to the Government of Singapore Investment Corporation Pte Ltd. ("GSIC")

In May 2000, Satyam Computer Services entered into an agreement for sale of 347,200 equity shares of Infoway at a price of US$144 per share, representing 1.6% of Infoway's outstanding equity shares to the Government of Singapore Investment Corporation Pte Ltd. ("GSIC") for a consideration of US$50 million (before transaction costs). The transaction was consummated and proceeds were received in June 2000. GSIC has a put option to sell the shares back to Satyam Computer Services if Infoway does not complete an initial public offering on a recognized stock exchange in India by September 2001.

Under the terms of this put option, Satyam Computer Services is required, in the event Infoway fails to fulfill its obligations, to repurchase these equity shares at a price equal to the Indian Rupee equivalent to the average NASDAQ closing price during the three days before the exercise of the put option, discounted by 41.0%. Satyam Computer Services accounts for the put option at fair value. However, since the exercise price of the put option is equal to the estimated fair value of the shares to be reacquired at the date of exercise, Satyam Computer Services believes that the fair value of the put option is de minimus.

In the year ended March 31, 2001, in respect of this transaction Satyam Computer Services has not recognized US$ 35,156 thousand in the statement of operations because of the put option held by GSIC. The US$ 35,156 thousand represents an amount equal to the excess of sale proceeds received from GSIC over the carrying value of investments in Infoway in the books of Satyam Computer Services, net of taxes. It has been classified as liability and presented as "Excess of cash received over the carrying value of investment in Infoway, net of taxes" in the balance sheet.

By September 2001, Infoway could not complete an initial public offering on a recognized stock exchange in India and the put option held by GSIC expired unexercised on October 15, 2001. Satyam Computer Services has recognized gain of US$45,594 thousand on the sale of shares in Infoway to GSIC in the statement of operations for the nine months ended December 31, 2001.

Satyam Computer Services Limited
Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

7.  Premises, Equipment and Depreciation

Premises and equipment at cost less accumulated depreciation consist of:

                                                              (US$ in thousands)
--------------------------------------------------------------------------------
                                    As of March 31          As of December 31
                                  ----------------------------------------------
                                         2001              2000          2001
--------------------------------------------------------------------------------
                                                       (Unaudited)   (Unaudited)
Freehold land                             $  7,323       $  7,727      $  7,266
Leasehold land                                  74             74           269
Premises                                    18,989         17,242        18,432
Computers                                   50,465         49,108        63,429
System software                             11,255          9,623        14,890
Office equipment                            59,652         55,881        73,372
Furniture and fixtures                      25,133         23,424        24,561
Vehicles                                     2,677          2,447         2,986
Leasehold improvements                       2,056            139         2,349
Assets under construction                   24,449         15,254        13,941
--------------------------------------------------------------------------------
Total                                      202,073        180,919       221,495
Less: Accumulated depreciation             (68,842)       (61,705)      (94,732)
--------------------------------------------------------------------------------
Premises and equipment, net               $133,231       $119,214      $126,763
================================================================================

Satyam has established the estimated useful lives of assets for depreciation purposes as follows:

                   Premises                         28 years
                   Computers                         2 years
                   System Software                   3 years
                   Office equipment                  5 years
                   Furniture and fixtures            5 years
                   Vehicles                          5 years

Depreciation expense amounted to US$29,637 thousand for the year ended March 31, 2001, US$21,347 thousand and US$29,269 thousand for nine months ended December 31, 2000 and 2001 (unaudited) respectively.

Satyam capitalizes interest as part of the cost of premises and equipment based on the avoidable cost concept. Interest expenses capitalized amounted to US$202 thousand for the year ended March 31, 2001, US$196 thousand and US$81 thousand for nine months ended December 31, 2000 and 2001 (unaudited) respectively.

Satyam Computer Services Limited
Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

8. Goodwill and Other Intangible Assets

Goodwill and other intangible assets consist of:


                                                                                              (US$ in thousands)
----------------------------------------------------------------------------------------------------------------
                                                                       As of March 31       As of December 31
                                                                       -----------------------------------------
                                                                            2001            2000         2001
----------------------------------------------------------------------------------------------------------------
                                                                                         (Unaudited)  (Unaudited)
Goodwill
  Acquisition of minority interest                                            $ 21,957     $ 22,004     $ 21,311
  Acquisition of IndiaWorld                                                    106,833      107,061            -
  Acquisition of IndiaPlaza                                                      9,490        9,923            -
  Others                                                                            59          270          380
Employee contracts                                                                   -            -          777
License fees                                                                       852          753        3,969
----------------------------------------------------------------------------------------------------------------
Total                                                                          139,191      140,011       26,437
Less: Accumulated amortization                                                 (29,196)     (21,828)     (10,191)
----------------------------------------------------------------------------------------------------------------
Goodwill and other intangible assets, net                                     $109,995     $118,183     $ 16,246
================================================================================================================

Goodwill represents the excess of amount paid towards purchase price and non-refundable deposit over the fair value of assets acquired, and is primarily related to the IndiaWorld and IndiaPlaza acquisitions by Infoway and the acquisition of the minority interest in Satyam Enterprise Solutions Limited by Satyam Computer Services.

Satyam evaluates the recoverability of its intangible assets including goodwill as current events or circumstances warrant to determine whether adjustments are needed to their carrying values. In accordance with its accounting policy Satyam assessed the recoverability of goodwill arising out of the India World and India Plaza acquisitions at the enterprise level of Infoway since the operations of these entities have been completely integrated into the operations of Infoway. As of September 30, 2001 (unaudited) in accordance with its accounting policy, based on the market capitalization of Infoway and future expectations, management believes that the carrying value of goodwill is fully impaired. Hence, the entire carrying value of goodwill as at September 30, 2001 (unaudited), pertaining to India World of US$ 72,298 thousand and India Plaza of US$ 7,866 thousand has been charged to the statement of operations for the nine months ended December 31, 2001 (unaudited).

Amortization and impairment of goodwill and other intangibles assets amounted to US$24,856 thousand for the year ended March 31, 2001, US$17,382 thousand and US$97,168 thousand for nine months ended December 31, 2000 and 2001 (unaudited) respectively.

9.    Investments

Investments of Satyam consist of available-for-sale securities ("AFS") and other non-marketable securities.

                                                                                           (US$ in thousands)
-------------------------------------------------------------------------------------------------------------
                                                                    As of March 31       As of December 31
                                                                    -----------------------------------------
                                                                         2001           2000         2001
-------------------------------------------------------------------------------------------------------------
                                                                                     (Unaudited)  (Unaudited)
Available-for-sale securities
Cost                                                                        $  274       $  171       $  174
Gross unrealized holding gains                                                   5          185           58
Gross unrealized holding losses                                                (69)         (21)         (33)
-------------------------------------------------------------------------------------------------------------
AFS - Fair Value                                                            $  210       $  335       $  199
Other investments, at cost                                                  $2,498       $2,503       $3,278
=============================================================================================================
Investments - Non current                                                   $2,708       $2,838       $3,477
=============================================================================================================

Satyam Computer Services Limited
Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Aggregate proceeds from the sale of available-for-sale securities amounted to US$ 3 thousand for the year ended March 31, 2001, US$ Nil and US$ Nil for nine months ended December 31, 2000 and 2001 (unaudited) respectively. On these sales, gross realized gain computed on a FIFO basis amounted to US$1 thousand for the year ended March 31, 2001, US$ Nil and US$ Nil for nine months ended December 31, 2000 and 2001 (unaudited) respectively. These gains and losses have been included in other income in the statement of operations.

10.  Investment in associated companies

Satyam Computer Services holds 50.0% stake in three joint venture companies, Satyam GE Software Services Private Limited, Satyam Venture Engineering Services Private Limited and CA Satyam ASP Private Ltd.

During the year ended March 31, 2001, Infoway invested/acquired 29.0% interest in Placements.com, 40.0% interest in Refco-SIFY Securities India Pte Ltd., and 25.0% interest in CricInfo Ltd. Investments in these companies have been accounted for under the equity method.

On December 29, 2000 Satyam Computer Services entered into an agreement with Computer Associates International, Inc. ("CA") to form an equally held joint venture company CA Satyam ASP (Pvt.) Ltd. ("CA Satyam"). The joint venture was formed in January 2001 at Mumbai, India. As per the agreement both Satyam Computer Services and CA are to invest US$ 1,500 thousand each in the joint venture. During the quarter ended December 31, 2001 Satyam Computer Services invested US$ 500 thousand in Satyam CA.

Satyam evaluates the recoverability of goodwill relating to the investment in associated companies as current events or circumstances warrant to determine whether adjustments are needed to their carrying values. As of September 30, 2001 (unaudited) in accordance with its accounting policy, Satyam assessed the carrying value of its investment in CricInfo for impairment. Based on the original valuation methodology and expectations with respect to this acquisition at the time of acquisition coupled with adverse market conditions, management believes that the carrying value of goodwill, which forms part of the investment in CricInfo is impaired. Hence, out of the carrying value of goodwill (excess of cost of CricInfo stock over Infoway's share of their net assets) as of September 30, 2001, US$ 24,059 thousand, US$ 21,421 thousand has been charged to the statement of operations for the nine months ended December 31, 2001 (unaudited).

The carrying values of investments in various associated companies of Satyam are as follows:

                                                                                            (US$ in thousands)
--------------------------------------------------------------------------------------------------------------
                                                                              As of        As of December 31
                                                                             March 31
                                                                           -----------------------------------
                                                                               2001        2000         2001
--------------------------------------------------------------------------------------------------------------
                                                                                       (Unaudited)  (Unaudited)
Satyam GE                                                                     $ 1,699     $ 1,086       $2,483
Satyam Venture                                                                    140         235        1,012
CA Satyam                                                                           -           -          474
CricInfo                                                                       29,759      32,087        2,689
Placements.com                                                                    196         321           50
Refco-Sify                                                                      2,195       1,324        1,802
--------------------------------------------------------------------------------------------------------------
Total                                                                         $33,989     $35,053       $8,510
==============================================================================================================

11.  Advances to associated companies

Infoway's subscription to unsecured convertible debt of CricInfo

In October 2001 Infoway entered into an agreement with CricInfo an associated company, to subscribe for unsecured convertible loan notes ("Loan notes") issued by CricInfo in an aggregate amount of upto GBP 1,000 thousand to meet CricInfo's short to medium term working capital requirements over the next year. These loan notes are redeemable on October 5, 2004. The subscription would be in tranches of such amounts and on such dates as would be agreed in writing from time to time by Infoway and CricInfo. The terms of the loan note instrument provide for payment of interest on the principal amount at the rate of 8% per annum. In addition Infoway shall be entitled, at any time on giving 5 days notice to CricInfo to convert some or all of the principal amount outstanding into such number of new shares calculated based on a predetermined conversion formula. Infoway will not be obligated to subscribe for loan notes if it is not satisfied that CricInfo has met certain agreed performance measures. As at December 31, 2001 Infoway advanced loan notes aggregating to US$ 1,105 thousand.

Satyam Computer Services Limited
Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

12. Borrowings

Short-term debts

Short term debts comprise of:

                                                                                                 (US$ in thousands)
-------------------------------------------------------------------------------------------------------------------
                                                                               As of           As of December 31
                                                                              March 31
                                                                           ----------------------------------------
                                                                               2001           2000           2001
-------------------------------------------------------------------------------------------------------------------
                                                                                           (Unaudited)  (Unaudited)
Cash credit facilities                                                            $5,224        $8,482            -
Short-term debt                                                                    2,134             -       $1,089
-------------------------------------------------------------------------------------------------------------------
Short-term debts                                                                  $7,358        $8,482       $1,089
===================================================================================================================

Short-term debt as of March 31, 2001 is secured by a first charge on the premises and equipment of Satyam Computer Services. The weighted-average interest rate on these borrowings was 12.35% for the year ended March 31, 2001 and 9.5% for the nine months ended December 31, 2001 (unaudited).

Long-term debts

Long-term debts outstanding comprise of:

                                                                                                                (US$ in thousands)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                            As of           As of December 31
                                                                                           March 31
                                                                                          ----------------------------------------
                                                                                             2001            2000         2001
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                         (Unaudited)   (Unaudited)
Secured debts, representing obligation principally to banks and financial institutions
-  Foreign currency term loans (dollar denominated), maturing serially through fiscal          $  3,730     $  4,723             -
   2004 with floating rate - LIBOR+ (175 to 350bps)
-  Rupee term loans, maturing serially through fiscal 2005 with floating rate -MLR +             14,728       15,822             -
   (150 to 200 bps)
-  Rupee term loans, maturing serially through fiscal 2004 with fixed rate - 12.5% to             9,605        9,626             -
   18.5%
-  Rupee loans of Satyam Associate Trust, maturing serially through fiscal 2004 with             13,196       12,926       $ 4,592
   floating rate - 13.0% to 14.25%
Others                                                                                            1,583        1,560         1,510

Total Debt                                                                                       42,842       44,657         6,102

Less: Current portion of long-term debts                                                        (33,217)     (16,618)       (2,804)
-----------------------------------------------------------------------------------------------------------------------------------
 Long-term debts, net of current portion                                                       $  9,625     $ 28,039       $ 3,298
===================================================================================================================================

MLR = Minimum lending rate prevailing in India (as of March 31, 2001 - 12.50%, as of December 31, 2000 - 12.50% and as of December 31, 2001 - 12.50%)

 bps = Basis Points

Term loans are secured by a pari-passu charge on premises and equipment and other loans classified as secured debts are secured by a pari-passu charge on current assets. These are also generally guaranteed personally by Satyam Computer Services chairman and managing director.

Aggregate maturities of long-term debts for the four years subsequent to December 31, 2001 (unaudited), are US$704 thousand in fiscal 2002, US$2,844 thousand in fiscal 2003, US$2,450 thousand in fiscal 2004, US$84 thousand in fiscal 2005, US$20 thousand in fiscal 2006 and thereafter.

Satyam Computer Services Limited
Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Unused lines of  credit

Unused lines of credit comprise of:

                                                              (US$ in thousands)
--------------------------------------------------------------------------------
                                           As of            As of December 31
                                       March 31, 2001
                                                           2000          2001
                                                       (Unaudited)   (Unaudited)
--------------------------------------------------------------------------------
  Cash credit and short term debts          $12,920        $11,839       $ 7,251
  Long term debts                           $ 1,067        $ 1,070             -
  Non-fund facilities                       $ 6,201        $ 5,967         5,243
--------------------------------------------------------------------------------
Total Unused lines of credits               $20,188        $18,876       $12,494
================================================================================

13.  Fair Value of Financial Instruments

The carrying amounts reported in the balance sheets for cash and cash equivalents, trade and other receivables, amounts due to or from related parties, accounts payable and other liabilities approximate their respective fair values due to their short maturity. The approximate fair value of long-term debts, as determined by using current interest rates was US$ 42,779 thousand as of March 31, 2001, US$ 44,677 thousand and US$ 6,119 thousand as of December 31, 2000 and 2001 (unaudited) respectively as compared to the carrying amounts of US$ 42,842 thousand as of March 31, 2001, US$ 44,657 thousand and US$ 6,102 thousand as of December 31, 2000 and 2001 (unaudited) respectively.

Satyam Computer Services Limited
Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

14.  Employee Benefits

The Gratuity Plan

The following table sets forth the funded status of the Gratuity Plan of Satyam, and the amounts recognized in Satyam's balance sheet.

                                                                                   (US$ in thousands)
                                                                 Year ended       Nine months ended
                                                                  March 31           December 31
                                                                 ------------------------------------
                                                                    2001         2000         2001
-----------------------------------------------------------------------------------------------------
                                                                            (unaudited)  (unaudited)
Change in projected benefit obligation
Projected benefit obligation at beginning of the year / period     $   572      $   572     $  1,179
Service cost                                                           323          173          439
Interest cost                                                           60           31           95
Actuarial loss (gain)                                                  279          (15)         204
Benefits paid                                                           (5)           -           (2)
Effect of exchange rate changes                                        (50)         (27)         (50)
Projected benefit obligation at end of the year / period             1,179          734        1,865
-----------------------------------------------------------------------------------------------------

Change in plan assets
Fair value of plan assets at beginning of the year / period             25           25           39
Actual return on plan assets                                             3            -            3
Employer contribution                                                   18           15           12
Benefits paid from plan assets                                          (7)         (15)         (12)
-----------------------------------------------------------------------------------------------------
Fair value of plan assets at end of the year / period                   39           25           42

Funded status of the plans                                          (1,140)        (709)      (1,823)
Unrecognized transition obligation (asset)                              35           (5)          25
Unrecognized prior service cost (benefit)                                -            -            -
Unrecognized net actuarial loss (gain)                                 251          (12)         445
-----------------------------------------------------------------------------------------------------
Prepaid (accrued) benefit cost                                     $  (854)     $  (726)    $ (1,353)
=====================================================================================================

The components of net gratuity costs are reflected below:
Service cost                                                       $   323      $   173     $    439
Interest cost                                                           60           32           95
Expected returns on plan assets                                         (3)           -           (4)
Amortization                                                            12            9            8
-----------------------------------------------------------------------------------------------------
Net gratuity costs                                                 $   392      $   214     $    538
=====================================================================================================
Principal actuarial assumptions:
Discount rate                                                         11.0%        11.0%        11.0%
Long-term rate of compensation increase                               10.0%        10.0%        10.0%
Long-term rate of return on plan assets                               11.0%        11.0%        11.0%

Provident Fund

Satyam contributed US$ 1,399 thousand for the year ended March 31, 2001, US$ 1,020 thousand and US$1,083 thousand during nine months ended December 31, 2000 and 2001(unaudited) respectively towards the Provident Fund.

Satyam Computer Services Limited
Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Superannuation Plan

Satyam Computer Services contributed US$ 26 thousand for the year ended March 31, 2001. No contribution was made towards the Superannuation Plan maintained by LIC during nine months ended December 31, 2000 and 2001 (unaudited) respectively.

401(K) Plan

Satyam's matching contribution under 401(K) Plan amounted to US$ 376 thousand for the year ended March 31, 2001, US$ 169 thousand and US$238 thousand for nine months ended December 31, 2000 and 2001 (unaudited) respectively.

15.  Income Taxes

The provision for income taxes consists of:

                                                                                                   (US$ in thousands)
---------------------------------------------------------------------------------------------------------------------
                                                                                Year ended       Nine months ended
                                                                                 March 31           December 31
                                                                                -------------------------------------
                                                                                   2001          2000         2001
---------------------------------------------------------------------------------------------------------------------
                                                                                             (Unaudited)  (Unaudited)
Foreign taxes
Current                                                                           $  3,437     $  1,583      $ 3,445
Deferred                                                                               530          170         (587)
Domestic taxes
Current                                                                             10,984       10,651        1,134
Deferred                                                                           (10,814)     (10,528)      10,724
---------------------------------------------------------------------------------------------------------------------
Aggregate taxes                                                                   $  4,137     $  1,876     $ 14,716
=====================================================================================================================

A reconciliation between the provision for income taxes to the amount computed by applying the statutory income tax rate to income before provision for income taxes is summarized below:

                                                                                                   (US$ in thousands)
                                                                                Year ended        Nine months Ended
                                                                                 March 31            December 31
                                                                                -------------------------------------
                                                                                    2001         2000         2001
---------------------------------------------------------------------------------------------------------------------
                                                                                             (Unaudited)  (Unaudited)
Net income (loss) before taxes...............................................     $(44,080)    $(40,721)    $(13,947)
Enacted tax rates in India...................................................        39.55%       39.55%       35.70%
---------------------------------------------------------------------------------------------------------------------
Computed tax expense / (benefit).............................................     $(17,434)    $(16,105)    $ (4,979)
Tax effect due to non-taxable export income..................................      (28,040)     (20,098)     (28,882)
Difference arising from different tax rate in  other tax jurisdiction........        1,241          766          970
Difference arising from different tax rate on gain on sale of investments....            -            -       (5,839)
Stock compensation (non-deductible)..........................................       18,235       16,013        3,215
Goodwill (non-deductible)....................................................        9,759        6,823       34,556
Permanent Differences........................................................        2,574        1,653        2,629
Changes in valuation allowance, including losses of subsidiaries.............       15,963        5,063        9,770
Effect of tax rate change....................................................            7           (4)       1,420
Others.......................................................................        1,584        7,517        1,856
---------------------------------------------------------------------------------------------------------------------
Income taxes.................................................................        3,889        1,628       14,716
Tax for earlier years / periods excess tax provided..........................          248          248            -
=====================================================================================================================
Income taxes recognized in statement of operations...........................     $  4,137     $  1,876     $ 14,716
=====================================================================================================================

Satyam Computer Servives Limited
Notes to Consolidated Financial Statments

--------------------------------------------------------------------------------

The current provision for income taxes, net of payments, was US$ 6,707 thousand as of March 31,2001, US$ 3,186 thousand and US$ 6,430 thousand as of December 31, 2000 and 2001 (unaudited) respectively. The provision for foreign taxes is due to income taxes payable in overseas tax jurisdictions by its offsite and onsite centers, principally in the United States. Satyam Computer Services benefits from certain significant tax incentives provided to software entities under Indian tax laws. These incentives presently include: (i) an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operations of software development facilities designated as "Software Technology Parks"; and (ii) a tax deduction for profits from exporting computer software. The benefits of these tax incentives have historically resulted in an effective tax rate for Satyam Computer Services well below statutory rates. Further, most of Satyam Computer Services' operations are from "Software Technology Parks" ("STP units") which are entitled to a tax holiday of ten years from the date of commencement of operations. STP units registered after March 31, 2001 are not entitled to the above exemption. In Satyam Computer Services various registered STP units these exemptions expire starting from fiscal 2006 through fiscal 2010. However, Satyam earns certain other income and domestic income, which are taxable irrespective of tax holiday as stated above. Satyam's subsidiaries are subject to income taxes of the countries in which they operate.

Significant components of activities that gave rise to deferred tax assets and liabilities included on the balance sheet are as follows:

                                                                                                                (US$ in thousands)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  As of
                                                                                                 March 31     As of December 31
                                                                                            --------------------------------------
                                                                                                   2001         2000         2001
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                          (unaudited)  (unaudited)
Deferred tax assets:
Operating loss carryforwards                                                                   $ 22,620     $ 16,117     $ 33,658
Provision for accounts receivable and advances                                                      902          585        1,346
Premises and equipment                                                                               18           12           18
Gain on sale of shares of Infoway to GSIC                                                        10,438       10,175            -
Others                                                                                            3,553          342        3,704
----------------------------------------------------------------------------------------------------------------------------------
Gross deferred tax assets                                                                        37,531       27,231       38,726
Less: Valuation allowance                                                                       (24,756)     (16,131)     (35,730)
----------------------------------------------------------------------------------------------------------------------------------
Total deferred tax assets                                                                        12,775       11,100        2,996

Deferred tax liabilities:
Premises and equipment                                                                            2,379          739        2,739
Investments in associated companies and gain on dilution of  interest in a subsidiary            34,316       34,291       33,648
Others                                                                                               82           42           79
----------------------------------------------------------------------------------------------------------------------------------
Total deferred tax liabilities                                                                   36,777       35,072       36,466
----------------------------------------------------------------------------------------------------------------------------------
Net deferred income taxes assets / (liabilities)                                               $(24,002)    $(23,972)    $(33,470)
==================================================================================================================================

No deferred income taxes have been provided on undistributed earnings of foreign subsidiaries due to the losses incurred by them since their inception. These losses aggregated to approximately US$ 30,064 thousand as of March 31, 2001, US$25,090 thousand, and US$7,350 thousand as of December 31, 2000 and 2001 (unaudited) respectively.

No deferred taxation provision has been recognized for the taxes arising on income of Satyam Computer Services due to the tax benefit available to it in the form of a deduction from taxable income for 10 years, except to the extent of timing differences which reverse after the tax holiday period or unless they reverse under foreign taxes.

Operating loss carryforwards for tax purposes of Satyam Computer Services and its consolidated subsidiaries amount to approximately US$22,620 thousand as of March 31, 2001, US$16,117 thousand and US$33,658 thousand as of December 31, 2000 and 2001 (unaudited) respectively and are available as an offset against future taxable income of such entities. These carryforwards expire at various dates primarily over 8 to 20 years. Realization is dependent on such subsidiaries generating sufficient taxable income prior to expiration of the loss carryforwards. A valuation allowance is established attributable to deferred tax assets and loss carryforwards in subsidiaries where, based on available evidence, it is more likely than not that they will not be realized.

Satyam Computer Servives Limited
Notes to Consolidated Financial Statments

--------------------------------------------------------------------------------

Net deferred tax assets (liabilities) included in the consolidated balance sheets are as follows:

                                                                                                 (US$ in thousands)
-------------------------------------------------------------------------------------------------------------------
                                                                                  As of         As of December 31
                                                                                 March 31
                                                                            ---------------------------------------
                                                                                   2001         2000         2001
-------------------------------------------------------------------------------------------------------------------
                                                                                           (unaudited)  (unaudited)
Current assets - deferred taxes on income                                        $    966     $    911     $  2,996
Non-current assets - other assets*                                                  1,371           14            -
Current liabilities - accrued expenses and other liabilities*                           -          (42)           -
Long-term liabilities - Deferred taxes on income                                  (36,777)     (35,030)     (36,466)
Deferred taxes on gain of sale of shares in Infoway to GSIC - Excess of cash
received over carrying value of investment in Infoway, net of taxes                10,438       10,175            -
-------------------------------------------------------------------------------------------------------------------
Net deferred tax assets (liabilities)                                            $(24,002)    $(23,972)    $(33,470)
===================================================================================================================

* - Included in "other assets" and "accrued expenses and other liabilities" respectively.

16.  Earnings Per Share

Basic earnings per share is computed on the basis of the weighted average number of shares outstanding (weighted average number of shares issued less unallocated, unvested or unexercised shares held by the Satyam Associate Trust). Allocated but unvested or unexercised shares not included in the calculation of weighted-average shares outstanding for basic earnings per share were 9,454,140 as at March 31, 2001, 9,112,450 and 2,323,860 as at December 31, 2000 and 2001
(unaudited) respectively. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding plus the effect of outstanding stock options using the "treasury stock" method. For the year ended March 31, 2001 and for nine months ended December 31, 2000 (unaudited) outstanding stock options are excluded due to their antidilutive effect as a result of Satyam's loss from operations during these periods

In addition to the above, the unallocated shares held by Satyam Associate Trust, which are by definition unvested, have been excluded from all earnings per share calculations. Such shares amounted to 10,188,321 as of March 31, 2001, 2,072,120 shares and 1,519,610 as of December 31, 2000 and 2001 (unaudited) respectively.

The components of basic and diluted earnings per share were as follows:

                                                                               (US$ in thousands except share data)
-------------------------------------------------------------------------------------------------------------------
                                                                                 Year ended     Nine months ended
                                                                                  March 31         December 31
                                                                            ---------------------------------------
                                                                                   2001         2000         2001
-------------------------------------------------------------------------------------------------------------------
                                                                                           (unaudited)  (unaudited)
Net income                                                                       $(27,912)    $(29,379)    $ 14,713

Average outstanding shares (in thousands)*                                        269,943      269,921      304,054
Dilutive effect of:
 Associate Stock Options                                                                -            -        1,032
Share and share equivalents (in thousands)*                                       269,943      269,921      305,086

Earnings (loss) per share
Basic                                                                            $  (0.10)    $  (0.11)    $   0.05
Diluted                                                                             (0.10)       (0.11)    $   0.05
-------------------------------------------------------------------------------------------------------------------

*  - on an adjusted basis

Satyam Computer Servives Limited
Notes to Consolidated Financial Statments

--------------------------------------------------------------------------------

17.  Stock-based Compensation Plans

Stock-based compensation plan of Satyam Computer Services

History of the plan

In May 1998, Satyam Computer Services established its Associate Stock Option Plan (the "ASOP"). Satyam Computer Services subsequently established an associate welfare trust called the Satyam Associate Trust (the "SC-Trust"), to administer the ASOP and issued warrants to purchase 13,000,000 shares of Satyam Computer Services. In turn, the SC-Trust periodically grants eligible associates warrants to purchase equity shares held by or reserved for the issuance to the SC-Trust. The warrants may vest immediately or may vest over a period ranging from two to three years, depending on the associate's length of service and performance. Upon vesting, associates have 30 days in which to exercise warrants.

All the SC-Trust's trustees are nominated by Satyam Computer Services. The SC-Trust issues warrants solely at the discretion of Satyam Computer Services and cannot earn any other income. The shares purchased by the SC-Trust, as described below, have been pledged against all SC-Trust liabilities. Hence, the SC-Trust has been consolidated in the financial statements.

At the Annual General Meeting in May 1999, shareholders approved a two-for-one stock split in the form of a dividend, available to all shareholders of record as of August 31, 1999 (refer note 21 "Stock Split in the form of stock dividend"). All holders of SC-Trust warrants were given the choice of converting their underlying Satyam Computer Services warrants to Satyam Computer Services shares ahead of their scheduled vesting dates. Upon payment of the balance of the exercise price, the underlying Satyam Computer Services warrants would be converted into shares and remain in the custody of the SC-Trust until the original vesting period expired. The `bonus' share, at the effective date of the stock split, immediately vested to the associates who availed themselves of this plan. Warrants for 62,500 shares were converted into Satyam Computer Services shares in this manner, and Satyam Computer Services recognized US$137 thousand in compensation expense associated with this transaction.

In order to ensure all its associates received the benefits of the Satyam Computer Services stock split in December 1999, the SC-Trust exercised all its warrants to purchase Satyam Computer Services shares prior to the split using the proceeds obtained from bank loans amounting to US$13,226 thousand. Prior to August 31, 1999, the exercise price of the remaining SC-Trust warrants was Rupees ("Rs.") 450 per warrant. Subsequent to August 31, 1999, each warrant entitles the holder to purchase ten shares (adjusted for stock splits) of Satyam Computer Services at a price of Rs.450 per warrant plus an interest component, associated with the loan which the SC-Trust assumed, for conversion of the warrants it held. The interest component is computed based on fixed vesting period and a fixed interest rate. This stock bonus has been treated as an equity restructuring pursuant to EITF 90-9. Correspondingly no additional compensation cost has been recognized as a result of the conversion of warrants held by the SC-Trust.

In April 2000, Satyam Computer Services established its Associate Stock Option Plan B (the "ASOP B") and reserved warrants for 13,000,000 equity shares to be issued to eligible associates with the intention to issue the warrants at the market price of the underlying equity shares on the date of the grant. These warrants vest over a period ranging from two to four years, starting with 20.0% in second year, 30.0% in the third year and 50.0% in the fourth year. Upon vesting, associates have 5 years to exercise these warrants. No equity shares have been issued by Satyam Computer Services to the SC-Trust as under the ASOP plan B as was issued under ASOP A.

In May 2000 Satyam Computer Services established its Associate Stock Option Plan
(ADS) (the `ASOP (ADS)') to be administered by the Administrator of the ASOP
(ADS) which is a committee appointed by the Board of Directors of Satyam Computer Services and reserved 2,574,665 ADSs (5,149,330 shares) to be issued to eligible associates with the intention to issue the warrants at a price per option which is not less than 90% of the value of one ADS as reported on NYSE ( fair market value ) on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the day of grant as decided by the Administrator of the ASOP(ADS) . These warrants vest over a period of 1-10 years from the date of the grant. The time available to exercise the warrants upon vesting is as decided by the Administrator of the ASOP(ADS). No equity shares underlying the ADS (options) have been issued by Satyam Computer Services to the SC-Trust similar to ASOP B plan.

Satyam Computer Servives Limited
Notes to Consolidated Financial Statments

--------------------------------------------------------------------------------

Warrant grants

During the year ended March 31, 2001, the Trust issued immediately vesting warrants for 716,020 (net of 4,600 forfeited) shares and warrants for 1,800,350 (net of 1,196,140 forfeited) shares with longer vesting periods to the associates under the ASOP plan. Further, during the same period, under the "ASOP B" plan, Satyam Computer Services issued warrants for 5,759,209 (net of 291,200 warrants forfeited) shares to the associates.

During the nine months ended December 31, 2000 (unaudited), the Trust issued immediately vesting warrants for 711,020 (net of 4,600 forfeited) shares and warrants for 1,449,160 (net of 1,131,840 forfeited) shares with longer vesting period to the associates under the ASOP plan. Further during the same period, under the "ASOP B" plan, Satyam issued warrant for 2,800,650 (net of 169,650 warrants forfeited) shares to the associates.

During the nine months ended December 31, 2001 (unaudited), the Trust issued immediately vesting warrants for 111,450 (net of 60,000 forfeited) shares and warrants for 84,870 (net of 487,110 forfeited) shares with longer vesting period to the associates under the ASOP plan. As of December 31, 2001 (unaudited), the trust held warrants for 2,323,860 shares allocated to associates and warrants for 1,519,610 shares remained unallocated to associates.

Further, Satyam Computer Services issued a) warrants for 4,046,070 (net of 521,386 forfeited) shares to associates under ASOP B and b) warrants for 1,169,425 ADSs representing 2,338,850equity shares to associates under ASOP ADS.

Satyam Computer Services recognized deferred stock compensation of US$38,034 thousand for the year ended March 31, 2001, US$42,661 thousand and US$1,169 thousand for nine months ended December 31, 2000 and 2001 (unaudited) respectively. Satyam Computer Services amortized and charged to income US$ 44,219 thousand for the year ended March 31, 2001, US$ 38,936 thousand and US$8,478 thousand for nine months ended December 31, 2000 and 2001 (unaudited) respectively.

Pursuant to APB 25, deferred stock compensation has been computed as of grant date based on the difference between the exercise price of the warrants and the fair value of underlying shares of Satyam Computer Services. Deferred stock compensation is amortized on a straight-line basis over the vesting period of the related warrants. The weighted-average grant-date fair value of options granted during the year 2001 was US$9.49 and US$11.45 and US$4.20 during nine months ended December 31, 2000 and 2001 (unaudited) respectively.

Changes in number of shares representing stock options outstanding were as follows:

----------------------------------------------------------------------------------------------------------------
                                         Year ended March 31             Nine months ended December 31
                                      --------------------------------------------------------------------------
                                                2001               2000 (unaudited)         2001 (unaudited)
----------------------------------------------------------------------------------------------------------------
                                                     Weighted                  Weighted                Weighted
                                                     Average                   Average                 Average
                                        Number of    Exercise    Number of     Exercise    Number of   Exercise
             ASOP-A Plan                 shares        Price      shares         Price      shares       Price
----------------------------------------------------------------------------------------------------------------
Balance at the beginning of period      7,536,100       $1.26    7,536,100        $1.26     9,454,140     $1.24
Granted                                 3,717,110        1.27    3,296,620         1.26       743,430      1.30
Exercised                                (598,330)       1.05     (583,830)        1.06    (7,326,600)     1.18
Cancelled                                (521,500)       1.08     (507,000)        1.07       (50,200)     1.40
Lapsed                                   (679,240)       1.59     (629,440)        1.58      (496,910)     1.29
----------------------------------------------------------------------------------------------------------------
Balance at the end of the period        9,454,140       $1.24    9,112,450        $2.40     2,323,860     $1.11
================================================================================================================

Satyam Computer Services Limited
Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
                                         Year ended March 31              Nine months ended December 31
                                      --------------------------------------------------------------------------
                                                2001               2000 (unaudited)         2001 (unaudited)
----------------------------------------------------------------------------------------------------------------
                                                     Weighted                  Weighted                Weighted
                                                     Average                   Average                 Average
                                        Number of    Exercise    Number of     Exercise    Number of   Exercise
               ASOP-B Plan               shares        Price      shares         Price      shares       Price
----------------------------------------------------------------------------------------------------------------
Balance at the beginning of period               -         -             -            -    5,759,209      $7.17
Granted                                  6,050,409    $ 7.32     2,970,300        $8.98    4,567,456      $4.34
Exercised                                        -         -             -            -
Cancelled                                 (291,200)   $10.38      (169,650)        0.55     (521,386)     $8.00
Lapsed                                           -         -             -            -
----------------------------------------------------------------------------------------------------------------
Balance at the end of the period         5,759,209    $ 7.17     2,800,650        $9.50    9,805,279      $5.68
================================================================================================================

----------------------------------------------------------------------------------------------------------------
                                         Year ended March 31              Nine months ended December 31
                                      --------------------------------------------------------------------------
                                                2001               2000 (unaudited)         2001 (unaudited)
----------------------------------------------------------------------------------------------------------------
                                                     Weighted                  Weighted                Weighted
                                                     Average                   Average                 Average
                                        Number of    Exercise    Number of     Exercise    Number of   Exercise
             ASOP-ADS Plan               shares        Price      shares         Price      shares       Price
----------------------------------------------------------------------------------------------------------------
Balance at the beginning of period              -           -            -            -            -          -
Granted                                         -           -            -            -    2,338,850      $4.97
Exercised                                       -           -            -            -            -          -
Cancelled                                       -           -            -            -            -          -
Lapsed                                          -           -            -            -            -          -
----------------------------------------------------------------------------------------------------------------
Balance at the end of the period                -           -                              2,338,850      $4.97
================================================================================================================

Information about number of shares representing stock options outstanding:

--------------------------------------------------------------------------------------------------------------------------
                                                          Outstanding                               Exercisable
                                        ----------------------------------------------------------------------------------
                                          Weighted         Weighted                           Weighted
                                           Average          Average           Number of        Average         Number of
                  Range of Exercise     Exercise Price     remaining       shares arising   Exercise Price  shares arising
   Period         Price (per share)      (per share)    contractual Life   out of options    (per share)    out of options
--------------------------------------------------------------------------------------------------------------------------
Fiscal         Rs.45.0-       US$0.9       Rs.134.54        1.88 years        15,213,349   Rs.49.69            720,620
2001           Rs.655.6       US$13.6      US$2.8                                          US$1.0
--------------------------------------------------------------------------------------------------------------------------
December 31,   Rs.45.0-       US$0.9       Rs.112.07        1.63 years        11,913,100   Rs.49.64            715,620
2000           Rs.655.6       US$13.6      US$2.3                                          US$1.0
(unaudited)
--------------------------------------------------------------------------------------------------------------------------
December 31,   Rs.45.0        US$0.9       Rs.233.29        4.76 years        14,467,989   Rs.58.80            171,450
2001           Rs.655.61      US$13.6      US$4.8                                          US$1.2
(unaudited)
--------------------------------------------------------------------------------------------------------------------------

The US$ numbers in the above tables have been translated using the closing exchange rate as of December 31, 2001 1$= Rs.48.27

Satyam Computer Services Limited
Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Stock-based compensation plan of Infoway

In fiscal 1999, Infoway established its Associate Stock Option Plan (the "IASOP") which provides for the issuance of 825,000 warrants to eligible associates. Infoway issued 825,000 warrants of Re. 1 each to an associate welfare trust (the "SI-Trust"). The SI-Trust holds the warrants and transfers them to eligible associates over a period of three years. The exercise period for these warrants is 30 days from the vesting period. The warrants are to be transferred to associates at Re. 1 each and each warrant entitles the holder to purchase one share of Infoway at an exercise price as decided and determined by the Compensation Committee. The warrants and the shares received upon the exercise of warrants are subject to progressive vesting over a three-year period from the date of issue of warrants to associates. Deferred compensation is recorded in the event that the exercise price of the warrant is determined to be less than the fair market value of the underlying shares on the date of grant. Deferred compensation is amortized over the vesting period of the warrants. The warrants allotted and the underlying equity shares are not subject to any repurchase obligations by the company.

During the year ended March 31, 2001 Infoway granted 342,800 warrants to eligible associates at 90% of the market price of the shares on NASDAQ as on the grant date. These warrants are convertible into ADS at the time of exercise of the said options by the associates. Infoway recognized deferred stock compensation of US$2,225 thousand for the year and during the year US$1,899 thousand was amortized and charged to income.

During the nine months ended December 31, 2000 (unaudited), Infoway granted 319,340 warrants to eligible associates at 90.0% of the market price of the shares on NASDAQ as on the grant date. Infoway recognized deferred stock compensation of US$2,325 thousand and US$1,564 thousand was amortized and charged to income.

During the nine months ended December 31, 2001 (unaudited), 274,860 warrants were granted by Infoway to eligible associates. Infoway recognized deferred stock compensation of US$595 thousand and US$527 thousand was amortized and charged to income.

The weighted-average grant-date fair value of options granted during the year 2001 was US$69.83 and during nine months ended December 31, 2000 and 2001(unaudited) was US$73.69 and US$34.09 respectively.

Stock options outstanding are as follows:

-----------------------------------------------------------------------------------------------------------------------------
                                         Year ended March 31                        Nine months ended December 31
                                      ---------------------------------------------------------------------------------------
                                                 2001                     2000 (unaudited)             2001 (unaudited)
-----------------------------------------------------------------------------------------------------------------------------
                                       Number of       Weighted       Number of      Weighted       Number of      Weighted
                                        shares         Average         shares        Average         shares        Average
                                                       Exercise                      Exercise                      Exercise
                                                        Price                         Price                         Price
-----------------------------------------------------------------------------------------------------------------------------
 Balance at the beginning of period      312,460          $53.57        312,460         $53.57        565,020         $55.54
 Granted                                 342,800           60.21        319,340          66.32        274,860            3.6
 Exercised                                  (200)           7.47              -              -              -              -
 Cancelled                               (90,040)          51.42        (16,140)         60.44       (126,480)         56.04
 Lapsed                                        -               -              -              -
-----------------------------------------------------------------------------------------------------------------------------
 Balance at the end of the period        565,020          $55.54        615,660         $57.17        713,400         $34.45
=============================================================================================================================

Satyam Computer Services Limited
Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Information about stock options outstanding:

-------------------------------------------------------------------------------------------------------------------------------
                                                             Outstanding                                  Exercisable
   Period        Range of Exercise     ----------------------------------------------------------------------------------------
                 Price (per share)         Weighted            Weighted          Number of         Weighted         Number of
                                            Average             Average           shares            Average          shares
                                        Exercise Price         remaining        arising out     Exercise Price     arising out
                                          (per share)      contractual Life     of options       (per share)       of options
-------------------------------------------------------------------------------------------------------------------------------
 March 2001        Rs.70   $  1.45              $  1.45         0.96yrs               5,000         $  1.45              2,500
                     250      5.18                 5.18         1.49yrs              19,500            5.18              3,250
                     350      7.25                 7.25         1.49yrs              93,000            7.25             15,500
                     973     20.16                20.16         2.29yrs             104,620           18.68              7,017
                   1,879     38.93                38.93         1.64yrs               5,100           38.93                850
                   3,809     78.91                78.91         2.18yrs             266,960           69.00              2,150
                   5,892    122.06               122.06         1.82yrs              58,600          122.06              9,767
                   8,603    178.23               178.23         1.99yrs              12,240          178.23              2,040
-------------------------------------------------------------------------------------------------------------------------------

The US$ numbers in the above table have been translated using the closing exchange rate as at December 31, 2001 1$ = Rs.48.27


Information about stock options outstanding:

-------------------------------------------------------------------------------------------------------------------------------
                                                             Outstanding                                  Exercisable
   Period        Range of Exercise     ----------------------------------------------------------------------------------------
                 Price (per share)         Weighted            Weighted          Number of         Weighted         Number of
                                            Average             Average           shares            Average          shares
                                        Exercise Price         remaining        arising out     Exercise Price     arising out
                                          (per share)      contractual Life     of options       (per share)       of options
-------------------------------------------------------------------------------------------------------------------------------
 December 2001     Rs.70   $  1.45              $  1.46         0.21yrs               5,000         $  1.45              2,500
                     233      4.83                 4.83         2.88yrs             268,920            3.56                  -
                     250      5.18                 5.13         0.74yrs              17,700            5.18              8,850
                     350      7.25                 7.25         0.74yrs              70,500            7.25             35,250
                     973     20.16                20.16         1.48yrs              82,540           18.68             23,170
                   1,879     38.93                38.93         0.88yrs               5,100           38.93              2,550
                   3,809     78.91                78.91         1.43yrs             213,260           69.00             47,703
                   5,892    122.06               122.06         1.07yrs              43,180          122.06              7,197
                   8,603    178.23               178.23         1.24yrs               7,200          178.23              1,200
-------------------------------------------------------------------------------------------------------------------------------

The US$ numbers in the above table have been translated using the closing exchange rate as at December 31, 2001 1$ = Rs.48.27

Stock-based compensation plan of VisionCompass Inc.

In October 1999, VisionCompass Inc. (VCI) Board of Directors adopted the 1999 Stock Option Plan (the "VCI-Plan"), which provides for the issuance of Incentive Stock Options (ISO's) and nonqualified options to eligible individuals responsible for the management, growth and financial success of VCI. As of March 31, 2000, there are 25,000,000 shares reserved for issuance under the VCI-Plan. The option price is determined by the Board of Directors at the time the option is granted, and, in the case of ISO's, in no event is less than the fair market value of the VCI's shares at the date of grant, as determined by the Board. The shares acquired through the exercise of options carries certain restrictions, as specified in the VCI-Plan. Options generally vest over a four-year period and expire ten years from the date of grant.

During the year ended March 31, 2001, 652,600 stock options with a weighted average fair value of US$0.10 were granted with an exercise price of US$0.10 per share. No options were exercised and 383,300 options were forfeited during this period. As of March 31, 2001, 130,025 outstanding options are exercisable, and the outstanding options have a weighted average remaining contractual life of
9.27 years.

Satyam Computer Services Limited
Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

During nine months ended December 31, 2000 (unaudited), 517,100 stock options with a weighted average fair value of US$0.10 were granted with an exercise price of US$0.10 per share. No options were exercised and 273,800 options were forfeited during this period. As of December 31, 2000 (unaudited), 100,000 outstanding options were exercisable, and the outstanding options had a weighted average remaining contractual life of 9.38 years.

During nine months ended December 31, 2001 (unaudited), no stock options were granted. No options were exercised and 207,975 options were forfeited during this period. As of December 31, 2001 (unaudited), 83,000 outstanding options are exercisable, and the outstanding options have a weighted average remaining contractual life of 8.78 years.

Additional Disclosure

Satyam follows APB 25, "Accounting for Stock Issued to Employees", to account for stock options. An alternative method of accounting for stock options is SFAS 123, Accounting for Stock-Based Compensation. Under SFAS 123, employee stock options are valued at grant date using the Black-Scholes valuation model, and compensation cost is recognized ratably over the vesting period. FAS 123 requires that an entity recognizes incremental compensation cost associated with an extension of the exercise period, computed as the difference between the fair values of the option before and after such modification. Under APB 25, the company recognizes a new measurement date and new measure cost. Correspondingly, the extension of the exercise periods of stock options held by some associates has had a lesser effect on income under FAS 123 than under APB 25.

Had compensation cost for Satyam's stock options been determined based on the Black-Scholes value at the grant dates for awards, pro forma statement of operations would have been as follows:

                                                                                   (US$ in thousands)
-----------------------------------------------------------------------------------------------------
                                                                Year ended         Nine months ended
                                                                  March 31            December 31
                                                              ---------------------------------------
                                                                       2001         2000         2001
-----------------------------------------------------------------------------------------------------
                                                                              (unaudited)  (unaudited)
Net Income (loss)
         - As reported                                             $(27,912)    $(29,379)     $14,713
         - Pro forma                                                (29,933)     (19,444)       2,869
Earnings (loss) Per Share:
Basic    - As reported                                             $  (0.10)    $  (0.11)     $  0.05
         - Pro forma                                                  (0.11)       (0.07)        0.01
Diluted  - As reported                                                (0.10)       (0.11)        0.05
         - Pro forma                                                  (0.11)       (0.07)        0.01
-----------------------------------------------------------------------------------------------------

Note: The pro forma disclosures shown above are not representative of the effects on net income and earnings per share in future years.

The fair value of Satyam Computer Services' stock options used to compute pro forma net income and earnings per share disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model.

The following assumptions were used:

-----------------------------------------------------------------------------------------------------
                                                                Year ended         Nine months ended
                                                                  March 31            December 31
                                                              ---------------------------------------
                                                                       2001         2000         2001
-----------------------------------------------------------------------------------------------------
                                                                              (unaudited)  (unaudited)
Dividend yield                                                         0.51%        0.65%        0.51%
Expected volatility                                                   73.00%       90.00%       75.34%
Risk-free interest rate                                               10.40%       10.61%        9.83%
Expected term                                                          2.09         1.02          2.5

Satyam Computer Services Limited
Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

18.  Segmental Reporting

Satyam has adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information" which requires disclosure of financial and descriptive information about Satyam's reportable operating segments. The operating segments reported below are the segments of Satyam for which separate financial information is available and for which operating profit/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance. Management evaluates performance based on stand-alone revenues and net income for the companies in Satyam. Satyam's reportable operating segments consist of the following three business groups:

 . IT services, providing a comprehensive range of services, including software development, packaged software integration, system maintenance and engineering design services. Satyam Computer Services provides its customers the ability to meet all of their information technology needs from one service provider. Satyam Computer Services' eBusiness services include designing, developing integrating and maintaining Internet-based applications, such as eCommerce websites, and implementing packaged software applications, such as customer or supply chain management software applications. Satyam Computer Services also assists its customers in making their existing computing systems accessible over the Internet.

 . Internet Services, providing consumer Internet access services, including dial-up Internet access, e-mail and web page hosting services. The companies corporate network and technology services include dial-up and dedicated Internet access, private network services, business-to-business electronic commerce and website development and hosting services. Satyam also operates an on-line portal, Sify.com (formerly satyamonline.com), and 21 related content sites specifically tailored to Indian interests worldwide for news, personal finance, movies, music and automobiles.

 .  Software Products, product development and creation of propriety software.

Satyam Computer Services Limited
Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Satyam's operating segment information for the year ended March 31, 2001 and for nine months ended December 31, 2000 and 2001 (unaudited) were as follows:

Business Segments

                                                                                                          (US$ in thousands)
----------------------------------------------------------------------------------------------------------------------------
                                                IT Services      Internet        Software       Elimination    Consolidated
                                                                 Services        Products                         totals
---------------------------------------------------------------------------------------------------------------------------
For the year ended March 31, 2001
Revenue - External customers                       $271,367      $  36,840              -                          $308,207
Revenue - Inter-segment                               3,547          2,148            213             (5,908)             -
---------------------------------------------------------------------------------------------------------------------------
Total Revenues                                     $274,914      $  38,988       $    213           $ (5,908)      $308,207
===========================================================================================================================

Operating income (loss)                            $ 24,230      $ (56,994)      $(13,878)                 -       $(46,642)
Net income (loss)                                    14,765        (28,804)       (13,873)                 -        (27,912)
Segment assets                                      257,143        246,766          2,243           $(25,053)       481,099
Depreciation and amortization                        24,374         29,695            424                            54,493
Capital expenditures for long-lived assets           42,296         41,934            926                            85,156
---------------------------------------------------------------------------------------------------------------------------
Nine months ended December 31, 2000 (unaudited)
Revenue - External customers                       $184,815      $  26,045              -                  -       $210,860
Revenue - Inter-segment                               3,115            966            142           $ (4,223)             -
---------------------------------------------------------------------------------------------------------------------------
Total Revenues                                     $187,930      $  27,011       $    142           $ (4,223)      $210,860
===========================================================================================================================

Operating income (loss)                            $  5,583      $ (38,864)      $(10,518)                 -       $(43,799)
Net income (loss)                                       320        (19,186)       (10,513)                 -        (29,379)
Segment assets                                      233,106        262,446          2,157            (19,794)       477,915
Depreciation and amortization                        18,455         19,977            297                  -         38,729
Capital expenditures for long-lived assets           18,391         34,437            735                  -         53,563
---------------------------------------------------------------------------------------------------------------------------
Nine months ended December 31, 2001 (unaudited)
Revenue - External customers                        278,132         28,367            353                           306,852
Revenue - Inter-segment                                 416          2,745            213             (3,374)             -
---------------------------------------------------------------------------------------------------------------------------
Total Revenues                                     $278,548      $  31,112       $    566           $ (3,374)      $306,852
===========================================================================================================================

Operating income (loss)                            $ 54,513      $(119,151)      $ (2,621)          $      -       $(67,259)
Net income (loss)                                    92,739        (75,405)        (2,621)                 -         14,713
Segment assets                                      436,163         96,688          1,616            (31,085)       503,382
Depreciation, amortization and impairment of
Goodwill                                             21,003        105,089            345                  -        126,437
Capital expenditures for long-lived assets           18,747          3,751              3                  -         22,501
---------------------------------------------------------------------------------------------------------------------------

The capital expenditures for long-lived assets in the above table represent the additions to premises and equipment (fixed assets) of each segment.

Satyam Computer Services Limited
Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Geographic Information

The revenues that are attributable to countries based on location of customers and long-lived assets are as follows:

                                                                                                           (US$ in thousands)
-----------------------------------------------------------------------------------------------------------------------------
                                                                    Nine months ended                  Nine months ended
                                      Year ended                    December 31, 2000                   December 31, 2001
                                    March 31, 2001                     (unaudited)                        (unaudited)
-----------------------------------------------------------------------------------------------------------------------------
                            Revenues from                     Revenues from                     Revenues from
                              external        Long-lived         external        Long-lived        external        Long-lived
                             customers          assets          customers          assets         customers          assets
-----------------------------------------------------------------------------------------------------------------------------
United States                  $222,521        $ 11,610         $154,509          $ 11,328         $220,199         $ 12,061
Europe                           20,481             134           14,216               124           28,671              205
India                            31,461         231,046           23,355           225,465           24,369          129,964
Japan                             7,260             263            2,982               310            6,263              394
Rest of the World                26,484             173           15,798               170           27,350              385
-----------------------------------------------------------------------------------------------------------------------------
Total                          $308,207        $243,226         $210,860          $237,397         $306,852         $143,009
=============================================================================================================================

The long-lived assets in the above table represent premises and equipment and intangible assets of each segment. Transfers between reportable business or geographic segments are made either at cost or at arms-length prices.

19.  Concentration of Credit Risk

Accounts receivable balances are typically unsecured and are derived from revenues earned from customers primarily located in the United States. Satyam monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. During the year ended March 31, 2001, revenues generated from the top two customers accounted for 15.48% and 8.13% of the total revenues, respectively. During nine months ended December 31, 2000 (unaudited), revenues generated from the top two customers accounted for 15.46% and 8.59% of the total revenues, respectively. During nine months ended December 31, 2001 (unaudited), revenues generated from the top two customers accounted for 18.10% and 6.77% of the total revenues, respectively. Total revenue from Satyam's top ten customers accounted for 46.08% of the total revenues during the year ended March 31, 2001, 46.82% and 48.10% of the total revenues during nine months ended December 31, 2000 and 2001 (unaudited) respectively.

20.    Related Party Transactions

Related party transactions comprise of

                                                                                                          (US$ in thousands)
----------------------------------------------------------------------------------------------------------------------------
                                                                               Year  ended             Nine months ended
                                                                              March 31, 2001                December 31
                                                                                                        2000           2001
                                                                                                  (Unaudited)    (Unaudited)
----------------------------------------------------------------------------------------------------------------------------
Infrastructure and other services provided by Satyam to
  Satyam GE                                                                           $  461           $ 249           $ 133
  Satyam Venture                                                                       1,031             660             855
----------------------------------------------------------------------------------------------------------------------------
  Total                                                                               $1,492           $ 909           $ 988
============================================================================================================================

Software services provided  to Satyam by
  Satyam GE                                                                                -               -               -
  Satyam Venture                                                                         165             165               -
----------------------------------------------------------------------------------------------------------------------------
  Total                                                                               $  165           $ 165               -
============================================================================================================================

Amount due from/(to) Joint ventures
  Satyam GE                                                                              631             334             294
  Satyam Venture                                                                         896             636             269
  CA Satyam                                                                                -               -            (291)
----------------------------------------------------------------------------------------------------------------------------
  Total                                                                               $1,527           $ 970           $ 272
============================================================================================================================

Satyam Computer Services Limited
Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Contingencies and Commitments

Legal proceedings against Infoway

On November 5, 2001, a securities class action lawsuit was filed in the United States District Court for the Southern District of New York on behalf of all persons who acquired Infoway's stock between October 20, 1999 and December 6, 2000. Infoway, certain executive officers of Infoway, and certain underwriters involved in Infoway's initial public offering are named as defendants in the complaint. This complaint alleges that certain of the underwriters of the initial public offering violated federal securities laws by failing to disclose that they had solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased Infoway's stock in the initial public offering, and had entered into undisclosed arrangements with certain investors whereby the underwriters allocated shares in the initial public offering to those investors in exchange of their agreement to purchase Infoway's shares in the after-market at pre-determined prices. The complaint also alleges that the defendants violated the federal securities laws by issuing a registration statement in connection with the initial public offering that contained material misstatements and / or omissions because it did not disclose that these allegedly undisclosed arrangements had occurred. The complaint seeks damages on behalf of all those who purchased or otherwise acquired Infoway's securities during the period covered by the complaint. The deadline for defendants to respond to the complaint has not yet expired.
Infoway believes that it has meritorious defenses and intends to defend this action vigorously. However, Infoway could be forced to incur material expenses in the litigation, and in the event there is an adverse outcome, the business could be harmed.

Bank guarantees

The bank guarantees outstanding are US$ 1,012 thousand as of March 31, 2001, US$ 1,814 thousand and US$ 1,453 thousand as of December 31, 2000 and 2001 (unaudited) respectively. Bank guarantees are generally provided to government agencies, primarily to the Telegraph Authorities as security for compliance with and performance of terms and conditions contained in the Internet Service Provider license granted to Satyam and Videsh Sanchar Nigam Limited, towards the supply and installation of an electronic commerce platform respectively. Satyam also provides guarantees to Excise and Customs authorities for the purposes of maintaining a bonded warehouse. These guarantees may be revoked by the governmental agencies if they suffer any losses or damage through the breach of any of the covenants contained in the agreements.

Capital commitments
Capital commitments comprises of

                                                                                                      (US$ in thousands)
------------------------------------------------------------------------------------------------------------------------
                                                                                As of              As of December 31
                                                                           March 31, 2001
                                                                                                      2000         2001
                                                                                                (Unaudited)  (Unaudited)
------------------------------------------------------------------------------------------------------------------------
Letter of Credit outstanding                                                      $   473           $   411       $  351
Contractual commitments for capital expenditure                                     8,565            11,723        3,174
Commitment towards investment in equity capital under joint venture                 2,645             5,985        1,000
------------------------------------------------------------------------------------------------------------------------
Total                                                                             $11,683           $18,119       $4,525
========================================================================================================================

Letters of credit are generally established for the import of hardware, software and other capital items. Contractual commitments for capital expenditures are relating to acquisition of premises, equipment and new network infrastructure.

22.  Restructuring in Vision Compass, Inc.

In April 2001, the Board of Directors of VCI approved a plan to refocus VCI, concentrating on several core functions. As a result, VCI announced that it would be reallocating its resources, which includes laying off almost 70% of VCI's employees. Presently, Satyam does not have any plan to discontinue the operations of VCI. The restructuring costs are expected to be approximately US$750 thousand.

Satyam Computer Services Limited
Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

23.  Shareholders' Equity and Dividends

Issuance of common stock

In May 2001, Satyam Computer Services listed its American Depository Shares
(ADS) for trading on the New York Stock Exchange ("NYSE" ticker symbol "SAY"). Satyam Computer Services issued 16,675,000 ADS (representing 33,350,000 equity shares of Rs. 2 each fully paid up) at a price of US$9.71 per ADS, including ADS issued on exercise of 15% Greenshoe option by the Underwriters. Each ADS represents two equity shares of Rs 2 each fully paid up.

Dividends

Final dividends proposed by the Board of Directors are payable when formally declared by the shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the Board of Directors. Interim dividends are declared by the Board of Directors without the need for shareholders' approval. With respect to equity shares issued by Satyam Computer Services during a particular fiscal year, cash dividends declared and paid for such fiscal year generally will be prorated from the date of issuance to the end of such fiscal year. Satyam Computer Service accrues dividends payable and pays them after obtaining shareholders' approval.

Dividends payable to equity shareholders are based on the net income available for distribution as reported in Satyam Computer Services' unconsolidated financial statements prepared in accordance with Indian GAAP. As such, dividends are declared and paid in Indian Rupees. The net income in accordance with U.S. GAAP may, in certain years, either not be fully available or will be additionally available for distribution to equity shareholders. For the year ended March 31, 2001, under Indian GAAP the net income available for distribution to equity shareholders was US$103,797 thousand and US$77,683 thousand for the nine months ended December 31, 2001 (unaudited).

On June 29, 2001, shareholders authorized payment of a cash dividend of US$0.009 per share amounting to US$2,918 thousand to shareholders of record on June 25, 2001. The dividend was paid on July 10, 2001.

On October 24, 2001, the Board of Directors of Satyam Computer Services authorized payment of a cash dividend of US$0.01 per share amounting to US$3,514 thousand to shareholders of record on November 9, 2001. The dividend was paid on October 29, 2001.

Under the Companies Act, dividends may be paid out of the profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. Before declaring a dividend greater than 10.0% of the par value of its equity shares, a company is required to transfer to its reserves a minimum percentage of its profits for that year, ranging from 2.5% to 10.0%, depending on the dividend percentage to be declared in such year. Dividends declared, distributed or paid by an Indian corporation are subject to a dividend tax of 10.2%, including the presently applicable surcharge, of the total amount of the dividend declared, distributed or paid. This tax is not paid by shareholders nor is it a withholding requirement, but rather it is a direct tax payable by the corporation.


24.  Balance sheet and income statement schedules

a)   Cash and Cash Equivalents

The cash and cash equivalents consist of:

                                                             (US$ in thousands)
-------------------------------------------------------------------------------
                                              As of       As of December 31
                                             March 31
                                       ----------------------------------------
                                              2001        2000         2001
-------------------------------------------------------------------------------
                                                       (unaudited)  (unaudited)
Cash and bank balances                        $37,130     $48,972     $210,129
Cash equivalents                               28,938      42,403       12,436
-------------------------------------------------------------------------------
Cash and cash equivalents                     $66,068     $91,375     $222,565
===============================================================================

Cash equivalents include deposits of US$261 thousand as of March 31, 2001, US$273 thousand and US$ Nil as of December 31, 2000 and 2001 (unaudited) respectively, placed in "No-charge-no-lien" accounts as security towards performance guarantees issued by Satyam's bankers on Satyam's behalf. Satyam cannot utilize these amounts until the guarantees are discharged or revoked.

Satyam Computer Services Limited
Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

b)   Accounts Receivable

Accounts receivable consist of:

                                                                   (US$ in thousands)
-------------------------------------------------------------------------------------
                                                    As of
                                                   March 31      As of December 31
                                                 ------------------------------------
                                                     2001         2000         2001
-------------------------------------------------------------------------------------
                                                              (unaudited)  (unaudited)
Customers (trade)                                   $95,444      $82,728      $98,480
Related parties                                         650          540          118
Less: allowance for doubtful debts                   (3,530)      (2,623)      (8,016)
-------------------------------------------------------------------------------------
Accounts receivable                                 $92,564      $80,645      $90,582
=====================================================================================

The allowance for doubtful debts is established at amounts considered to be appropriate based primarily upon Satyam's past credit loss experience and an evaluation of potential losses on the outstanding receivable balances.

c)   Inventory

Inventory consists of:



                                                            (US$ in thousands)
------------------------------------------------------------------------------
                                              As of
                                             March 31       As of December 31
                                      ----------------------------------------
                                              2001         2000         2001
------------------------------------------------------------------------------
                                                       (unaudited)  (unaudited)
CD-ROMs                                       $  153       $  209       $   58
Communication hardware                         2,010          616        1,422
Application software                             126          352          229
Others                                            70           99           44
Less: Valuation Allowance                         (9)          (9)          (8)
------------------------------------------------------------------------------
Inventory                                     $2,350       $1,267       $1,745
==============================================================================

d)   Prepaid Expenses and Other Receivables

Prepaid expenses and other receivables consist of:

                                                                         (US$ in thousands)
-------------------------------------------------------------------------------------------
                                                   As of
                                                  March 31            As of December 31
                                            -----------------------------------------------
                                                    2001               2000            2001
                                            -----------------------------------------------
                                                                 (unaudited)     (unaudited)
Prepaid expenses                                    $ 5,922         $ 6,315         $ 4,415
Advance for expenses                                 13,089           8,435           6,298
Loans and advance to employees                        2,493           2,410           2,061
Other advances and receivables                        1,364           2,876           4,586
Less: Allowance for doubtful advances                  (312)           (263)           (736)
-------------------------------------------------------------------------------------------
Prepaid expenses and other receivables              $22,556         $19,773         $16,624
===========================================================================================

Other advances and receivables includes restricted cash in the form of deposits placed with banks to obtain bank guarantees amounted to US$15 thousand as of March 31, 2001, US$99 thousand and US$17 thousand as of December 31, 2000 and 2001 (unaudited), respectively. Prepaid expenses principally include the unexpired portion of annual rentals paid to the Department of Telecommunications, Ministry of Communications, and the Government of India for use of leased telecommunication lines, Satellite link charges, and insurance premiums.

Satyam Computer Services Limited
Notes to Consolidated Financing Statements

--------------------------------------------------------------------------------

e)   Other Assets

Other assets consist of:

                                                                                                       (US$ in thousands)
---------------------------------------------------------------------------------------------------------------------------
                                                                                       As of
                                                                                      March 31        As of December 31
                                                                                -------------------------------------------
                                                                                        2001         2000          2001
---------------------------------------------------------------------------------------------------------------------------
                                                                                                   (unaudited)  (unaudited)
Rent and maintenance deposits                                                           $ 3,570       $4,033        $3,994
Telephone and other deposits                                                              2,190        1,048         1,323
Loans and advances to employees due after one year                                        1,918          445         1,785
Deferred taxes on income                                                                  1,371           14             -
Others                                                                                    3,594        3,163         2,882
Less: Allowance for doubtful deposits                                                      (647)        (625)         (644)
---------------------------------------------------------------------------------------------------------------------------
Other Assets                                                                            $11,996       $8,078        $9,340
===========================================================================================================================

Others include restricted cash in the form of deposits placed with banks to obtain bank guarantees amounted to US$140 thousand as of March 31, 2001, US$146 thousand and US$128 thousand as of December 31, 2000 and 2001 (unaudited), respectively. Telephone and other deposits are primarily attributable to deposits with government organizations principally to obtain leased telephone lines and electricity supplies and advance payments to vendors for the supply of goods and rendering of services.

f)   Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of:

                                                                                                       (US$ in thousands)
                                                                                       As of
                                                                                      March 31         As of December 31
                                                                                -------------------------------------------
                                                                                        2001          2000         2001
---------------------------------------------------------------------------------------------------------------------------
                                                                                                   (unaudited)  (unaudited)
Accrued expenses                                                                       $20,142      $13,502       $25,666
Unclaimed dividend                                                                         335          250           756
Provision for taxation                                                                   6,707        3,186         6,430
Provision for gratuity                                                                     854          726         1,353
Deferred taxes on income                                                                     -           42             -
Others                                                                                   3,742        2,550         4,874
---------------------------------------------------------------------------------------------------------------------------
Accrued expenses and other current liabilities                                         $31,780      $20,256       $39,079
===========================================================================================================================

g)   Other Income

Other income consists of:

                                                                                                       (US$ in thousands)
                                                                                    Year ended           Nine months ended
                                                                                     March 31               December 31
                                                                                  -----------------------------------------
                                                                                         2001          2000         2001
---------------------------------------------------------------------------------------------------------------------------
                                                                                                  (unaudited)  (unaudited)
Gain on foreign exchange transactions                                                $5,816         $4,724         $6,532
Others                                                                                  990            872          1,129
---------------------------------------------------------------------------------------------------------------------------
Other income                                                                         $6,806         $5,596         $7,661
===========================================================================================================================

Satyam Computer Services Limited
Notes to Consolidated Financing Statements

--------------------------------------------------------------------------------

h)   Other expenses

Other expenses consist of:

                                                                                                       (US$ in thousands)
                                                                                    Year ended           Nine months ended
                                                                                     March 31               December 31
                                                                                  -----------------------------------------
                                                                                         2001          2000         2001
---------------------------------------------------------------------------------------------------------------------------
                                                                                                  (unaudited)  (unaudited)
Loss on sale of equipment                                                             $  43         $  17           $ 159
Miscellaneous expenses                                                                  301           309             169
---------------------------------------------------------------------------------------------------------------------------
Other expenses                                                                        $ 344         $ 326           $ 328
===========================================================================================================================

25.  Subsequent Events

Investment in Satyam GE Software Services Private Limited

In January 2002 Satyam Computer Services has initiated the process of transfer of its 50% shareholding in Satyam GE Software Services Private Limited ("Satyam GE") to GE Pacific (Mauritius) Limited, Mauritius (GEPL) in accordance with the shareholders' agreement. The transfer is subject to fulfillment of terms and conditions specified the agreement and obtaining necessary approvals from appropriate authorities. The sale value would be approximately US$ 4,000 thousand.